CHARGE ME
PIZZA WON'T DELIVER ITSELF
DOMINO'S ELECTRIC DELIVERY

# 2022 ANNUAL REPORT

DOMINO'S PIZZA 2022 ANNUAL REPORT



# FINANCIAL HIGHLIGHTS
*$ in millions, except per share data*

| | 2022[1] | 2021[1] | 2020[1] |
|---|---|---|---|
| **Net Unit Growth** | | | |
| U.S. Franchise | 124 | 193 | 208 |
| U.S. Company-owned | 2 | 12 | 21 |
| International | 906 | 999 | 395 |
| Total | 1,032 | 1,204 | 624 |
| **Year End Store Counts** | | | |
| U.S. Franchise | 6,400 | 6,185 | 5,992 |
| U.S. Company-owned | 286 | 375 | 363 |
| International | 13,194 | 12,288 | 11,289 |
| Total | 19,880 | 18,848 | 17,644 |
| **Revenues** | | | |
| U.S. Franchise Royalties and Fees | $556.3 | $539.9 | $503.2 |
| U.S. Company-owned Stores | 445.8 | 479.0 | 485.6 |
| U.S. Franchise Advertising | 485.3 | 479.5 | 462.2 |
| Supply Chain | 2,754.7 | 2,561.0 | 2,416.7 |
| International Franchise Royalties and Fees | 295.0 | 298.0 | 249.8 |
| Total | $4,537.2 | $4,357.4 | $4,117.4 |
| **Same Store Sales Growth[2]** | | | |
| U.S. | (0.8)% | +3.5% | +11.5% |
| International | +0.1% | +8.0% | +4.4% |
| **Global Retail Sales[3]** | | | |
| U.S. | $8,751.7 | $8,641.4 | $8,287.1 |
| International | 8,788.2 | 9,137.5 | 7,818.6 |
| Total | $17,539.9 | $17,779.0 | $16,105.7 |
| **Income from Operations** | $767.9 | $780.4 | $725.6 |
| **Net Income** | $452.3 | $510.5 | $491.3 |
| **Diluted Earnings Per Share** | $12.53 | $13.54 | $12.39 |
| **Diluted Earnings Per Share,** as adjusted[4] | $12.53 | $13.60 | $12.01 |
| **Weighted Average Diluted Shares** | 36,093,754 | 37,691,351 | 39,640,791 |

1  The 2022 and 2021 fiscal years each included 52 weeks and the 2020 fiscal year included 53 weeks.

2  Performance vs. fiscal years 2021, 2020 and 2019, respectively. International same store sales growth excludes changes in foreign currency exchange rates. The 53rd week in fiscal 2020 had no impact on reported same store sales growth amounts.

3  Global Retail Sales represent sales by our Company-owned and franchised stores. Franchised store retail sales are reported to us by our franchisees and are not our revenues. International retail sales are reported in U.S. dollars.

4  Diluted Earnings Per Share, as adjusted, excludes items affecting comparability, as detailed in the respective Company Earnings Release for each of 2021 and 2020. No items affected in 2022.






# TO OUR SHAREHOLDERS:

Fellow Shareholders,

2022 was a dynamic year for Domino's. It began with the Omicron surge and ended with historically high inflation, bringing both challenges and opportunities along the way. Through it all we remained true to our proven model - leading with innovation, providing great value to our customers, and leveraging our scale for growth. Due to the outstanding efforts of our team members and Franchisees globally we remain the number one pizza company in the world.

Internally, 2022 brought significant transitions to our team. In May, I became the fifth CEO in the over 60-year history of Domino's. This role is an incredible honor for me. I started at Domino's in 2008 as Chief Marketing Officer and helped lead a reinvention of our pizza and brand via our 'Pizza Turnaround' campaign. From there I went on to become the President of our U.S. business and our Chief Operating Officer. When it comes to service, Domino's is a company that measures itself in minutes…and I can tell you I have enjoyed every minute of my 14+ years with the Company. Domino's is a truly special brand, with team members and Franchisees that are the best at what they do because they love what they do.

Along with my transition, we continued to strengthen our leadership team. We welcomed a talented new CFO, Sandeep Reddy. Sandeep is an experienced public company CFO who positively impacted the brand and our team immediately. Our deep bench allowed us to promote two experienced Domino's leaders into new roles in 2022, with Joe Jordan moving into the role of President of Domino's U.S. and Global Services and Art D'Elia becoming Executive Vice President of International. Our executive leadership team is as strong and tightly aligned as I have ever seen it. Together, we have 65 years of Domino's experience and over 110 years of restaurant experience.

As we conclude 2022 and look back to the beginning of the pandemic, I am so proud of our team. Amid an ever-changing global operating environment which included commodity, labor and foreign exchange pressures, we continued to evolve the business. Domino's grew by 2,860 new stores around the globe over the last three years, when many restaurant brands struggled to grow. Domino's is in over 90 countries, welcomed Costa Rica, Latvia, and Uruguay to our global portfolio, and should hit 20,000 stores as a system in 2023.

While our international business ended its streak of 113 consecutive quarters of same-store-sales growth in 2022, we ended the year positive and grew international retail sales by 6.3%[1]. The 1,135 gross openings outside of the U.S. were the highest organic openings in our history, meaning they were achieved without any of our Master Franchisees conducting a large-scale conversion of another pizza chain. These openings were driven by the strong cash-on-cash returns our Master Franchisees continue to drive.

In 2022 we also continued our transformation into a more complete restaurant company. Today carryout comprises approximately half of our orders and about 40% of retail sales in the U.S. In fact, U.S. carryout retail sales for full year 2022 were more than $1.0 billion higher than pre-COVID levels in 2019. To give you a sense of the current scale of our carryout business, if it were a company of its own, Domino's U.S. carryout would be counted amongst the top 20 QSR brands[2] in America based on consumer spending for the year ending December 2022. Not surprisingly, we announced our becoming the #1 carryout pizza company in the U.S. this year.

The growth in our international business and in U.S. carryout helped balance a disappointing 2022 in our U.S. delivery business. The Omicron surge impacted capacity to serve customer demand due to store-level staffing shortages, particularly with drivers. Throughout 2022 we worked to address this issue, from adding call centers and freeing-up store team members to streamlining hiring procedures and implementing operational improvements in stores. As a testament to these efforts and the strength of our system, despite our U.S. delivery business being down, we grew our U.S. pizza delivery market share[2] in a category that faced similar challenges. And while short of our high expectations, Domino's maintained strong levels of profitability, particularly when compared against our performance in fiscal 2019 prior to the COVID-19 pandemic. This also holds true for our U.S. franchise stores, which we estimate averaged approximately $137,000 in EBITDA in 2022.

Another highlight of the year for me was the rollout of the Domino's EV fleet – the largest electric pizza delivery fleet in the country. This is a great example of solving a business problem with a solution that is also good for the planet. With over 800 Domino's branded electric vehicles rolling out across the U.S. at our corporate-owned and franchised stores, Domino's is reducing its carbon footprint while addressing staffing challenges by creating opportunities to attract new drivers who may not have a vehicle of their own. And this solution is global. Our Master Franchisees deliver with electric bikes and scooters in 24 international markets.

The EV fleet launch is important to the long-term goals of the Company, as outlined in our 2022 corporate stewardship report. In the report we reiterated our commitment to our stewardship vision: "to feed the power of possible every day for the communities we serve, our team members and the planet." As our stewardship efforts expand and evolve, we continue to believe there are synergies between doing the right thing for our team members and the environment, while also doing what is best for our business.

The Domino's business model is resilient and has flourished over the last 62 years by showing the ability to transform and grow under a variety of circumstances. While the macroeconomic environment remains fluid, Domino's has never been a more complete restaurant company. We are the number one pizza company in the world because we have the best Franchisees, a team that makes disciplined decisions based on insights and a global brand focused on providing unmatched value. I am proud of what we have accomplished together and even more excited about what is still to come!

Thanks for coming along with us,

Russell Weiner
Chief Executive Officer



1 Excluding foreign currency impact
2 The NPD Group

Domino's Pizza 10-K

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended January 1, 2023**

**or**

[  ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number 001-32242**

# Domino's Pizza, Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **DELAWARE** | **38-2511577** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **30 Frank Lloyd Wright Drive** | |
| **Ann Arbor, Michigan** | **48105** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(734) 930-3030**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Trading Symbol | Name of Each Exchange on Which Registered |
|---|---|---|
| Domino's Pizza, Inc. Common Stock, $0.01 par value | DPZ | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:** <u>None</u>

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes [X]  No [  ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:
Yes [  ]  No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes [X]  No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
Yes [X]  No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | [X] | Accelerated filer | [  ] |
| Non-accelerated filer | [  ] | Smaller reporting company | [  ] |
| Emerging growth company | [  ] | | |

If emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [  ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes [  ]  No [X]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of Domino's Pizza, Inc. as of June 19, 2022 computed by reference to the closing price of Domino's Pizza, Inc.'s common stock on the New York Stock Exchange on such date was $13,537,240,820.

As of February 16, 2023, Domino's Pizza, Inc. had 35,419,653 shares of common stock, par value $0.01 per share, outstanding.

**Documents incorporated by reference:**

Portions of the definitive proxy statement to be furnished to shareholders of Domino's Pizza, Inc. in connection with the annual meeting of shareholders to be held on April 25, 2023 are incorporated by reference into Part III.

# TABLE OF CONTENTS

Throughout this document, Domino's Pizza, Inc. (NYSE: DPZ) is referred to as the "Company," "Domino's," "Domino's Pizza" or in the first-person notations of "we," "us" and "our."

In this document, we rely on and refer to information regarding the U.S. quick service restaurant, or QSR, sector and the U.S. QSR pizza category from CREST® ongoing foodservice market research (years ending December) prepared by The NPD Group, as well as market research reports, analyst reports and other publicly-available information. Although we believe this information to be reliable, we have not independently verified it. U.S. sales information relating to the U.S. QSR sector and the U.S. QSR pizza category represent reported consumer spending obtained by The NPD Group's CREST® ongoing foodservice market research from consumer surveys. This information relates to both our Company-owned and franchised stores.

**Part I**
**Item 1. Business.**

## Overview

Domino's is the largest pizza company in the world with more than 19,800 locations in over 90 markets around the world as of January 1, 2023, and operates two distinct service models within its stores with a significant business in both delivery and carryout. Founded in 1960, we are a highly recognized global brand, and we focus on value while serving neighborhoods locally through our large worldwide network of franchise owners and U.S. Company-owned stores through both the delivery and carryout service models. We are primarily a franchisor, with approximately 99% of Domino's global stores owned and operated by our independent franchisees as of January 1, 2023. Franchising enables an individual to be his or her own employer and maintain control over all employment-related matters and pricing decisions, while also benefiting from the strength of the Domino's global brand and operating system with limited capital investment by us.

The Domino's business model is straightforward: Domino's stores handcraft and serve quality food at a competitive price, with easy ordering access and efficient service, enhanced by our technological innovations. Our hand-tossed dough is made fresh and distributed to stores around the world by us and our franchisees.

Domino's generates revenues and earnings by charging royalties and fees to our franchisees. Royalties are ongoing percent-of-sales fees for use of the Domino's® brand marks. We also generate revenues and earnings by selling food, equipment and supplies to franchisees through our supply chain operations primarily in the U.S. and Canada and by operating a number of Company-owned stores in the United States. Franchisees profit by selling pizza and other complementary items to their local customers. In our international markets, we generally grant geographical rights to the Domino's Pizza® brand to master franchisees. These master franchisees are charged with developing their geographical area, and they may profit by sub-franchising and selling food and equipment to those sub-franchisees, as well as by running pizza stores. We believe that everyone in the system can benefit, including the end consumer, who can purchase Domino's menu items for themselves and their family conveniently and economically.

The Domino's business model can yield strong returns for our franchise owners and our Company-owned stores. It can also yield significant cash flows to us, through a consistent franchise royalty payment and supply chain revenue stream, with moderate capital expenditures. We have historically returned cash to shareholders through dividend payments and share repurchases. We believe we have a proven business model for success, which includes leading with technology, service and product innovation and leveraging our global scale, which has historically driven strong returns for our shareholders.

## Our History

We have been selling quality, affordable food through both the carryout and delivery service models to our customers since 1960. We became "Domino's Pizza" in 1965 and opened our first franchised store in 1967. Over the last 60 years, we have built Domino's into one of the most widely-recognized consumer brands in the world. We believe our commitment to value, convenience, quality and new products continues to keep consumers engaged with the brand.

Emphasis on technological innovation helped us achieve approximately two-thirds of all global retail sales in 2022 from digital channels. In the U.S., we have developed several innovative ordering platforms, including those for Google Home, Facebook Messenger, Apple Watch, Amazon Echo, Twitter and more.

Since 1998, the Company has been structured with a leveraged balance sheet and has completed a number of recapitalization transactions. As of January 1, 2023, the Company had $5.02 billion in total debt, which includes debt resulting from its recapitalization transactions completed in 2021, 2019, 2018, 2017 and 2015 (the "2021 Recapitalization," "2019 Recapitalization," "2018 Recapitalization," "2017 Recapitalization" and the "2015 Recapitalization," respectively, and collectively, the "2021, 2019, 2018, 2017 and 2015 Recapitalizations").

# Our Industry

The U.S. QSR pizza category is large and fragmented. From 2017 through 2022, the U.S. QSR pizza category has grown from $36.4 billion to $40.7 billion. It is the second-largest category within the $320.3 billion U.S. QSR sector. The U.S. QSR pizza category is primarily comprised of delivery, dine-in and carryout, with carryout and delivery comprising the two largest segments.

In the U.S., we compete in the delivery and carryout segments of the pizza industry, and we are the dollar market share leader for delivery and carryout among pizza QSRs. Delivery segment dollars of $17.3 billion in 2022 (up from $13.6 billion in 2017) account for approximately 43% of total U.S. consumer spend at pizza QSRs. The four industry leaders, including Domino's, account for approximately 60% of U.S. pizza delivery, based on reported consumer spending, with the remaining dollars going to regional chains and independent establishments. From 2017 to 2022, the carryout segment grew from $16.4 billion to $18.9 billion. The four industry leaders, including Domino's, account for approximately 50% of the U.S. carryout segment. (Source: The NPD Group/CREST®, year ending December 2022).

In contrast to the U.S., international pizza delivery is relatively underdeveloped, with only Domino's and two other competitors having a significant global presence. We believe that demand for pizza delivery and pizza carryout is large and growing throughout the world, driven by international consumers' increasing emphasis on convenience, and our proven success of 40 years of conducting business abroad.

## Our Competition

The global pizza delivery and carryout segments, as well as the broader QSR sector, are highly competitive. In the U.S., we compete against regional and local companies as well as national chains Pizza Hut®, Papa John's® and Little Caesars Pizza®. Internationally, we compete primarily with Pizza Hut®, Papa John's® and country-specific national, regional and local pizzerias. We generally compete on the basis of product quality, location, image, service, technology, convenience and price. Our business and those of our competitors can be affected by changes in consumer tastes, economic and health conditions, demographic trends, marketing, advertising, pricing and consumers' disposable income. We also compete with other food, food delivery and order and delivery aggregation companies, which have continued to grow in size and scale in recent years. We compete not only for customers, but also for management and hourly employees, including store team members, drivers and qualified franchisees, as well as suitable real estate sites.

## Our Customers

Our business is not dependent upon a single retail customer or small group of customers, including franchisees. No customer accounted for more than 10% of total consolidated revenues in 2022, 2021 or 2020. As of January 1, 2023, our largest franchisee based on store count, Domino's Pizza Enterprises (DMP: ASX), operated 3,751 stores in 13 international markets, and accounted for 19% of our total store count. Revenues from this master franchisee accounted for 1.7% of our consolidated revenues in 2022. Our international franchise segment only requires a modest amount of general and administrative expenses to support its markets and does not have a cost of sales component. Therefore, the vast majority of these royalty revenues result in profits to us.

## Our Menu

We offer a menu designed to present an attractive, quality offering to customers, while keeping it simple enough to minimize operational complexity and expedite order-taking and food preparation. Our basic menu features pizza products with varying sizes and crust types. Our typical store also offers oven-baked sandwiches, pasta, boneless chicken and chicken wings, bread and dips side items, desserts and soft drink products. International markets vary toppings by country and culture, such as the Paratha Pizza in India, Durian Pizza in China or the Octopus Bomb Shrimp in Korea, featuring shrimp, octopus, vegetables, feta cream and horseradish sauce.

## Store Image and Operations

We have delivered pizza for over 60 years, and we also emphasize carryout as a significant component of our business. The majority of our U.S. and international stores are constructed in the carryout-friendly Pizza Theater design. Many of these stores offer casual seating and enable customers to watch the preparation of their orders, but do not offer a full-service dine-in experience. As a result, our stores generally do not require expensive restaurant facilities and staffing.

## Our Business Segments

We operate, and report, three business segments: U.S. stores, international franchise and supply chain.

### *U.S. Stores*

During 2022, our U.S. stores segment accounted for $1.49 billion, or 33%, of our consolidated revenues. Our U.S. stores segment consists primarily of our franchise operations, which consisted of 6,400 franchised stores located in the United States as of January 1, 2023. We also operated a network of 286 U.S. Company-owned stores as of January 1, 2023.

Directly operating Domino's stores contributes significantly to our ability to act as a credible franchisor. We also use our Company-owned stores as test sites for technological innovation and promotions as well as operational improvements. We also use them for training new store managers and operations team members, as well as developing prospective franchisees. While we are primarily a franchised business, we continuously evaluate our mix of U.S. Company-owned and franchised stores. As of January 1, 2023, franchised stores represented approximately 96% of our total store count within our U.S. stores segment.

### *U.S. Franchise Profile*

As of January 1, 2023, our network of 6,400 U.S. franchise stores was owned and operated by 725 independent U.S. franchisees. Our franchise formula enables franchisees to benefit from our brand recognition with a relatively low initial capital investment. As of January 1, 2023, the average U.S. franchisee owned and operated approximately nine stores and had been in our franchise system for over 17 years. Additionally, 22 of our U.S. franchisees operated more than 50 stores (including our largest U.S. franchisee who operated 162 stores) and 204 of our U.S. franchisees each operated one store as of January 1, 2023.

We apply rigorous standards to prospective U.S. franchisees. We generally require them to manage a store for at least one year and graduate from our franchise management school program before being granted the right to franchise. This enables us to observe the operational and financial performance of a potential franchisee prior to entering into a long-term agreement. Substantially all of our independent U.S. franchise owners started their careers with us as delivery drivers or in other in-store positions, which we believe offers advantages in terms of familiarity with our business and store operations. In addition, we generally restrict the ability of U.S. franchisees to be involved in other businesses, which we believe helps focus our franchisees' attention on operating their stores. We believe these characteristics and standards are largely unique within the franchise industry and have resulted in qualified and focused franchisees operating Domino's stores. We maintain a productive relationship with our independent franchise owners through regional franchise teams, distributing materials that help franchise stores comply with our standards and using franchise advisory groups that facilitate communications between us and our franchisees. We consider our relationship with our U.S. franchisees to be good.

### *U.S. Franchise Agreements*

We enter into franchise agreements with U.S. franchisees under which the franchisee is generally granted the right to operate a store in a particular location for a term of ten years, with an ability to renew for an additional term of ten years. We had a franchise agreement renewal rate of approximately 99% in 2022. Under the current standard franchise agreement, we assign an exclusive area of primary responsibility to each franchised store. Each franchisee is generally required to pay a 5.5% royalty fee on sales, as well as certain technology fees. In certain instances, we will collect lower rates based on certain incentives.

Our stores in the United States currently contribute 6% of their sales to fund national marketing and advertising campaigns (subject, in certain instances, to lower rates based on certain incentives and waivers). These funds are administered by Domino's National Advertising Fund Inc. ("DNAF"), our consolidated not-for-profit advertising subsidiary. The funds are primarily used to purchase media for advertising, and also to support market research, field communications, public relations, commercial production, talent payments and other activities to promote the Domino's brand. In addition to the national and market-level advertising contributions, U.S. stores generally spend additional funds on local store marketing activities.

We have the contractual right, subject to state law, to terminate a franchise agreement for a variety of reasons, including, but not limited to, a franchisee's failure to adhere to the Company's franchise agreement, failure to make required payments or failure to adhere to specified Company policies and standards.

### *International Franchise*

During 2022, our international franchise segment accounted for $295.0 million, or 6%, of our consolidated revenues. This segment is comprised of a network of franchised stores in over 90 international markets. As of January 1, 2023, we had 13,194 international franchise stores. The principal sources of revenues from those operations are royalty payments generated by retail sales from franchised stores, as well as certain technology fees.

Our international franchisees employ our basic standard operating model and adapt it to satisfy the local eating habits and consumer preferences of various regions outside the U.S. Currently, the vast majority of our international stores operate under master franchise agreements.

We believe that Domino's appeals to potential international franchisees because of our recognized brand name and technological leadership, the moderate capital expenditures required to open and operate the stores and the system's desirable store-level profitability. Stores in seven of our ten largest international markets in terms of store count are operated by master franchise companies that are publicly traded on stock exchanges as noted in the below table. The following table shows our store count as of January 1, 2023 in our ten largest international markets, which accounted for approximately 63% of our international stores as of that date.

| Market | Number of stores |
|---|---|
| India (JUBLFOOD: NS) | 1,758 |
| United Kingdom (DOM: L) | 1,197 |
| Japan (DMP: ASX) | 957 |
| Mexico (ALSEA: MX) | 842 |
| Australia (DMP: ASX) | 756 |
| Turkey (DPEU: L) | 650 |
| China | 589 |
| Canada | 585 |
| France (DMP: ASX) | 487 |
| South Korea | 480 |

### *International Franchisee Profile*

The vast majority of our markets outside of the U.S. are operated by master franchisees with franchise and distribution rights for entire regions or countries. In a few select markets, we franchise directly to individual store operators. Prospective master franchisees are required to possess local market knowledge to establish and develop Domino's stores, with the ability to identify and access targeted real estate sites, as well as expertise in local laws, customs, culture and consumer behavior. We also seek candidates that have access to sufficient capital to meet growth and development plans. We consider our relationship with our international franchisees to be good.

### *International Master Franchise and Other Agreements*

Our international master franchise agreements generally grant the franchisee exclusive rights to develop and sub-franchise stores, and the right to operate supply chain centers in particular geographic areas. Agreements are generally for a term of ten years, with options to renew for additional terms. The agreements typically contain growth clauses requiring franchisees to open a minimum number of stores within a specified period. The master franchisee is generally required to pay an initial, one-time franchise fee as well as an additional franchise fee upon the opening of each new store. The master franchisee is also required to pay a continuing royalty fee as a percentage of sales, which varies among international markets and may also differ based on certain incentives and concessions, and averaged approximately 3.0% in 2022. We also have agreements with certain of our international master franchisees with respect to certain technology fees.

### *Supply Chain*

During 2022, our supply chain segment accounted for $2.75 billion, or 61%, of our consolidated revenues. In the U.S., we operate 22 regional dough manufacturing and supply chain centers, two thin crust manufacturing facilities, one vegetable processing center and one center providing equipment and supplies to our U.S. and certain international stores. We also operate five dough manufacturing and supply chain centers in Canada. We plan to continue investing in supply chain productivity initiatives in the future. Our supply chain segment leases a fleet of more than 1,000 tractors and trailers. Our centers produce fresh dough and purchase, receive, store and deliver quality food and other complementary items to substantially all of our U.S. stores and most of our Canadian franchised stores. We regularly supply over 7,200 stores with various food and supplies.

We believe our franchisees voluntarily choose to obtain food, supplies and equipment from us because we offer the most efficient, convenient and cost-effective alternative, while also offering both quality and consistency. Our supply chain segment offers profit-sharing arrangements to U.S. and Canadian franchisees who purchase all of their food for their stores from our centers. These profit-sharing arrangements generally offer participating franchisees and Company-owned stores with 50% (or a higher percentage in the case of Company-owned stores and certain franchisees who operate a larger number of stores) of the pre-tax profit from our supply chain center operations. We believe these arrangements strengthen our ties to and provide aligned benefits with franchisees.

### Third-Party Suppliers

A significant amount of our annual food spend is with suppliers with whom we maintain long-standing partnerships. Our supply partners are required to meet strict quality standards to ensure food safety. We review and evaluate these partners' quality assurance programs through (among other actions) on-site visits, third-party audits and product evaluations designed to ensure compliance with our standards. We believe the length and quality of our relationships with third-party suppliers provides us with priority service and quality products at competitive prices.

Cheese is our largest food cost. The price we charge to our U.S. franchisees for cheese is formula-based, with the Chicago Mercantile Exchange cheddar block price as the primary component, plus a supply chain markup. As cheese prices fluctuate, our revenues and margin percentages in our supply chain segment also fluctuate; however, actual supply chain dollar margins remain unchanged. We currently purchase our U.S. pizza cheese from a single supplier. Under our September 2017 agreement which expires in September 2024, our U.S. supplier agreed to provide the Company with an uninterrupted supply of cheese and the Company agreed to purchase all of its U.S. pizza cheese from this supplier. While we expect to meet the terms of this agreement, if we do not, we will be required to repay certain negotiated cost savings as provided in the agreement. The majority of our meat toppings in the U.S. come from a single supplier under a contract that, as extended, expires at the end of February 2023. We are actively negotiating a new contract with this supplier and we do not anticipate any significant impacts to our supply following the expiration of our current extension. We have the right to terminate these arrangements for quality failures and for certain uncured breaches. We have entered into a multi-year agreement with Coca-Cola® for the U.S. This contract, renegotiated in June 2019 and amended in January 2023, provides for Coca-Cola to continue to be our exclusive beverage supplier and expires on December 31, 2023 or at such time as a minimum number of cases of Coca-Cola products are purchased by Domino's, whichever occurs later.

We believe alternative third-party suppliers are available for all of these referenced products. While we may incur additional costs if we are required to replace any of our supply partners, we do not believe such additional costs would have a material adverse effect on our business. We continually evaluate each supply category to determine the optimal sourcing strategy.

We have not experienced any significant shortages of supplies or delays in receiving our inventories or products. Prices charged to us by our supply partners are subject to fluctuation, and we have historically been able to pass increased costs and savings on to stores. We periodically enter into supplier contracts to manage the risk from changes in commodity prices. We do not engage in speculative transactions, nor do we hold or issue financial instruments for trading purposes.

## Our Strengths

### Strong Brand Equity

We are the largest pizza company in the world and we believe our Domino's brand is one of the most widely-recognized consumer brands in the world. We are the recognized world leader in pizza delivery and, in the U.S., we are also the market share leader in carryout. We believe consumers associate our brand with the timely delivery of quality, affordable food and technological innovation. Over the past five years, our U.S. franchise and Company-owned stores have invested an estimated $2.6 billion in national, co-operative and local advertising. Our international franchisees also invest significant amounts in advertising efforts in their markets. We continue to reinforce our brand with extensive advertising through various media channels.

We are the number one pizza delivery company in the U.S. with approximately 32% share of delivery dollars at pizza QSRs, based on consumer spending data for the year ending December 2022. For the same period, we are also leading in carryout with approximately 19% share of carryout/drive-thru QSR pizza consumer spending (Source: The NPD Group/CREST®, year ending December 2022). With 6,686 stores located in the U.S., our store delivery areas cover a majority of U.S. households. Our share position and scale allow us to leverage our purchasing power, supply chain strength and marketing investments. We believe our scale and market coverage allow us to effectively serve our customers' demands for convenience and timely delivery. Outside the U.S., we have significant market share positions in many of the markets in which we compete.

***Strong and Proven Business Model***

Our business model generates U.S. and international franchise royalties and fees, supply chain revenue and retail sales at Company-owned stores. We have developed this model over our many years of operation, and it is anchored by strong store-level economics, which provide an entrepreneurial incentive for our franchisees and historically has generated strong demand for new stores. Over the past ten years, average U.S. store profitability in the Domino's system has increased meaningfully, resulting in higher profitability for our franchise owners. Our franchise system, in turn, has produced strong and consistent earnings for us through royalty and fee payments and through supply chain revenues.

We developed a cost-efficient store model, characterized by a delivery- and carryout-oriented store design, with moderate capital requirements and a menu of quality, value-oriented and affordable items. At the store level, we believe the simplicity and efficiency of our operations give us significant advantages over our competitors, who, in many cases, also focus on dine-in or have broader menu offerings. At the supply chain level, we believe we provide quality, good value and consistency for our franchise customers while also driving profits for us, which we share with our franchisees under the profit-sharing arrangements described above.

Our menu simplifies and streamlines production and delivery processes and maximizes economies of scale on purchases of our principal food items. In addition, our stores, including those in our Pizza Theater image, are generally smaller and less expensive to build, furnish and maintain as compared to many other restaurant concepts, and they create a positive experience for our carryout customers. The combination of this efficient store model and strong sales volume has resulted in strong store-level economics and, we believe, makes Domino's an attractive business opportunity for existing and prospective franchisees around the world. We and our franchisees are continuing to focus on growing our global store count. In recent years, we have focused specifically on increasing our presence in our existing markets to provide better service to our customers, including condensing our delivery areas to provide better delivery service and adding locations that are closer to our carryout customers. We call this approach our fortressing strategy.

We believe our store financial returns have led to a strong, well-diversified franchise system. This established franchise system has produced strong cash flows and earnings for us, enabling us to invest in the Domino's brand, stores, technology and supply chain centers, pay dividends, repurchase and retire shares of our common stock and service our debt obligations.

***Technological Innovation***

Technological innovation is vital to our brand and our long-term success, and digital ordering is critical to competing in the global pizza and broader QSR industries. Emphasis on technological innovation helped us achieve approximately two-thirds of global retail sales in 2022 from digital channels. In the U.S., we have developed several innovative ordering platforms, including those for Google Home, Facebook Messenger, Apple Watch, Amazon Echo, Twitter and more. We have also added GPS to our Domino's Tracker, which allows customers to monitor the progress of their food, from the preparation stages to the time it is in the oven to the time it arrives at their doors.

Our Piece of the Pie Rewards® loyalty program is meant to reward customers with a program that is simple to understand and easy to use. Upon signing up for the program, customers become rewards members and can earn points for their orders. When rewards members reach a certain amount of points, they can redeem their points for free pizza. Rewards members may also receive exclusive members-only discounts and bonus offers. We may also occasionally provide additional opportunities for participating customers to benefit under the Piece of the Pie Rewards program.

This improved functionality has been developed to work seamlessly with our Domino's PULSE™ point-of-sale system. Our Domino's PULSE system is designed to drive operating efficiencies for our franchisees and our corporate management and assist franchisees in independently managing their business. As of January 1, 2023, Domino's PULSE is being used in every Company-owned and franchised store in the U.S. and in approximately 79% of our international stores. We believe utilizing Domino's PULSE with our integrated technology solutions throughout our system provides us with competitive advantages over other concepts. We intend to continue to enhance and grow our online ordering, digital marketing and technological capabilities.

***Product Innovation***

We believe our core hand-tossed pizza recipe has contributed to long-term growth in customer reorder rates, consumer traffic and increased sales. This recipe is now in use in other markets around the world. Our more than 60 years of innovation have resulted in numerous new product developments. Product innovation is also present in our global markets, where our master franchisees have the ability to recommend products to suit their local market tastes. Products can range from simple to indulgent, including the Cheese Fondue Fire Meat in Japan (cheese, tomato and truffle cream sauce, barbecue pork, bacon and vegetables) and the Saumoneta in France (light cream, potatoes, onions, smoked salmon and dill).

***Internal Dough Manufacturing and Supply Chain System***

In addition to generating significant revenues and earnings in the U.S. and Canada, we believe our vertically integrated dough manufacturing and supply chain system enhances the quality and consistency of our products, enhances our relationships with franchisees and leverages economies of scale to offer lower costs to our stores. It also allows store managers to focus on store operations and customer service by relieving them of the responsibility of mixing dough in the stores and sourcing other ingredients. Many of our international master franchisees also profit from running supply chain businesses in their respective markets.

***Human Capital***

As of January 1, 2023, we had approximately 11,000 employees, including approximately 6,600 employees supporting our U.S. Company-owned stores and U.S. franchise operations (our U.S. stores segment), approximately 3,300 employees supporting our U.S. and Canadian supply chain operations (our supply chain segment), approximately 100 employees supporting our international franchise operations (our international franchise segment) and approximately 1,000 corporate employees. Approximately 4,500 of our employees are part-time and approximately 6,500 are full-time equivalent. Our franchisees are independent business owners, so their employees are not our employees and therefore are not included in our employee count. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

<u>Purpose and Values</u>

We are a purpose-inspired and performance-driven company with exceptional people committed to feeding the power of possible, one pizza at a time. At the heart of our brand is a commitment to a set of values that define our core beliefs on how we run our business, treat our people, support our franchisees and serve our customers.

*Do the Right Thing:* We act with integrity and make disciplined decisions, even when it's difficult or unpopular. High ethical standards and uncommon honesty are at the heart of how we work together. We are committed to safely and responsibly serving our customers, and to giving back to the communities where we live and work.

*Put People First:* We create an inclusive culture, knowing our people are core to our success. We treat each other with dignity and respect, and we value the differences each team member brings. We strive to be a company where all team members can bring their full selves to work and know that they can belong, contribute and reach their potential.

*Create Inspired Solutions:* We are a company built on entrepreneurship and innovation. We get better every day by having the humility and the courage to embrace and lead change. Together, we unlock our collective potential to be bold and think big. We have a bias for action to solve customer needs in new and relevant ways.

*Champion our Customers:* We deliver on our promises, treating each order and interaction as an opportunity to deepen relationships by delivering great products, services and experiences. We hold ourselves accountable, and if we don't deliver on a promise, we are committed to making it right.

*Grow and Win Together:* We are not playing a finite game. We are committed to building an enduring brand that outlives any of our individual contributions. We will grow together, deliver exceptional results together, celebrate wins together, have fun together, and leave the Domino's brand in a better place for those that come after.

*Compensation and Benefits*

Exceptional people are the core of our business. We are committed to providing competitive pay and benefits to attract and retain great talent, whether in our U.S. Company-owned stores, in our supply chain centers or in our corporate offices. We enable this by benchmarking and analyzing pay and benefits both externally and internally. In recent years, we have made continued investments in frontline team member wage rates in our U.S. Company-owned stores and supply chain centers. We are committed to providing pay equity for all employees.

Domino's offers a comprehensive benefits package to eligible team members, including several benefits designed to promote an inclusive workplace like paid parental leaves, adoption support, discounted childcare tuition, and health plans that are available to dependents, spouses and domestic partners and include fertility and gender transition support. We also offer eligible team members a 401(k) plan, education assistance, access to financial education, a back-up childcare network and access to legal assistance.

Beyond basic insurance programs, Domino's offers other wellness services to help team members participating in our health plan manage and optimize their health. These no-cost programs include smoking cessation, diabetes and hypertension management, at-home physical therapy for such team members, in addition to emotional support through Domino's team member assistance program for all part-time and full-time team members and their dependents. Additionally, we provide up to 40 hours per year of sick time for all part-time and full-time team members, with no waiting period for our part-time team members who begin accruing sick pay on their first day of hire, and access to an outside wellness platform featuring 4,000+ videos on topics like mindfulness, exercise, nutrition, sleep, and financial well-being.

*Talent Development and Recruiting*

Having best-in-class talent across the globe is crucial to all aspects of Domino's business, brand and long-term success. We are focused on attracting, developing and retaining high-performing, diverse teams and building an inclusive culture that inspires leadership, encourages innovative thinking and supports the development and advancement of all team members. Domino's team members are empowered to drive their own success through different resources, training, and several development programs, including our G.O.L.D. (Global Operations Leadership Development) Program, our Supply Chain Services Driver Development Program and our Tech Rotation Program.

Our success will continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and supply chain centers and international operations. In certain periods of 2022, we experienced labor shortages affecting store hours and staffing levels in many of our markets which contributed to lower order counts. To continue to strengthen our ability to attract and retain talent to ensure we have appropriate staffing to operate our stores and supply chain centers, we have launched a new Applicant Tracking System and have made continued investments in frontline team member wage rates in our U.S. Company-owned stores and supply chain centers. On an annual basis, we also review scores for our team member engagement and culture surveys to identify strengths and opportunities for our brand.

The opportunity and potential at Domino's is best represented in a key statistic: substantially all of our U.S. franchisees started as delivery drivers or in other in-store positions. With the vast majority of Domino's U.S. franchisees developed from within our own system, the opportunity to become a small business owner is a profound and unique aspect of Domino's culture and strength as a brand. Experienced store managers and other operators can apply for Franchise Management School ("FMS"). At FMS, these operators receive training for a successful transition from store management to store ownership.

*Inclusion and Diversity Efforts*

"Do the Right Thing" and "Put People First" are two of our core values at Domino's. From those two values our Inclusion and Diversity mission was launched, and we have been relentless in our commitment to building and strengthening our culture every day. Our mission is to foster a more diverse, highly engaged workforce that sees our Company as the employer of choice and is representative of the communities we serve. We want our team members to feel comfortable bringing their unique experiences and diverse backgrounds to discussions where they can share, learn and listen together enabled by conscious inclusion practices and our leadership competencies.

Domino's is focused on building an inclusive culture that welcomes, seeks to understand and values everyone's whole self. Our Inclusion and Diversity efforts have been crafted with a strategic framework that encompasses three pillars:

*Workforce* – focused on the diversity of our workforce at all levels of the organization.

*Workplace* – focused on ensuring that our Company-owned stores, offices and supply chains are inclusive.

*Marketplace* – focused on ensuring our brand reaches and is relevant to all consumers.

As part our workplace initiatives, we provide leadership and funding to support team members in participating in Employee Resource Groups ("ERGs"). We currently have ERGs representing the Black, Hispanic and LGBTQ communities, as well as women in the workforce and individuals with disabilities, with potentially more to come based on team member interest. We also make available to our eligible team members several benefits designed to promote an inclusive workplace like paid parental leaves, adoption support, discounted childcare tuition and health plans that are available to dependents, spouses and domestic partners and include fertility and gender transition support.

### Corporate Stewardship

Our vision for stewardship is for Domino's to deliver the power of possible every day for the communities we serve, our people and the planet. We drafted this inaugural stewardship vision, with notable goals and objectives to drive change in the years and decades to come, and with pillars that ladder up to that vision and our underlying long-term goals. We have continued our efforts to better understand our environmental and social impacts.

We engaged outside experts to measure and quantify our environmental footprint, and identify opportunities to improve. With the help of these experts, we have conducted a materiality assessment, connected with key stakeholders inside and outside of the company and developed a baseline report for our carbon, water and land use footprint in the U.S. We have set two significant commitments on greenhouse gas emissions, including a commitment to set and reach Science Based Targets by 2032 and achieve net zero carbon emissions by 2050. We also continue to highlight important stewardship topics with consumers, including our recent efforts to promote the ability to recycle pizza boxes throughout the U.S. We also launched a fleet of electric vehicles in 2022 as part of an initiative to solve a business need with a solution that is also good for the planet.

Domino's also has a long history of caring for the communities we serve. Our national philanthropic partner is St. Jude Children's Research Hospital®, which is internationally recognized for its pioneering work in finding cures and saving children with cancer and other catastrophic diseases. Through a variety of internal and consumer-based activities, including a national consumer fundraising campaign called St. Jude Thanks and Giving®, the Domino's system has contributed $109.2 million to St. Jude since our partnership began in 2004, including raising $13.3 million in 2022. We have committed to a 10-year, $100 million campaign to raise funds to build Domino's Village at St. Jude, a planned housing complex that will accommodate up to 140 patient families during long-term stays at the hospital.

We also support the Domino's Pizza Partners Foundation (the "Partners Foundation"). Founded in 1986, the mission of the Partners Foundation is "Team Members Helping Team Members." Primarily funded by team member and franchise contributions, the Partners Foundation is a separate, not-for-profit organization that has disbursed over $11.3 million over the past five years. The Partners Foundation is committed to meeting the needs of Domino's team members facing crisis situations, such as fire, illness, natural disasters or other personal tragedies.

Additionally, in 2020, Domino's announced a pledge of $3.0 million to support the Black community in the U.S., including $1.0 million to create the Company's first Black Franchisee Opportunity Fund.

You can find more information about our initiatives and read our 2022 Corporate Stewardship Report, which includes both Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) indexed tables, at stewardship.dominos.com. The information included in our Corporate Stewardship Report is not incorporated by reference herein and should not be considered a part of this document.

## Additional Disclosures

### Working Capital

Information about the Company's working capital is included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7.

### Government Regulation

We, along with our franchisees, are subject to various federal, state and local laws affecting the operation of our business. Each store is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the store is located. In connection with maintaining our stores, we may be required to expend funds to meet certain federal, state and local regulations, including regulations requiring that remodeled or altered stores be accessible to persons with disabilities. Difficulties in obtaining, or the failure to obtain, required licenses or approvals could delay or prevent the opening of a new store in a particular area or cause an existing store to cease operations. Our supply chain facilities are also licensed and subject to similar regulations by federal, state and local health and fire codes.

We are also subject to the Fair Labor Standards Act and various other federal and state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. Labor costs are largely a function of the minimum wage for a majority of our store personnel and certain supply chain personnel. A significant number of both our and our franchisees' food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased labor costs, as would future increases.

We are subject to the rules and regulations of the Federal Trade Commission ("FTC") and various state laws regulating the offer and sale of franchises. The FTC and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees, and a number of states require registration of the franchise disclosure document with state authorities. We are operating under exemptions from registration in several states based on the net worth of our subsidiary, Domino's Pizza Franchising LLC, and experience. We believe our franchise disclosure document, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Internationally, our franchise stores are subject to national and local laws and regulations that are often similar to those affecting our U.S. stores, including laws and regulations concerning franchises, labor, health, sanitation and safety. Our international stores are also often subject to tariffs and regulations on imported commodities and equipment, and laws regulating foreign investment. We believe our international disclosure statements, franchise offering documents and franchising procedures comply in all material respects with the laws of the foreign countries in which we have offered franchises.

### Privacy and Data Protection

We are subject to a number of privacy and data protection laws and regulations both in the U.S. and globally. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increase in attention given to privacy and data protection issues with the potential to directly affect our business. This includes recently-enacted laws and regulations in the U.S. and internationally requiring notification to individuals and government authorities of security breaches involving certain categories of personal information. Any changes in privacy or data protection laws or regulations could also impact our marketing techniques and could change our marketing strategies. We have a privacy policy posted on our website at dominos.com. The security of our financial data, customer information and other personal information is a priority for us.

### Trademarks

We have many registered trademarks and believe that the Domino's mark and Domino's Pizza names and logos, in particular, have significant value and are important to our business. Our policy is to pursue registration of our trademarks and to vigorously oppose the infringement of any of our trademarks. We license the use of our registered marks to franchisees through franchise agreements.

*Environmental Matters*

We are not aware of any federal, state or local environmental laws or regulations that we would expect to materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict the effect of possible future environmental legislation or regulations. During 2022, there were no material environmental compliance-related capital expenditures, and no such material expenditures are anticipated in 2023.

*Available Information*

The Company makes available, free of charge, through its internet website ir.dominos.com, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a), 15(d), or 16 of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission. Materials filed with the Securities and Exchange Commission are available at sec.gov. Retail orders from Domino's stores can be made through its website dominos.com. The reference to these website addresses anywhere in this Annual Report on Form 10-K (the "Form 10-K") does not constitute incorporation by reference of the information contained on the websites and information appearing on those websites, including ir.dominos.com, stewardship.dominos.com and dominos.com, should not be considered a part of this document.

**Item 1A. Risk Factors.**

For a business as large and globally diverse as the Company, a wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this report and our other filings with the SEC, we believe the most significant risk factors affecting our business include the following:

**Business, Operational and Industry Risks**

***The quick service restaurant ("QSR") pizza category and the food service and food delivery markets in general are highly competitive and such competition could adversely affect our operating results.***

In the U.S., we compete primarily against regional and local companies as well as national chains Pizza Hut®, Papa John's® and Little Caesars Pizza®. Internationally, we compete primarily with Pizza Hut®, Papa John's® and country-specific national, regional and local companies. We may experience increased competition from existing or new companies in the delivery and carryout pizza categories, in addition to competition from order and delivery aggregators both in the pizza category and more broadly, that may create increasing pressures to grow our business in order to maintain our market share. Competition for both customers and drivers from these order and delivery aggregators and other food delivery services has substantially increased as order and delivery aggregators have continued to grow in size and scale. Additionally, we face competition from the supermarket industry and meal kit and food delivery providers, with the improvement of prepared food and meal kit offerings, expansion in meal delivery platforms and services and the trend towards convergence in grocery, deli, retail and restaurant services.

We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall food service market, food delivery market and the QSR market are intensely competitive with respect to food quality, price, service, image, convenience and concept, and are often affected by changes in:

- consumer tastes;
- international, national, regional or local economic conditions;
- marketing, advertising and pricing, including both price increases and discounting;
- disposable purchasing power and demographic trends; and
- currency fluctuations related to international operations.

We compete within the food service market and the QSR market not only for customers, but also for management and hourly employees, including store team members, drivers and qualified franchisees, as well as suitable real estate sites. We and our franchisees have faced an increasingly competitive labor market due to sustained labor shortages and increased turnover resulting in part from the ongoing COVID-19 pandemic which has caused us and our franchisees to in certain cases reduce store hours and delay store openings, and has in the past prevented us from running promotions, which has impacted our sales, service levels and customer acquisition and experience and could ultimately impact our growth and competitive position. Our success is also dependent in large part upon our ability to maintain and enhance the goodwill and reputation of our brand, our customers' connection to our brand, and a positive relationship with our franchisees and the communities in which we and our franchisees operate.

Our supply chain segment is also subject to competition from outside suppliers. While substantially all U.S. franchisees purchased food, equipment and supplies from us in 2022, U.S. franchisees are not required to purchase food, equipment or supplies from us and they may choose to purchase from outside suppliers. If other suppliers who meet our qualification standards were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our U.S. supply chain centers, our financial condition, business and results of operations would be adversely affected.

If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, loss of management or hourly employees, reduced service levels, disruption in our supply chain, the inability to take advantage of new business opportunities and the loss of market share, all of which would have an adverse effect on our operating results and could cause our stock price to decline.

***If we fail to successfully implement our growth strategy, which includes opening new U.S. and international stores, our ability to increase our revenues and operating profits could be adversely affected.***

A significant component of our growth strategy includes the opening of new U.S. (both Company-owned as well as franchised stores) and international franchised stores. We and our franchisees face many challenges in opening new stores, including, among others:

- construction, permitting or development delays, including those relating to the ongoing COVID-19 pandemic;
- employment and training of qualified personnel, including availability of store team members;
- selection and availability of suitable new store sites and the ability to renew leases in quality locations;
- availability and negotiation of leases and financing with acceptable terms;
- securing required U.S. or foreign governmental permits, licenses and approvals; and
- general economic and business conditions, including increases in food costs and labor costs which could impact profitability and demand for new stores.

The opening of additional franchise stores also depends, in part, upon the availability of prospective franchisees who meet our criteria, the ability of these franchisees to attract and retain qualified personnel and their desire to open new stores. Our failure to add a significant number of new stores would adversely affect our ability to increase revenues and operating income. Additionally, our growth strategy and the success of new stores depend in large part on the availability of suitable store sites and leases. We and our franchisees are currently planning to expand our U.S. and international operations in many of the markets where we currently operate and in select new markets. This may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions. In addition, we expect to continue our strategy of building additional stores in markets and regions where we have existing stores, a strategy we refer to as "fortressing," which may negatively impact sales at existing stores. Therefore, as we continue to expand, we or our franchisees may not experience the gross margins we expect, our results of operations may be negatively impacted, and our stock price may decline. Additionally, we have an equity investment in DPC Dash Ltd ("DPC Dash"), as further discussed elsewhere in this report. Through its subsidiaries, DPC Dash serves as the Company's master franchisee in China that owns and operates Domino's Pizza stores in that market. These types of investments are inherently risky. If DPC Dash does not succeed or is unable to successfully execute its growth strategy, we may be forced to record impairment charges and could lose some or all of our investment.

As part of our growth strategy, we may decide to increase or decrease the number of Company-owned stores, either by refranchising existing Company-owned stores or by purchasing existing franchised stores, as we have done in the past. Our failure to successfully execute these transactions could have an adverse effect on our operating results and could cause our stock price to decline.

***Increases in food, labor and other costs, labor shortages or negative economic conditions could adversely affect our profitability and operating results.***

Given the inflation rates in fiscal 2022, which we anticipate may continue, there has been and may continue to be significant increases in food costs and labor costs which have impacted and could further impact our profitability and that of our franchisees and which could impact the opening of new U.S. and international franchised stores and adversely affect our operating results. Inflationary pressures may also impact the discretionary purchasing power of our customers, especially customers with less disposable income or for whom discretionary spending represents a smaller portion of their disposable income, resulting in decreased demand for our products. Matters having a broad global economic impact may also significantly impact particular costs, such as the ongoing Russia-Ukraine conflict's impact on our transportation and energy costs. We have experienced increased labor shortages at many of our stores and supply chain centers and our franchisees have experienced similar labor shortages at their stores. While there historically has been some level of ordinary course turnover of employees, the ongoing COVID-19 pandemic and resulting actions and impacts have exacerbated labor shortages and increased turnover. Labor shortages and increased turnover rates within our team members and the employees of our franchisees have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain team members and could negatively affect our and our franchisees' ability to efficiently operate our respective businesses and result in a negative impact on service and customer experience. Factors such as inflation, increased food costs, increased labor and employee health and benefit costs, increased rent costs, increased transportation costs and increased energy costs may adversely affect our operating costs and profitability and those of our franchisees and could result in menu price increases, which could impact consumer demand. An economic environment characterized by high unemployment, rising interest rates, cautious consumer spending, or changes in consumer practices due to a possible recession could also impact consumer spending or demand and our operating results. Most of the factors affecting costs are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers or franchisees and to the extent we were to raise menu prices to offset these costs, could result in decreased consumer demand, sales and profitability.

Most ingredients used in our pizza, particularly cheese, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. For example, we have experienced increased volatility in prices for some ingredients in recent years and during the ongoing COVID-19 pandemic, which may continue even if the pandemic recedes. Cheese is a significant cost to us, representing approximately 25% of the market basket purchased by our Company-owned stores.

Additionally, while we strive to engage in a competitive bidding process for our ingredients, because certain of these ingredients, including meat products, may only be available from a limited number of vendors, we may not always be able to do so effectively. Furthermore, if we need to seek new suppliers, including as a result of expiration of existing supply agreements, we may be subject to pricing or other terms less favorable to us than those reflected in our current supply arrangements. Labor costs are largely a function of the minimum wage for a majority of our store personnel and certain supply chain center personnel and, generally, are also a function of the availability of labor. In addition to the increases in labor costs described above, several jurisdictions in which we and our franchisees operate have recently approved minimum wage increases. Federal, state and local proposals that increase minimum wage requirements or mandate other employee matters could, to the extent implemented, materially increase labor and other costs. As more jurisdictions implement minimum wage increases, we expect that labor costs will continue to increase. For example, labor and regulatory compliance costs could be adversely impacted as a result of California Assembly Bill No. 257, the Fast Food Accountability and Standards Recovery Act ("FAST Act"), which was signed into law in September 2022. The FAST Act, which is currently subject to a referendum campaign, authorizes the creation of a council to set minimum standards for workers in the industry, including for wages, working hours and other health and safety conditions. The implementation of the FAST Act could result in increased labor cost at franchised restaurants in California, thereby potentially impacting their profitability. Further, this bill could prompt similar legislation in other states or localities. The advent of legislation aimed at predictive scheduling may impact labor for our stores and our franchisees' stores. Additionally, while we do not currently have any unionized employees, certain employees of other companies in our industry have recently become unionized. If a significant portion of our employees were to become unionized, our labor costs could increase and our business could be negatively affected by other union requirements that increase our costs, disrupt our business, reduce our flexibility and impact our employee culture. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived. Labor costs and food costs, including cheese, generally represent approximately 55% to 65% of the sales at a typical Company-owned store.

***Worldwide economic activity has been and is expected to continue to be adversely affected by the ongoing COVID-19 pandemic, the scale and scope of which is ultimately unknown, which could adversely affect our business, financial condition and results of operations.***

The ongoing global COVID-19 pandemic continues to impact worldwide economic activity and create uncertainty. A public health pandemic such as COVID-19 poses the risk that we and/or our employees, franchisees, supply chain centers, suppliers, customers and other partners may be prevented from, or be limited in, conducting business activities for an indefinite period of time, including due to restrictions that have been or may be suggested or mandated by governmental authorities, or due to the impact of the disease itself on a business' workforces. In response to governmental requirements, we and our franchisees have in the past implemented a number of measures, including, among others, temporarily closing certain stores, modifying stores' hours and closing locations to in-store dining. We continue to monitor ongoing developments, and future potential federal, state or local COVID-19-related mandates could materially impact our results, including due to additional compliance costs as a result of any imposed mandate. While it is not possible at this time to estimate the full impact that COVID-19 could have on our business going forward, the continued spread of the virus and the measures taken in response have in the past disrupted, and in the future may disrupt, our operations and could disrupt our supply chain, which could adversely impact our business, financial condition and results of operations. The COVID-19 pandemic and mitigation measures have also impacted global economic conditions, which could have an adverse effect on our business and financial condition. The Company's sales and operating results may be affected by uncertain or changing economic and market conditions arising in connection with and in response to the COVID-19 pandemic, including inflation, changes to consumer demand, availability of labor or other changes. While the Company has seen an increase in sales in certain markets, including within the U.S., at times during the COVID-19 pandemic, including increased sales related to heightened reliance on delivery and carryout businesses, future sales and same store sales are not possible to estimate and it is unclear whether and to what extent sales will return to more normalized levels or lessen if and when consumer behavior and general economic and business activity return to pre-pandemic levels. The significance of the operational and financial impact to the Company will depend on how long and widespread the disruptions caused by COVID-19, and the corresponding response to contain the virus and treat those affected by it, prove to be.

***Shortages, interruptions or disruptions in the supply or delivery of fresh food products and store equipment could adversely affect our operating results.***

We and our franchisees are dependent on frequent deliveries of food products that meet our specifications as well as adequate supply of store equipment. We have single suppliers or a limited number of suppliers for certain of our ingredients, including pizza cheese and meat toppings. While we believe there are adequate reserve quantities and potential alternative suppliers, shortages, interruptions, or disruptions in the supply of food products and store equipment caused by increased demand, capacity constraints, expiration of existing agreements, problems in production or distribution, product recalls, financial or other difficulties of suppliers, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients and equipment. We have in the past experienced disruptions within our supply chain resulting from, among other things, capacity, volume, systems, staffing, operational and COVID-19-related challenges and may experience such supply chain disruptions again in the future, which could materially and adversely affect our business and operational results. Additionally, the effects of climate change could increase the frequency and duration of weather impacts on our operations and could adversely affect our operating results.

***The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may reduce the demand for our products, which would reduce sales and harm our business.***

Food service businesses are affected by changes in consumer tastes, international, national, regional and local economic conditions, marketing, advertising, pricing, including both price increases and discounting, and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as healthier, or consumers shift away from delivery or carryout food, our business and operating results would be harmed. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do. The preferences of customers also may change as a result of advances in technology or alternative delivery methods or channels. If we are not able to respond to these changes, or our competitors respond to these changes more effectively than us, our business and operating results could be adversely affected.

***Reports of product contamination, food-borne illness or food tampering or other events which may impact our reputation may reduce sales and harm our business.***

Reports, whether true or not, of product contamination, food-borne illnesses (such as E. coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past severely injured the reputations of participants in the QSR market and could in the future as well. These events could occur both at the store and supply chain center levels. If such an event was to occur, we may not be able to respond to it quickly and effectively. The potential for acts of terrorism affecting our global food supply also exists and, if such an event occurs, could have a negative impact on us and could severely hurt sales and profits. In addition, our reputation is an important asset; as a result, anything that damages our reputation could immediately and severely affect our sales and profits. Further, a boycott or other campaign critical of us, through social media or otherwise, could negatively impact our brand's reputation and, consequently, sales. Media reports of product contamination, illnesses and injuries, whether accurate or not, could force some stores to close or otherwise reduce sales at such stores. Moreover, as further described below, social media has dramatically increased the rate at which negative publicity, including as it relates to food-borne illness, can be disseminated before there is any meaningful opportunity to respond to or address an issue. Even reports of food-borne illnesses or food tampering occurring solely at the restaurants of competitors could, by resulting in negative publicity about the restaurant industry in general, adversely affect us on a local, regional, national or international basis. Our international operations expose us to further risk as our master franchisees are responsible for obtaining their own supply of food and equipment, subject to their compliance with our quality standards. A decrease in sales due to these health concerns, any negative publicity or as a result of the closure of any Domino's stores could adversely affect our results of operations.

***We do not have long-term contracts with certain of our suppliers, or have contracts which are set to expire, and as a result they could seek to significantly increase prices or fail to deliver.***

We do not have long-term contracts or arrangements, or have contracts which are set to expire, with certain of our suppliers. Although in the past we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements, including those that may result from increases in volume, in a timely fashion or at all. The occurrence of any of the foregoing could have a material adverse effect on the ability of our supply chain centers to deliver necessary products to our stores and those of our franchisees and on our results of operations.

***Any prolonged disruption in the operations of any of our dough manufacturing and supply chain centers could harm our business.***

In the U.S., we operate 22 regional dough manufacturing and supply chain centers, two thin crust manufacturing facilities, one vegetable processing center and one center providing equipment and supplies to our U.S. and certain international stores. We also operate five dough manufacturing and supply chain centers in Canada. We plan to continue investing in supply chain productivity initiatives in the future. Our U.S. dough manufacturing and supply chain centers service all of our Company-owned and substantially all of our U.S. franchise stores. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical, systems, operational or labor difficulties, destruction or damage to the facility, real estate issues, limited capacity or other reasons, or our failure to successfully increase capacity and open new centers, could adversely affect our business and operating results.

***Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could adversely impact our business.***

The use of social media platforms and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts and other brand-damaging behaviors. Negative publicity related to our food products, operations, or stores or related to our operations or actions by our executives, team members or franchisees and their team members or others perceived to be associated with our brand could harm our business, brand, reputation, marketing partners, financial condition and results of operations, regardless of the accuracy of such negative publicity. Failure to use or respond to social media campaigns effectively could lead to a decline in brand value and revenue.

***Our success depends in part upon effective advertising, and lower advertising funds may reduce our ability to adequately market the Domino's Pizza brand.***

We have been routinely named a Leading National Advertiser by Advertising Age and our success depends in part on continued effective advertising. Each Domino's store located in the U.S. is obligated to contribute 6% of its sales to DNAF, which uses such fees for national advertising in addition to contributions for local market-level advertising. We currently anticipate that this 6% obligation will remain in place for the foreseeable future, though the actual contribution rate could be lower in certain instances due to certain incentives and waivers. While additional funds for advertising in the past have been provided by us, our franchisees and other third parties, none of these additional funds are legally required. The lack of continued financial support for advertising activities could significantly curtail our marketing efforts, which may in turn affect our business and our operating results.

***Loss of key employees or our inability to attract and retain new qualified employees could hurt our business and inhibit our ability to operate and grow successfully.***

Our success in the highly competitive pizza delivery and carryout business will continue to depend to a significant extent on our leadership team and other key management personnel. Although we have entered into employment agreements with Russell J. Weiner and Joseph H. Jordan, each of these executives may terminate his agreement on ninety days' notice. Our other executive officers may terminate their employment pursuant to their employment agreements at any time. As a result, we may not be able to retain our executive officers and key personnel or attract additional qualified management.

While we do not have long-term employment agreements with our executive officers, for all of our executive officers we have non-compete and non-solicitation agreements that extend for 24 months following the termination of such executive officer's employment, although the FTC has proposed a new rule that would ban the use of non-compete agreements. Our success will also continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and supply chain centers and international operations. The loss of these employees or our inability to recruit and retain qualified personnel, including general managers or other store-level team members, or our inability to adequately respond to changes in the labor market, could adversely affect our operating results. Changes we make to our current and future work environments may not meet the needs or expectations of our employees and may be perceived as less favorable compared to other companies' policies, which could negatively impact our ability to hire and retain qualified personnel.

***Our international operations subject us to additional risk. Such risks and costs may differ in each country in which we and our franchisees do business and may cause our profitability to decline due to increased costs.***

We conduct a significant and growing portion of our business outside the U.S. Our financial condition and results of operations may be adversely affected if global markets in which our franchised stores compete are affected by changes in political, economic or other factors. These factors, many over which neither we nor our master franchisees have control, may include both internal and external factors including:

- recessionary or expansive trends in international markets and global markets and economic downturns;
- changing labor conditions and difficulties in staffing and managing our foreign operations;
- increases in the taxes we pay and other changes in applicable tax laws both in the U.S. and globally;
- tariffs and trade barriers or foreign policy changes;
- legal and regulatory changes, and the burdens and costs of our compliance with a variety of foreign laws;
- changes in inflation rates or foreign exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;
- ongoing and new relationships between our master franchisees and order and delivery aggregators our master franchisees may partner with internationally and the success of those aggregators and relationships;
- difficulty in collecting our royalties and longer payment cycles;
- expropriation of private enterprises;
- the inherent risk of doing business in China resulting from our equity investment in DPC Dash;
- national and international conflicts, sanctions, acts of war or terrorist acts;
- increases in anti-American sentiment and the identification of Domino's as an American brand; and
- political and economic instability and uncertainty around the world.

***Our earnings and business growth strategy depend on the success of our franchisees, and we may be harmed by actions taken by our franchisees, or employees of our franchisees, that are outside of our control.***

A significant portion of our earnings comes from royalties and fees generated by our franchise stores. Franchisees are independent operators, and their employees are not our employees. We provide tools that franchisees can consider using in training their employees, but the quality of franchise store operations and our brand and branded products may be diminished by numerous factors beyond our control. Consequently, franchisees may not operate stores in a manner consistent with our standards and requirements or they or their employees may take other actions that adversely affect the value of our brand. In such event, our business and reputation may suffer, and as a result our revenues and stock price could decline. Our success also depends in part on continuing positive relationships with our franchisees (and positive relationships between our international master franchisees and their corresponding sub-franchisees) and if those relationships were to deteriorate, our revenues and stock price could decline. While we try to ensure that franchisees maintain the quality of the Domino's brand and branded products and comply with their franchise agreements, franchisees may take actions that adversely affect the value of our intellectual property or reputation or that are inconsistent with their contractual obligations. Although our franchise arrangements permit the applicable franchisor to terminate a franchise agreement under certain circumstances, including the failure by franchisees to uphold product or operating standards, there can be no assurance that such remedy will be available or sufficient to prevent harm to our brand and protect our intellectual property.

As of January 1, 2023, we had 725 U.S. franchisees operating 6,400 U.S. stores. As of that same date, 22 of these franchisees each owned and operated more than 50 U.S. stores, including our largest U.S. franchisee who owned and operated 162 stores and the average U.S. franchisee owned and operated approximately nine stores. Our international master franchisees are generally responsible for the development of significantly more stores than our U.S. franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our U.S. operations. As of January 1, 2023, our largest international master franchisee operated 3,751 stores in 13 markets, which accounted for approximately 28% of our total international store count. Our U.S. and international franchisees may not operate their franchises successfully. If one or more of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us our royalties or other amounts owed, our business and results of operations would be adversely affected.

***We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.***

We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, domain names, patents, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks in order to capitalize on our name recognition, increase brand awareness and further develop our branded products in both U.S. and international markets. We have registered certain trademarks and have other trademark applications pending in the U.S. and foreign jurisdictions. Not all of the trademarks or domain names that we currently use or contemplate using have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. Some countries' laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for "Domino's" or similar marks in countries where Domino's has not registered its brand for reasons including lack of presence by the brand where actual use is required to obtain trademark registration. Accordingly, we may not be able to adequately protect our trademarks everywhere in the world and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property globally may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. We may, from time to time, be required to institute or defend litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

***The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, or damage to our employee and business relationships, any of which could subject us to loss and harm our brand.***

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about customers, franchisees, suppliers or employees. Many retailers and other companies have recently experienced serious cyber incidents and breaches of their information technology systems. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced and we may further be negatively impacted to the extent outdated or legacy systems cease to function appropriately. We have in the past been and in the future may also be subject to negative impacts to our business caused by cyber incidents relating to our third-party service providers or the service providers of those third parties or our franchisees.

The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationships with customers, franchisees and employees, private data exposure, including payment card or other financial data, public relations impact and regulatory fines. In addition to maintaining insurance coverage to address cyber incidents, we have also implemented processes, procedures and controls to help mitigate these risks. However, our cyber insurance coverage may not fully cover all of the costs associated with a cyber incident and these measures, as well as our increased awareness of the risk of a cyber incident, do not guarantee that our reputation and financial results will not be materially and adversely affected by such an incident.

Our and our franchisees' operations depend upon our ability and the ability of franchisees, third-party service providers and the service providers of those third parties (as well as franchisees' third-party service providers and the service providers of those third parties), to protect computer equipment and systems against damage from theft, fire, power loss, telecommunications failure and other catastrophic or unanticipated events, as well as internal and external security incidents, viruses, denial-of-service attacks, phishing attacks, ransomware attacks and other intentional or unintentional disruptions. A significant portion of our retail sales depends on the continuing operation of our information technology and communications systems, including Domino's PULSE™, our online and mobile ordering platforms and our credit card processing systems. The failure of these systems to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, a compromise in our security or other unanticipated problems has at times in the past and in the future could result in interruptions to or delays in our and our franchisees' operations, and some of our systems are not fully redundant. The occurrence of a natural disaster, intentional sabotage or other unanticipated problems could result in lengthy interruptions in service.

In addition, the implementation of technology changes and upgrades to maintain and upgrade our systems, errors or vulnerabilities in our systems, or damage to or failure of our systems, including because of systems becoming obsolete, could result in interruptions in our services and non-compliance with certain laws or regulations, which could reduce our sales, revenues and profits and damage our business and brand.

Additionally, we have seen a significant increase in remote working that, particularly in light of such remote working continuing for an extended period of time, could exacerbate certain risks to our business, including an increased risk of cyber incidents and improper dissemination of personal or confidential information.

Because we and our franchisees accept electronic forms of payment from customers including credit cards, our business requires the collection and retention of customer data, including sensitive financial data and other personally identifiable information in various information systems that are maintained by third parties with whom we and our franchisees contract to provide payment processing. A weakness in such third party's systems or software products (or in the systems or software products in the service providers of those third parties) may provide a mechanism for a cyber threat. In recent years, a significant number of companies have experienced security data breaches in which customer information was stolen through vendor access channels. Cyber-attacks and security data breaches at a payment processing contractor could compromise confidential information or adversely affect our ability to deliver products and services to our customers. There is also a potential heightened risk of cyber security incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict. These problems could negatively affect our results of operations, and remediation could result in significant, unplanned capital investments.

We also maintain important internal Company data, such as personally identifiable information about our employees and franchisees and information relating to our operations. In addition, more than 80% of our U.S. retail sales in 2022 were derived from digital channels, primarily through our online ordering website and mobile applications, where customers enter personally identifiable information that we retain. Our use and retention of personally identifiable information is regulated by foreign, federal and state laws and regulations, as well as by certain third-party agreements. For example, the Court of Justice of the European Union invalidated the U.S. – E.U. Privacy Shield framework, which was a commonly relied upon mechanism for exchanging personal data from the European Union to the U.S., in the July 16, 2020 "Schrems II" decision (Case C-311/18 Data Protection Commissioner v. Facebook Ireland and Maximillian Schrems) and the State of California has adopted the California Privacy Rights Act of 2020, an amendment to the California Consumer Privacy Act, both of which may require companies to change their practices for handling of personal data. In addition, the State of New York promulgated the New York SHIELD Act which has imposed obligations on businesses to implement physical, administrative and technical security measures to protect personal data. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations, and our current and future planned uses of personal and other data may be adversely affected by future adopted privacy and information security laws, regulations and rulings. If our security and information systems are compromised or if we, our employees or franchisees fail to comply with these laws, regulations or contract terms, or to successfully implement processes related to requirements, laws and regulations governing cyber incidents could require us to notify customers, employees or other groups, and could result in adverse publicity, loss of sales and cash flows, increased fees payable to third parties and fines, penalties or remediation and other costs that could adversely affect our reputation, business and results of operations. Any other material disruption or other adverse event affecting one or more of our digital ordering platforms, including, for instance, power loss, technological or systems failures, user error or cyber-attacks, could similarly result in adverse publicity, loss of sales and cash flows and other costs, which could in turn materially and adversely affect our reputation, business and results of operations.

***We cannot predict the impact that new or improved technologies, alternative methods of delivery, including autonomous vehicle delivery, or changes in consumer or employee behavior facilitated by these technologies and alternative methods of delivery will have on our business.***

Advances in technologies or alternative methods of delivery, including advances in digital ordering technology and autonomous vehicle delivery, or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on our business and market position. Moreover, technology and consumer offerings continue to develop, and we expect that new or enhanced technologies and consumer offerings will be available in the future. We may pursue certain of those technologies and consumer offerings if we believe they offer a sustainable customer proposition and can be successfully integrated into our business model. However, we cannot predict consumer acceptance of these delivery channels or their impact on our business. In addition, our competitors, some of whom have greater resources than we do, may be able to benefit from changes in technologies or consumer acceptance of alternative methods of delivery, which could harm our competitive position.

There can be no assurance that we will be able to successfully respond to changing consumer preferences, including with respect to new technologies and alternative methods of delivery, or to effectively adjust our product mix, service offerings, and marketing and merchandising initiatives for products and services that address, and anticipate advances in, technology and market trends. Alternative methods of delivery may also impact the potential labor pool from which we recruit our delivery experts and could reduce the available supply of labor.

If we are not able to successfully respond to these challenges, our business, market share, financial condition, and operating results could be materially and adversely affected.

***We are subject to a variety of additional risks associated with our franchisees.***

Our franchise system subjects us to a number of additional risks, any one of which may impact our ability to collect royalty payments and fees from our franchisees, may harm the goodwill associated with our brand, and/or may materially and adversely impact our business and results of operations. Such risks may also apply to us as owners of stores. These risks include, but are not limited to:

- those relating to the application of local, state, federal and foreign bankruptcy laws and other applicable laws governing creditors' rights generally and the impact such laws could have on our ability to collect payments and fees under applicable franchise agreements;
- those relating to franchisees that are operating entities, which generally are not limited-purpose entities, including business, credit, financial and other risks in addition to risks related to unions;
- those relating to franchisee changes in control and succession in general and the ability to find acceptable successors who are able to perform a former franchisee's obligations under applicable franchise agreements or successfully operate impacted stores in the event of a change of control or other succession event;
- those relating to franchisee insurance, including the inadequacy of, or inability to obtain, insurance coverage, losses in excess of policy limits or payments not being made on a timely basis, extraordinary hazards not being subject to coverage (or only being subject to coverage at prohibitively high rates) or third parties seeking to recover losses from us to the extent those losses experienced by such third parties are either not covered by the franchisee's insurance or exceed the policy limits of the franchisee's insurance;
- those relating to instances of termination of or default under a franchisee's franchise agreement or the non-renewal thereof at the end of such agreement's expiration date and the corresponding impact on the franchisee's or our operations;
- those relating to product liability exposure or noncompliance with labor and employment, health and safety regulations and the impact such events could have on a franchisee's ability to make payments under applicable franchise agreements, on us if an aggrieved party seeks to recover their losses from us and on our brand's reputation;
- the imposition of injunctive relief, fines, damage awards or capital expenditures under laws or regulations that could adversely affect the ability of a franchisee to make payments under applicable franchise agreements;
- litigation involving franchisees, including litigation involving us or litigation involving a third-party directed at a franchisee, which could impede the ability of a defendant-franchisee to make its royalty payments and divert our resources regardless of whether the allegations in such litigation are valid or whether we are liable; and
- those relating to the reliance of a franchised store business on its franchisees and the nature of franchisees in general, including the retention of franchisees (especially including our top-performing franchisees) in the future or our ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber in the future as well as our ability to maintain a positive and constructive relationship with our franchisees.

***Our current insurance coverage may not be adequate, insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.***

For certain periods prior to December 1998 and for periods after December 2001, we maintain insurance coverage for workers' compensation, general liability and owned and non-owned automobile liabilities. We are generally responsible for up to $2.0 million per occurrence under these retention programs for workers' compensation and general liability, depending on policy year and line of coverage. We are generally responsible for up to between $500,000 and $5.5 million per occurrence under these retention programs for owned and non-owned automobile liabilities, depending on policy year and line of coverage. Total insurance limits under these retention programs vary depending upon the period covered and range up to $110.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

***Environmental, social and governance matters may impact our business and reputation.***

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance ("ESG") matters, which are considered to contribute to the long-term sustainability of companies' performance. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, major institutional investors have publicly emphasized the importance of such ESG matters to their investment decisions. Further, we recently announced our goal to set and reach Science Based Targets by 2032 and achieve net zero carbon emissions by 2050. Execution of these strategies and achievement of these goals are subject to risks and uncertainties, many of which are outside of our control and may prove to be more costly than we anticipate. These risks and uncertainties include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; unforeseen design, operational and technological difficulties; the outcome of research efforts and future technology developments; the success of our collaboration with franchisees and other third parties; and the actions of competitors and competitive pressures. There is no assurance that we will be able to successfully execute our strategies and achieve our goals. Failure to achieve our goals could damage our reputation and customer, investor and other stakeholder relationships. Such conditions could have an adverse effect on our business, results of operations and financial condition, as well as on our stock price. There also has been increased political focus, including by U.S. and foreign governmental authorities, on environmental sustainability matters, such as climate change, the reduction of greenhouse gases and water consumption. The SEC has included in its regulatory agenda proposed rulemaking on climate change disclosures that, if adopted, could significantly increase compliance burdens and associated regulatory costs and the complexity of the regulatory framework. Legislative, regulatory or other efforts to combat climate change or other ESG concerns could also result in new or more stringent forms of oversight and expanding mandatory and voluntary reporting, diligence and disclosure, which could increase costs, bring additional focus and further impact our business, results of operations and financial condition. Any failure or perceived failure by us to manage ESG issues successfully could have a material adverse effect on our reputation and on our business, results of operations, financial condition or stock price, including the sustainability of our business over time.

**Risks Related to Our Indebtedness**

***Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.***

We have a substantial amount of indebtedness. As of January 1, 2023, our consolidated total indebtedness was approximately $5.02 billion. We may also incur additional debt, which would not be prohibited under the terms of our current securitized debt agreements. Our substantial indebtedness could have important consequences for our business and our shareholders. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our debt agreements;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes; and
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our peers that may have less debt.

Further, our 2021 Variable Funding Notes bear interest at fluctuating interest rates that in certain circumstances is based on the London interbank offered rate ("LIBOR"). In 2021, ICE Benchmark Administration Limited, the administrator for LIBOR, confirmed its intention to cease the publication of any U.S. dollar LIBOR settings immediately following the LIBOR publication on June 30, 2023.

Our 2021 Variable Funding Notes loan documents provide that after the date on which the administrator for LIBOR permanently or indefinitely ceases to provide all available settings of U.S. dollar LIBOR, any new advances under the 2021 Variable Funding Notes that would otherwise have borne interest based on LIBOR, as well as any existing LIBOR advances for which the interest period has expired, will instead bear interest at a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus a spread adjustment, that in each case have been selected or recommended by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York. The loan documents also permit the lenders to effect a transition from LIBOR to Term SOFR at an earlier date, subject to certain conditions. Because the composition and characteristics of Term SOFR are not the same as those of LIBOR, there can be no assurance that Term SOFR will perform the same way LIBOR would have at any given time or for any applicable period.

As a result, our interest expense could increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. Our interest expense could also be increased by the rising interest rate environment, which could potentially have an adverse impact on our 2021 Variable Funding Notes, as well as on our 2022 Variable Funding Notes, which bear interest at fluctuating interest rates that in certain circumstances are based on Term SOFR.

In addition, the financial and other covenants we agreed to with our lenders may limit our ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of repayment of all of our indebtedness.

***Downgrades in our credit ratings could impact our ability to access capital and materially and adversely affect our business, financial condition and results of operations.***

Our debt is rated by credit rating agencies. These agencies may downgrade their credit ratings for us based on the performance of our business, our capital strategies or their overall view of our industry. There can be no assurance that any rating assigned to our currently outstanding indebtedness will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that agency's judgment, circumstances so warrant. A downgrade of our credit ratings could, among other things, increase our cost of borrowing, limit our ability to access capital or result in more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur, and thereby could adversely impact our business and operations.

***We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.***

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us under our variable funding notes in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to affect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

***The terms of our securitized debt financing of certain of our wholly-owned subsidiaries have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.***

Unless and until we repay all outstanding borrowings under our securitized debt, we will remain subject to the restrictive terms of these borrowings. The securitized debt, under which certain of our wholly-owned subsidiaries issued and guaranteed fixed rate notes and variable funding senior revolving notes, contain a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit the ability of certain of our subsidiaries to, among other things:

- sell assets;
- alter the business we conduct and engage in mergers, acquisitions and other business combinations;
- declare dividends or redeem or repurchase capital stock;
- incur, assume or permit to exist additional indebtedness or guarantees and make loans and investments;
- incur liens; and
- enter into transactions with affiliates.

The securitized debt also requires us to maintain specified financial ratios at the end of each fiscal quarter. These restrictions could affect our ability to pay dividends or repurchase shares of our common stock. Our ability to meet these financial ratios can be affected by events beyond our control, and we may not satisfy such a test. A breach of this covenant could result in a rapid amortization event or default under the securitized debt. If amounts owed under the securitized debt are accelerated because of a default under the securitized debt and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the securitized assets.

During the term following issuance, the outstanding senior notes will accrue interest in accordance with the terms of the debt agreements. Additionally, our senior notes have original scheduled principal payments of $51.5 million in each of 2023 and 2024, $1.17 billion in 2025, $39.3 million in 2026, $1.31 billion in 2027, $811.5 million in 2028, $625.9 million in 2029, $10.0 million in 2030 and $905.0 million in 2031.

In accordance with our debt agreements, the payment of principal on the outstanding senior notes may be suspended if the leverage ratio for the Company is less than or equal to 5.0x total debt, as defined, to adjusted EBITDA, as defined in the indenture governing our securitized debt, and no catch-up provisions are applicable.

If we are unable to refinance or repay amounts under the securitized debt prior to the expiration of the term, our cash flow would be directed to the repayment of the securitized debt and, other than a weekly management fee sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. The indenture governing the securitized debt will restrict the cash flow from the entities subject to the securitization to any of our other entities and upon the occurrence of certain events, cash flow would be further restricted. In the event that a rapid amortization event occurs under the indenture (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of its term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

**Regulatory, Legal and Compliance Risks**

***We face risks of litigation, investigations, enforcement actions and negative publicity from customers, franchisees, suppliers, employees, regulators and others in the ordinary course of business, which could divert our financial and management resources. Litigation, investigations, enforcement actions or publicity may adversely impact our financial condition and results of operations.***

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and vehicular accidents and injuries occur in the food delivery business. We are currently subject to these types of claims and have been subject to these types of claims in the past. Claims within our industry of improper supplier actions also occasionally arise that, if made against one of our suppliers, could potentially damage our brand image.

In addition, class action lawsuits have been filed, and may continue to be filed, against various QSRs alleging, among other things, that QSRs have failed to disclose the health risks associated with high-fat foods and that QSR marketing practices have encouraged obesity. State attorney general offices or other regulators have initiated and may in the future initiate investigations or enforcement actions against us. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity resulting from such allegations may materially and adversely affect us and our brand, regardless of whether such allegations are valid or whether we are liable, and could result in a substantial settlement, fine, penalty or judgment against us.

Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, working and safety conditions, wrongful termination and wage, expense reimbursement, rest break and meal break issues, including claims relating to minimum wage and overtime compensation. We and our international master franchisees have been and continue to be subject to these types of claims. If one or more of these claims were to be successful or if there is a significant increase in the number of these claims or if we receive significant negative publicity, our business, financial condition and operating results could be harmed.

We and our franchisees are subject to extensive laws and government regulation and requirements issued by other groups and our failure to comply with existing or increased laws and regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, as well as requirements issued by other groups, including those relating to:

- the preparation, sale and labeling of food;
- building and zoning requirements and environmental protection;
- labor and employment, including minimum wage, overtime, insurance, discrimination and other labor requirements as well as working and safety conditions;
- franchise arrangements;
- taxation;
- antitrust;
- payment card industry standards and requirements; and
- social media, information privacy and consumer protection.

We are subject to an FTC rule and to various state and foreign laws that govern the offer and sale of franchises. These laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business.

We and our franchisees face various regulatory and legislative efforts to enforce employment laws, such as efforts to categorize franchisors as the co-employers or joint employers of their franchisees' employees or to aggregate individual franchised businesses and classify them as large employers for minimum wage or other employment-related purposes. In August 2015, the National Labor Relations Board ("NLRB") adopted a new and broader standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under the National Labor Relations Act. The NLRB issued a final rule which became effective April 27, 2020 that reinstates the standard that was in place before August 2015.

In December 2019, the NLRB directed an administrative law judge to approve settlement agreements (rather than rejecting the settlement and allowing the claims asserting that the franchisor should be the joint employer of its franchisees' employees to proceed) in a decision related to another franchise system. On April 22, 2022, a federal appellate court rejected an appeal seeking to overturn that decision. The NLRB issued a proposed rule on September 6, 2022 that largely reestablishes the August 2015 joint employer standard. If the NLRB's September 2022 proposed rule goes into effect or is adopted by other government agencies and/or applied generally to franchise relationships, it could cause us to be liable or held responsible for unfair labor practices and other violations of our franchisees and subject us to other liabilities, and require us to conduct collective bargaining negotiations regarding employees of totally separate, independent employers, most notably our franchisees. In such event, our operating expenses may increase as a result of required modifications to our business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability.

Additionally, depending upon the outcome and application of certain legal proceedings pending or concluded in federal court in California involving the California wage and hour laws in another franchise system, franchisors may be subject to claims that their franchisees should be treated as employees and not as independent contractors under the wage and hour laws of that state and, potentially, certain other states and localities with similar wage and hour laws. The California legislature has enacted a statute known as Assembly Bill 5 (AB-5), which went into effect on January 1, 2020. AB-5 requires "gig economy" workers to be reclassified as employees instead of independent contractors. However, depending upon the application of AB-5, franchisors in certain industries could be deemed to be covered by the statute, in which event certain franchisees could be deemed employees of the franchisors. While active efforts to narrow the reach of AB-5 continue, a bill (SB 967), which was introduced specifically to exempt the relationship between a franchisor and franchisee from the scope of AB-5, was not successful in the legislature. On November 3, 2020, the California electorate approved proposition 22, the effect of which is to exempt app-based transportation (ride shares) and delivery drivers from the application of AB-5 by treating these workers as independent contractors, rather than employees, provided certain conditions are met. The ballot measure does not affect how AB-5 applies to other businesses and workers. If misclassification claims are successful against or applied to a franchisor under AB-5 or any other similar state law, a franchisor could be liable to its franchisees (and potentially their employees) based the rights and remedies available to employees under such laws and, thereafter, have to treat its franchisees (and their employees) as the franchisor's employees under these laws.

We and our franchisees are subject to the Fair Labor Standards Act of 1938, as amended (the "Fair Labor Standards Act"), which, along with the Family and Medical Leave Act, governs such matters as minimum wage and overtime requirements and other working conditions and various family leave mandates, as well as a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. We and our franchisees have experienced and expect further increases in payroll expenses as a result of government-mandated increases in the minimum wage, and although such increases are not currently expected to be material, there may be material increases in the future, including as a result of the FAST Act. Enactment and enforcement of various federal, state and local laws, rules and regulations on immigration and labor organizations may adversely impact the availability and costs of labor for Domino's and franchisees' stores in a particular area or across the United States. In addition, third-party suppliers may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to us. Such increased expenses may cause our franchisees to exit the business or cause us to reduce the number of Company-owned stores, or otherwise adversely affect the amount of royalty payments and license fees we receive.

On January 12, 2020, the U.S. Department of Labor announced a final rule to update and clarify the definition of joint employer under the Fair Labor Standards Act. Under the final rule, the general test for assessing whether a party can be deemed a joint employer would be based upon whether that party (i) hires or fires the employee; (ii) supervises and controls the employee's work schedule or conditions of employment; (iii) determines the employee's rate and method of payment; and (iv) maintains the employee's employment records. In the final rule, the Department of Labor describes instances in which joint employment would not be more or less likely to be found to exist under the Fair Labor Standards Act, which, according to the Department of Labor, includes the relationships that exist under the typical franchise business model. This rule may reduce a franchisor's risk of liability that currently exists under the joint employer standard now in effect under the Fair Labor Standards Act (though ultimately, the facts specific to the franchisor-franchisee model at issue would be considered when determining liability). On September 8, 2020, a federal district court struck down a significant portion of the final rule. On July 29, 2021, the current administration's Department of Labor issued a final rule rescinding the 2020 rule. The Department of Labor may revert to the more expansive interpretation of joint employer that existed prior to the adoption of the 2020 rule and/or interpretations that could result in franchisors being held liable or responsible for Fair Labor Standards Act violations by their franchisees. The rules of the Department of Labor are separate from the joint employer standard under the National Labor Relations Act or, as described above, potential liability as a joint employer under the National Labor Relations Act.

Certain governmental authorities and private litigants have recently asserted claims against franchisors, including us, for provisions in our prior franchise agreements that restrict franchisees from soliciting or hiring the employees of other franchisees or the applicable franchisor. Claims against franchisors for such clauses include allegations that these clauses violate state and federal antitrust and unfair practices laws by restricting the free movement of employees of franchisees and/or franchisor (including the employees of Company-owned stores), thereby depressing the wages of those employees.

The Patient Protection and Affordable Care Act (as amended, the "Affordable Care Act") requires employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. The majority of the increases in these costs began in 2015, and while the incremental costs of this program have not been material to us to date, we cannot predict what effect these costs will have on our results of operations and financial position, or the effects of the Affordable Care Act on some of our larger franchisees. Modifications to, or repeal of, all or certain provisions of the Affordable Care Act are also possible. Changes in tax laws or tax policy more broadly, increases in the enacted tax rates, adverse outcomes in connection with tax audits in any jurisdiction or any change in the pronouncements relating to accounting for income taxes could also impact our financial condition and results of operations. We may also become subject to legislation or regulation seeking to tax and/or regulate high-fat foods, foods with high sugar and salt content, or foods otherwise deemed to be "unhealthy," and our capital expenditures could increase due to remediation and compliance measures related to these laws or regulations.

Adverse government regulations and enforcement efforts or non-compliance by us or our franchisees with any of the foregoing laws and regulations could lead to various claims or governmental or judicial fines, sanctions or other enforcement measures, which could negatively impact our business.

**Market and General Risks**

***Fluctuations in value of the U.S. dollar in relation to other currencies may lead to lower revenues and earnings.***

Exchange rate fluctuations could have an adverse effect on our results of operations and we have in the past experienced significant adverse changes in foreign currency rates. International franchise royalties and fees represented approximately 6.5%, 6.8% and 6.1% of our total revenues in 2022, 2021 and 2020, respectively, a majority of which were denominated in foreign currencies. We also operate dough manufacturing and distribution facilities in Canada, which generate revenues denominated in Canadian dollars. Sales made by franchise stores outside the U.S. are denominated in the currency of the country in which the store is located, and this currency could become less valuable in U.S. dollars as a result of exchange rate fluctuations. Unfavorable currency fluctuations could lead to increased prices to customers outside the U.S. or lower profitability to our franchisees outside the U.S., or could result in lower revenues for us, on a U.S. dollar basis, from such customers and franchisees. A hypothetical 10% adverse change in the foreign currency rates in our international markets would have resulted in a negative impact on international royalty revenues of approximately $26.1 million in 2022.

***Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, and if we fail to meet the expectations of securities analysts or investors, our stock price may decline significantly or be subject to significant fluctuations.***

Our annual and quarterly financial results, including our sales and operating results, can vary significantly from quarter-to-quarter and year-to-year depending on various factors, many of which are beyond our control. These factors include, among other things:

- variations in the timing and volume of our sales and our franchisees' sales, including same store sales;
- the timing of expenditures in anticipation of future sales;
- changes in the cost or availability of our ingredients or labor;
- planned or actual changes to our capital or debt structure;
- strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;
- changes in our dividend policy or any share repurchase program;
- significant litigation or legislation or other regulatory developments affecting us or our industry;
- changes in competitive and economic conditions generally as well as general market conditions; and
- foreign currency exposure.

As a result, our operational performance may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. Any such decline may cause us and our franchisees to experience lower sales revenue. We anticipate that fluctuations in operating results will continue in the future, and such fluctuations may result in significant fluctuations or a significant decline in our stock price.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

We lease approximately 285,000 square feet for our World Resource Center, including our Domino's Innovation Garage, located in Ann Arbor, Michigan under an operating lease with Domino's Farms Office Park, L.L.C., an unrelated company. The lease, as amended, expires in 2029 and has two five-year renewal options.

We own five supply chain center buildings. All other U.S. and Canadian supply chain centers are leased by us, under leases ranging between five and 21 years with one or two five-year renewal options. All buildings for U.S. Company-owned stores are leased by us, typically under ten-year leases with one or two five-year renewal options. All franchise stores are leased or owned directly by the respective franchisees. We believe that our existing headquarters and other leased and owned facilities are adequate to meet our current requirements, but we plan to continue investing in additional supply chain productivity initiatives in the future.

**Item 3. Legal Proceedings.**

We are a party to lawsuits, revenue agent reviews by taxing authorities and administrative proceedings in the ordinary course of business which include, without limitation, workers' compensation, general liability, automobile and franchisee claims. We are also subject to suits related to employment practices.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. These matters referenced above could be decided unfavorably to us and could require us to pay damages or make other expenditures in amounts or a range of amounts that cannot be estimated with accuracy. In management's opinion, these matters, individually and in the aggregate, should not have a significant adverse effect on the financial condition of the Company, and the established accruals adequately provide for the estimated resolution of such claims.

While we may occasionally be party to large claims, including class action suits, we do not believe that any existing matters, individually or in the aggregate, will materially affect our financial position, results of operations or cash flows.

**Item 4. Mine Safety Disclosures.**

Not applicable.

**Item 4A. Executive Officers of the Registrant.**

The listing of executive officers of the Company is set forth under Part III Item 10. Directors, Executive Officers and Corporate Governance, which is incorporated herein by reference.

**Part II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

As of February 16, 2023, Domino's Pizza, Inc. had 170,000,000 authorized shares of common stock, par value $0.01 per share, of which 35,419,653 were issued and outstanding. As of February 16, 2023, there were 1,507 registered holders of record of Domino's Pizza, Inc.'s common stock. Domino's Pizza, Inc.'s common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "DPZ."

Our Board of Directors declared a quarterly dividend of $1.21 per common share on February 21, 2023 payable on March 30, 2023 to shareholders of record at the close of business on March 15, 2023.

We currently anticipate continuing the payment of quarterly cash dividends. The actual amount of such dividends, if any, will depend upon future earnings, results of operations, capital requirements, our financial condition and certain other factors. There can be no assurance as to the amount of free cash flow that we will generate in future years and, accordingly, dividends will be considered after reviewing returns to shareholders, profitability expectations and financing needs and will be declared at the discretion of our Board of Directors.

As of January 1, 2023, we had a Board of Directors-approved share repurchase program for up to $1.0 billion of our common stock, of which $410.4 million remained available for future purchases of our common stock. Any future purchases of our common stock would be funded by current cash amounts, available borrowings or future excess cash flow. The following table summarizes our repurchase activity during the fourth quarter ended January 1, 2023:

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program (2) | Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands) |
|---|---|---|---|---|
| Period #10 (September 12, 2022 to October 9, 2022) | 1,651 | $ 310.40 | — | $ 410,358 |
| Period #11 (October 10, 2022 to November 6, 2022) | 1,052 | 338.17 | — | 410,358 |
| Period #12 (November 7, 2022 to December 4, 2022) | — | — | — | 410,358 |
| Period #13 (December 5, 2022 to January 1, 2023) | 854 | 380.09 | — | 410,358 |
| Total | 3,557 | $ 335.34 | — | $ 410,358 |

(1) 3,557 shares were purchased as part of the Company's employee stock purchase discount plan. During the fourth quarter, the shares were purchased at an average price of $335.34.

(2) Authorization for the repurchase program may be modified, suspended, or discontinued at any time. The repurchase of shares in any particular period and the actual amount of such purchases remain at the discretion of the Board of Directors, and no assurance can be given that shares will be repurchased in the future.

The following comparative stock performance line graph compares the cumulative shareholder return on the common stock of Domino's Pizza, Inc. (NYSE: DPZ) for the five-year period between December 31, 2017 and December 31, 2022, with the cumulative total return on (i) the Standard & Poor's 500 Index (the "S&P 500"), (ii) the Standard & Poor's 400 Restaurant Index (the "S&P 400 Restaurant Index"), which was the Company's previously-utilized comparison index, and (iii) the Company's current comparison index, the Standard & Poor's Composite 1500 Restaurant Index (the "S&P 1500 Restaurant Index"). Management believes that the companies included in the S&P 1500 Restaurant Index more appropriately reflect the scope and scale of the Company's operations and better match the competitive market in which the Company operates than the S&P 400 Restaurant Index. Due to the change in selected comparative indices, we are presenting the current comparative index and the comparative index that was used in the prior year. The cumulative total return computations set forth in the performance graph assume the investment of $100 in each of the Company's common stock, the S&P 500, the S&P 400 Restaurant Index and the S&P 1500 Restaurant Index on December 31, 2017.



**Item 6. [Reserved].**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

## Overview

*Our fiscal year typically includes 52 weeks, comprised of three twelve-week quarters and one sixteen-week quarter. Every five or six years our fiscal year includes an extra (or 53$^{rd}$) week in the fourth quarter. Fiscal 2022 and 2021 each consisted of 52 weeks and fiscal 2020 consisted of 53 weeks.*

In this section, we discuss the results of our operations for the fiscal year ended January 1, 2023 compared to the fiscal year ended January 2, 2022. For a discussion of the fiscal year ended January 2, 2022 compared to the fiscal year ended January 3, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 2, 2022.

**Description of the Business**

Domino's is the largest pizza company in the world, with more than 19,800 locations in over 90 markets around the world as of January 1, 2023, and operates two distinct service models within its stores with a significant business in both delivery and carryout. Founded in 1960, we are a highly-recognized global brand, and we focus on value while serving neighborhoods locally through our large network of franchise owners and Company-owned stores through both the delivery and carryout service models. We are primarily a franchisor, with approximately 99% of Domino's global stores owned and operated by our independent franchisees as of January 1, 2023.

Our business model is straightforward: Domino's stores handcraft and serve quality food at a competitive price, with easy ordering access and efficient service, enhanced by our technological innovations. Our hand-tossed dough is made fresh and distributed to stores around the world by us and our franchisees.

Domino's generates revenues and earnings by charging royalties and fees to our independent franchisees. We also generate revenues and earnings by selling food, equipment and supplies to franchisees primarily in the U.S. and Canada and by operating a number of Company-owned stores in the U.S. Franchisees profit by selling pizza and other complementary items to their local customers. In our international markets, we generally grant geographical rights to the Domino's Pizza brand to master franchisees. These master franchisees are charged with developing their geographical area, and they can profit by sub-franchising and selling food and equipment to those sub-franchisees, as well as by running pizza stores directly. We believe that everyone in the system can benefit, including the end consumer, who can feed their family conveniently and economically.

Our financial results are driven largely by retail sales at our franchised and Company-owned stores. Changes in retail sales are driven by changes in same store sales and store counts. We monitor both of these metrics very closely, as they directly impact our revenues and profits, and we strive to consistently increase both metrics. Retail sales drive royalty payments from franchisees, as well as Company-owned store and supply chain revenues. Retail sales are primarily impacted by the strength of the Domino's Pizza brand, the results of our extensive advertising through various media channels, the impact of technological innovation and digital ordering, our ability to execute our strong and proven business model and the overall global economic environment.

Our business model can yield strong returns for our franchise owners and our Company-owned stores. It can also yield significant cash flow to us, through a consistent franchise royalty payment and supply chain revenue stream, with moderate capital expenditures. We have historically returned cash to shareholders through dividend payments and share repurchases since becoming a publicly-traded company in 2004. We believe we have a proven business model for success, which includes leading with technology, service and product innovation and leveraging our global scale, which has historically provided strong returns for our shareholders.

## Critical accounting estimates

The following discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates its estimates, including those related to long-lived assets, casualty insurance reserves and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates, and changes in estimates could materially affect our results of operations and financial condition for any particular period.

We believe that our most critical accounting estimates are:

*Long-lived assets*

We record long-lived assets, including property, plant and equipment and capitalized software, at cost. For acquisitions of franchise operations, we estimate the fair values of the assets and liabilities acquired based on physical inspection of assets, historical experience and other information available to us regarding the acquisition. We depreciate and amortize long-lived assets using useful lives determined by us based on historical experience and other information available to us. We evaluate the potential impairment of long-lived assets at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Our periodic evaluation is based on various analyses, including, on an annual basis, the projection of undiscounted cash flows. If we determine that the carrying amount of an asset (or asset group) may not be recoverable, we compare the net carrying value of the asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. For Company-owned stores, we perform related impairment tests on an operating market basis, which we have determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows of that asset, we estimate the fair value of the asset. If the carrying amount of the asset exceeds the estimated fair value of the asset, an impairment loss is recognized, and the asset is written down to its estimated fair value.

We have not made any significant changes in the methodology used to project the future market cash flows of Company-owned stores during the years presented. Same store sales fluctuations and the rates at which operating costs will fluctuate in the future are key factors in determining projected cash flows used to evaluate recoverability of the related assets. If our same store sales significantly decline or if operating costs increase and we are unable to recover these costs, the carrying value of our Company-owned stores, by market, may be unrecoverable and we may be required to recognize an impairment charge. There were no triggering events in 2022, 2021 or 2020, and accordingly, we did not record any impairment losses on long-lived assets in 2022, 2021 and 2020.

*Casualty insurance reserves*

For certain periods prior to December 1998 and for periods after December 2001, we maintain insurance coverage for workers' compensation, general liability and owned and non-owned auto liabilities. We are generally responsible for up to $2.0 million per occurrence under these retention programs for workers' compensation and general liability, depending on policy year and line of coverage. We are generally responsible for up to between $500,000 and $5.5 million per occurrence under these retention programs for owned and non-owned automobile liabilities, depending on policy year and line of coverage. The related insurance reserves are based on undiscounted independent actuarial estimates, which are based on historical information along with assumptions about future events. There is inherent uncertainty in the ultimate cost for known claims under our insurance coverages, and for incidents that have occurred that will be subject to a claim, but have yet to be reported to us. Analyses of historical trends and actuarial valuation methods are utilized to estimate the ultimate claim costs for claims incurred as of the balance sheet date and for claims incurred but not yet reported. When estimating these liabilities, several factors are considered, including the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends and projected inflation.

Our methodology for determining our exposure has remained consistent throughout the years presented. Management believes that the various assumptions developed, and actuarial methods used to determine our casualty insurance reserves are reasonable and provide meaningful data that management uses to make its best estimate of our exposure to these risks. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause our estimates to change in the near term which could result in an increase or decrease in the related expense in future periods. A 10% change in our casualty insurance liability at January 1, 2023 would have affected our income before provision for income taxes by approximately $5.8 million in 2022. We had accruals for casualty insurance reserves of $57.6 million and $56.5 million at January 1, 2023 and January 2, 2022, respectively.

*Income taxes*

The U.S. Federal statutory income tax rate was 21% in each of 2022, 2021 and 2020. Our Federal income tax provision calculated based on the Federal statutory rate was $120.3 million, $131.4 million and $116.6 million in 2022, 2021 and 2020, respectively.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We measure deferred taxes using current enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid. Judgment is required in determining the provision for income taxes, related reserves and deferred taxes. These include establishing a valuation allowance related to the ability to realize certain deferred tax assets, if necessary. On an ongoing basis, management will assess whether it remains more likely than not that the deferred tax assets will be realized. Our accounting for deferred taxes represents our best estimate of future events. Except with respect to certain foreign tax credits and interest deductibility in separately filed states, our deferred tax assets assume that we will generate sufficient taxable income in specific tax jurisdictions, based on our estimates and assumptions. As of January 1, 2023 and January 2, 2022, we had total foreign tax credits of $13.5 million and $10.2 million, respectively, each of which were fully offset with a corresponding valuation allowance. We also had valuation allowances related to interest deductibility in separately filed states of $1.5 million and $1.2 million as of January 1, 2023 and January 2, 2022, respectively. We believe our remaining deferred tax assets will be realized. Changes in our current estimates due to unanticipated events could have a material impact on our financial condition and results of operations.

## Fiscal 2022 Highlights

- Global retail sales, excluding foreign currency impact (which includes total retail sales at Company-owned and franchised stores worldwide) increased 3.9% as compared to 2021. U.S. retail sales increased 1.3% and international retail sales, excluding foreign currency impact, increased 6.3% each as compared to 2021.
- Same store sales declined 0.8% in our U.S. stores and increased 0.1% in our international stores, excluding foreign currency impact.
- Revenues increased 4.1%.
- Income from operations decreased 1.6%.
- Net income decreased 11.4%.
- Diluted earnings per share decreased 7.5%.

Excluding the negative impact of foreign currency, Domino's experienced global retail sales growth during 2022. U.S. same store sales declined 0.8% during 2022, rolling over an increase in U.S. same store sales of 3.5% in 2021. The decline in U.S. same store sales in 2022 was attributable to lower order counts due in part to labor shortages affecting store hours and staffing levels in many of our markets and economic stimulus activity in the U.S in 2021 in response to the COVID-19 pandemic which did not recur in 2022. A higher average ticket per transaction resulting from higher menu and national offer pricing as well as increases to our average delivery fee partially offset the decline in U.S. same store sales in 2022. International same store sales (excluding foreign currency impact) increased 0.1% during 2022, rolling over an increase in international same store sales (excluding foreign currency impact) of 8.0% in 2021. International same store sales (excluding foreign currency impact) were pressured in 2022 due in part to a value added tax holiday in the United Kingdom in 2021 that expired during the first quarter of 2022. Our U.S. and international same store sales (excluding foreign currency impact) continue to be pressured by our fortressing strategy, which includes increasing store concentration in certain markets where we compete, as well as from aggressive competitive activity.

During fiscal 2022, we experienced significant inflationary pressures in our commodity, labor and fuel costs resulting from the macroeconomic environment in the U.S., which had a significant impact on our overall operating results as compared to 2021. Our overall operating results in fiscal 2022 were also negatively impacted by changes in foreign currency exchange rates resulting from the global macroeconomic environment.

During 2022, we continued our global expansion with the opening of 1,032 net stores. We had 126 net stores open in the U.S. comprised of 141 store openings and 15 closures. We had 906 net stores open internationally comprised of 1,135 store openings and 229 closures, primarily in Brazil, Russia and Italy.

We remained focused on improving the customer experience through our technology initiatives, including our GPS delivery tracking technology, which allows customers to monitor the progress of their food, from the preparation stages to the time it is in the oven to the time it arrives at their doors. Our emphasis on technological innovation helped the Domino's system generate approximately two-thirds of global retail sales from digital channels in 2022. Overall, we believe our continued global store growth, along with our global retail sales growth (excluding foreign currency impact), emphasis on technology and marketing initiatives, have combined to strengthen our brand.

## Statistical Measures

The tables below outline certain statistical measures we utilize to analyze our performance. This historical data is not necessarily indicative of results to be expected for any future period.

### Global Retail Sales Growth (excluding foreign currency impact)

Global retail sales growth (excluding foreign currency impact) is a commonly used statistical measure in the quick-service restaurant industry that is important to understanding performance. Global retail sales growth refers to total worldwide retail sales at Company-owned and franchised stores. We believe global retail sales information is useful in analyzing revenues because franchisees pay royalties and, in the U.S., advertising fees that are based on a percentage of franchise retail sales. We review comparable industry global retail sales information to assess business trends and to track the growth of the Domino's Pizza brand. In addition, supply chain revenues are directly impacted by changes in franchise retail sales in the U.S. and Canada. Retail sales for franchise stores are reported to us by our franchisees and are not included in our revenues. Global retail sales growth, excluding foreign currency impact, is calculated as the change of international local currency global retail sales against the comparable period of the prior year. Global retail sales growth in 2021 and 2020 reflect the impact of the 53[rd] week in 2020.

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| U.S. stores | + 1.3% | + 4.3% | + 17.6% |
| International stores (excluding foreign currency impact) | + 6.3% | + 13.9% | + 8.8% |
| Total (excluding foreign currency impact) | + 3.9% | + 8.9% | + 13.2% |

### Same Store Sales Growth

Same store sales growth is a commonly used statistical measure in the quick-service restaurant industry that is important to understanding performance. Same store sales growth is calculated for a given period by including only sales from stores that also had sales in the comparable weeks of both periods. International same store sales growth is calculated similarly to U.S. same store sales growth. Changes in international same store sales are reported on a constant dollar basis, which reflects changes in international local currency sales. The 53[rd] week in fiscal 2020 had no impact on reported same store sales growth amounts.

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| U.S. Company-owned stores [(1)] | (2.6)% | (3.6)% | + 11.0% |
| U.S. franchise stores [(1)] | (0.7)% | + 3.9% | + 11.5% |
| U.S. stores | (0.8)% | + 3.5% | + 11.5% |
| International stores (excluding foreign currency impact) | + 0.1% | + 8.0% | + 4.4% |

(1) During the first quarter of 2022, we purchased 23 U.S. franchised stores from certain of our existing U.S. franchisees (the "2022 Store Purchase"). The same store sales growth for these stores is reflected in U.S. Company-owned stores in 2022.

During the fourth quarter of 2022, we refranchised 114 U.S. Company-owned stores (the "2022 Store Sale"). The same store sales growth for these stores is reflected in U.S. franchise stores in 2022.

### Store Growth Activity

Store counts and net store growth are commonly used statistical measures in the quick-service restaurant industry that are important to understanding performance.

|  | U.S. Company-owned Stores | U.S. Franchise Stores | Total U.S. Stores | International Stores | Total |
|---|---|---|---|---|---|
| Store count at December 29, 2019 | 342 | 5,784 | 6,126 | 10,894 | 17,020 |
| Openings | 22 | 218 | 240 | 718 | 958 |
| Closings | (1) | (10) | (11) | (323) | (334) |
| Store count at January 3, 2021 | 363 | 5,992 | 6,355 | 11,289 | 17,644 |
| Openings | 13 | 201 | 214 | 1,094 | 1,308 |
| Closings | (1) | (8) | (9) | (95) | (104) |
| Store count at January 2, 2022 | 375 | 6,185 | 6,560 | 12,288 | 18,848 |
| Openings | 5 | 136 | 141 | 1,135 | 1,276 |
| Closings | (3) | (12) | (15) | (229) | (244) |
| Transfers | (91) | 91 | — | — | — |
| Store count at January 1, 2023 | 286 | 6,400 | 6,686 | 13,194 | 19,880 |

## Income Statement Data

(tabular amounts in millions, except percentages)

|  | 2022 | | 2021 | | 2020 | |
|---|---:|---:|---:|---:|---:|---:|
| Revenues: | | | | | | |
| U.S. Company-owned stores | $ 445.8 | | $ 479.0 | | $ 485.6 | |
| U.S. franchise royalties and fees | 556.3 | | 539.9 | | 503.2 | |
| Supply chain | 2,754.7 | | 2,561.0 | | 2,416.7 | |
| International franchise royalties and fees | 295.0 | | 298.0 | | 249.8 | |
| U.S. franchise advertising | 485.3 | | 479.5 | | 462.2 | |
| Total revenues | 4,537.2 | 100.0% | 4,357.4 | 100.0% | 4,117.4 | 100.0% |
| Cost of sales: | | | | | | |
| U.S. Company-owned stores | 378.0 | | 374.1 | | 379.6 | |
| Supply chain | 2,510.5 | | 2,295.0 | | 2,143.3 | |
| Total cost of sales | 2,888.6 | 63.7% | 2,669.1 | 61.3% | 2,522.9 | 61.3% |
| Gross margin | 1,648.6 | 36.3% | 1,688.2 | 38.7% | 1,594.5 | 38.7% |
| General and administrative | 416.5 | 9.2% | 428.3 | 9.8% | 406.6 | 9.9% |
| U.S. franchise advertising | 485.3 | 10.7% | 479.5 | 11.0% | 462.2 | 11.2% |
| Refranchising gain | (21.2) | (0.5)% | — | 0.0% | — | 0.0% |
| Income from operations | 767.9 | 16.9% | 780.4 | 17.9% | 725.6 | 17.6% |
| Other income | — | 0.0% | 36.8 | 0.8% | — | 0.0% |
| Interest expense, net | (195.1) | (4.3)% | (191.5) | (4.3)% | (170.5) | (4.1)% |
| Income before provision for income taxes | 572.8 | 12.6% | 625.7 | 14.4% | 555.1 | 13.5% |
| Provision for income taxes | 120.6 | 2.6% | 115.2 | 2.7% | 63.8 | 1.6% |
| Net income | $ 452.3 | 10.0% | $ 510.5 | 11.7% | $ 491.3 | 11.9% |

## 2022 compared to 2021

(tabular amounts in millions, except percentages)

### *Revenues*

|  | 2022 | | 2021 | |
|---|---:|---:|---:|---:|
| U.S. Company-owned stores | $ 445.8 | 9.8% | $ 479.0 | 11.0% |
| U.S. franchise royalties and fees | 556.3 | 12.3% | 539.9 | 12.4% |
| Supply chain | 2,754.7 | 60.7% | 2,561.0 | 58.8% |
| International franchise royalties and fees | 295.0 | 6.5% | 298.0 | 6.8% |
| U.S. franchise advertising | 485.3 | 10.7% | 479.5 | 11.0% |
| Total revenues | $ 4,537.2 | 100.0% | $ 4,357.4 | 100.0% |

Revenues primarily consist of retail sales from our Company-owned stores, royalties and fees and advertising contributions from our U.S. franchised stores, royalties and fees from our international franchised stores and sales of food, equipment and supplies from our supply chain centers to substantially all of our U.S. franchised stores and certain international franchised stores. Company-owned store and franchised store revenues may vary from period to period due to changes in store count mix. Supply chain revenues may vary significantly as a result of fluctuations in commodity prices as well as the mix of products we sell.

Consolidated revenues increased $179.8 million, or 4.1%, in 2022 due primarily to higher supply chain revenues due to increases in our market basket pricing to stores. U.S. franchise royalties and fee revenues increased primarily due to retail sales growth resulting from net store growth and the 2022 Store Sale as well as an increase in revenues from fees paid by our franchisees for the use of our technology platforms, but were partially offset by lower same store sales and, to a lesser extent, the 2022 Store Purchase. U.S. franchise advertising revenues increased primarily due to retail sales growth resulting from net store growth and the 2022 Store Sale as well as lower advertising incentives related to brand promotions, but were partially offset by lower same store sales and, to a lesser extent, the 2022 Store Purchase. International franchise royalties and fee revenues declined primarily due to the negative impact of foreign currency exchange rates. U.S. Company-owned store revenues declined primarily due to the 2022 Store Sale as well as lower same store sales, but were partially offset by higher revenues resulting from the 2022 Store Purchase. These changes in revenues are described in more detail below.

## U.S. Stores

| | 2022 | | 2021 | |
|---|---|---|---|---|
| U.S. Company-owned stores | $ 445.8 | 30.0% | $ 479.0 | 32.0% |
| U.S. franchise royalties and fees | 556.3 | 37.4% | 539.9 | 36.0% |
| U.S. franchise advertising | 485.3 | 32.6% | 479.5 | 32.0% |
| Total U.S. stores revenues | $ 1,487.4 | 100.0% | $ 1,498.4 | 100.0% |

### U.S. Company-owned Stores

Revenues from U.S. Company-owned store operations decreased $33.2 million, or 6.9%, in 2022 primarily driven by the 2022 Store Sale. This decrease was partially offset by an increase in revenues resulting from the 2022 Store Purchase. The decrease in U.S. Company-owned store revenue was also a result of lower U.S. Company-owned same store sales in 2022. U.S. Company-owned same store sales declined 2.6% in 2022 and declined 3.6% in 2021.

### U.S. Franchise Royalties and Fees

Revenues from U.S. franchise royalties and fees increased $16.4 million, or 3.0%, in 2022, due primarily to an increase in the average number of U.S. franchised stores open during the period resulting from net store growth as well as an increase in fees paid by our franchisees for the use of our technology platforms. The 2022 Store Sale also contributed to the increase in U.S. franchise royalties and fee revenues. These increases were partially offset by a decline in U.S. franchise same store sales in 2022 and, to a lesser extent, the 2022 Store Purchase. U.S. franchise same store sales decreased 0.7% in 2022 and increased 3.9% in 2021.

### U.S. Franchise Advertising

Revenues from U.S. franchise advertising increased $5.8 million, or 1.2%, in 2022 due primarily to an increase in the average number of U.S. franchised stores open during the period resulting from net store growth and the 2022 Store Sale. Additionally, the Company recorded approximately $3.7 million less in advertising incentives related to certain brand promotions in 2022 as compared to 2021, which also contributed to the increase in U.S. franchise advertising revenues. These increases were partially offset by a decline in U.S. franchise same store sales in 2022 and, to a lesser extent, the 2022 Store Purchase.

### Supply Chain

Supply chain revenues increased $193.8 million, or 7.6%, in 2022 due to higher market basket pricing to stores, and was partially offset by lower order volumes at our U.S. franchised stores during 2022. The market basket pricing change, a statistical measure utilized by management, is calculated as the percentage change of the market basket purchased by an average U.S. store (based on average weekly unit sales) from our U.S. supply chain centers against the comparable period of the prior year. We believe this measure is important to understanding Company performance because as our market basket prices fluctuate, our revenues, cost of sales and gross margin percentages in our supply chain segment also fluctuate. Our market basket pricing to stores increased 13.2% during 2022, which resulted in an estimated $296.1 million increase in supply chain revenues.

### International Franchise Royalties and Fees

Revenues from international franchise royalties and fees decreased $3.0 million, or 1.0%, in 2022 due primarily to the negative impact of changes in foreign currency exchange rates of approximately $28.4 million in 2022 which was partially offset by an increase in the average number of international franchised stores open during the period resulting from net store growth. The impact of changes in foreign currency exchange rates on international franchise royalty revenues, a statistical measure utilized by management, is calculated as the difference in international franchise royalty revenues resulting from translating current year local currency results to U.S. dollars at current year exchange rates as compared to prior year exchange rates. We believe this measure is important to understanding Company performance given the significant variability in international franchise royalty revenues that can be driven by changes in foreign currency exchange rates.

Excluding the impact of foreign currency exchange rates, international same store sales increased 0.1% in 2022 and increased 8.0% in 2021.

## Cost of Sales / Gross Margin

|  | 2022 | | 2021 | |
|---|---|---|---|---|
| Total revenues | $ 4,537.2 | 100.0% | $ 4,357.4 | 100.0% |
| Total cost of sales | 2,888.6 | 63.7% | 2,669.1 | 61.3% |
| Gross margin | $ 1,648.6 | 36.3% | $ 1,688.2 | 38.7% |

Consolidated cost of sales consists primarily of U.S. Company-owned store and supply chain costs incurred to generate related revenues. Components of consolidated cost of sales primarily include food, labor, delivery and occupancy costs. Consolidated gross margin (which we define as revenues less cost of sales) decreased $39.6 million, or 2.3%, in 2022 due primarily to lower U.S. Company-owned store revenues, as well as higher food, delivery and labor costs. Franchise revenues do not have a cost of sales component, so changes in these revenues have a disproportionate effect on gross margin. Additionally, as our market basket prices fluctuate, our revenues, cost of sales and gross margin percentages in our supply chain segment also fluctuate; however, actual product-level dollar gross margins remain unchanged.

As a percentage of revenues, the consolidated gross margin decreased 2.4 percentage points to 36.3% in 2022 from 38.7% in 2021. Company-owned store gross margin decreased 6.7 percentage points in 2022 and supply chain gross margin decreased 1.5 percentage points in 2022. These changes in gross margin are described in more detail below.

## U.S. Company-owned Stores Gross Margin

|  | 2022 | | 2021 | |
|---|---|---|---|---|
| Revenues | $ 445.8 | 100.0% | $ 479.0 | 100.0% |
| Cost of sales | 378.0 | 84.8% | 374.1 | 78.1% |
| Store gross margin | $ 67.8 | 15.2% | $ 104.9 | 21.9% |

U.S. Company-owned store gross margin (which does not include other store-level costs such as royalties and advertising) decreased $37.1 million, or 35.4%, in 2022 due primarily to the 2022 Store Sale and higher market basket prices and, to a lesser extent, higher occupancy costs. These decreases were partially offset by lower labor and delivery costs, primarily attributable to the decrease in the average number of U.S. Company-owned stores open during the period resulting from the 2022 Store Sale. As a percentage of U.S. Company-owned store revenues, the U.S. Company-owned store gross margin decreased 6.7 percentage points in 2022. These changes in U.S. Company-owned store gross margin as a percentage of revenues are discussed in more detail below.

- Food costs increased 3.3 percentage points to 31.4% in 2022 due to higher market basket prices.
- Labor costs increased 1.5 percentage points to 30.5% in 2022 due primarily to continued investments in frontline team member wage rates in our U.S. Company-owned stores, as well as lower sales leverage.
- Occupancy costs, which include rent, telephone, utilities and depreciation, increased 1.2 percentage points to 9.2% in 2022 due primarily to lower sales leverage, as well as higher utility rates in our U.S. Company-owned stores.

## Supply Chain Gross Margin

|  | 2022 | | 2021 | |
|---|---|---|---|---|
| Revenues | $ 2,754.7 | 100.0% | $ 2,561.0 | 100.0% |
| Cost of sales | 2,510.5 | 91.1% | 2,295.0 | 89.6% |
| Supply chain gross margin | $ 244.2 | 8.9% | $ 266.0 | 10.4% |

Supply chain gross margin decreased $21.7 million, or 8.2%, in 2022 due primarily to higher delivery and labor costs. As a percentage of supply chain revenues, the supply chain gross margin decreased 1.5 percentage points in 2022, due primarily to higher food and delivery costs. The increases in food and delivery costs as a percentage of supply chain revenues resulted from macroeconomic inflationary pressures in the U.S., as well as lower sales leverage.

### General and Administrative Expenses

General and administrative expenses decreased $11.8 million, or 2.8%, in 2022 driven primarily by lower labor costs, partially offset by higher amortization expense for capitalized software.

### U.S. Franchise Advertising Expenses

U.S. franchise advertising expenses increased $5.8 million, or 1.2%, in 2022 due to higher U.S. franchise advertising revenues as discussed above. U.S. franchise advertising costs are accrued and expensed when the related U.S. franchise advertising revenues are recognized, as our consolidated not-for-profit advertising fund is obligated to expend such revenues on advertising and other activities that promote the Domino's brand and these revenues cannot be used for general corporate purposes.

### Refranchising Gain

During 2022, we completed the 2022 Store Sale in which we refranchised 114 U.S. Company-owned stores in Arizona and Utah for proceeds of $41.1 million. In connection with the 2022 Store Sale, we recorded a $21.2 million pre-tax refranchising gain on the sale of the related assets and liabilities, including a $4.3 million reduction in goodwill.

### Other Income

Other income was $36.8 million in 2021, representing the unrealized gains recorded on the Company's investment in DPC Dash Ltd resulting from the observable changes in price from the valuation of the Company's additional $40.0 million investment made in the first quarter of 2021 and the additional $9.1 million investment made in the fourth quarter of 2021. We did not record any adjustments to the carrying amount of $125.8 million in fiscal 2022.

### Interest Expense, Net

Interest expense, net, increased $3.6 million, or 1.9%, in 2022 driven primarily by higher average borrowings resulting from our recapitalization transaction completed on April 16, 2021 (the "2021 Recapitalization"), as well as borrowings on our variable funding notes. These increases were partially offset by higher interest income earned on our cash equivalents and restricted cash equivalents in 2022 as well as lower debt issuance cost expense recognized in 2022 due to the 2021 Recapitalization in which we expensed $2.0 million of the remaining unamortized debt issuance costs associated with the 2017 Five-Year Notes and 2017 Floating Rate Notes (each defined in the "2017 Recapitalization" section, below). Our weighted average borrowing rate was 3.8% in both 2022 and 2021.

### Provision for Income Taxes

Provision for income taxes increased $5.3 million, or 4.6% in 2022 due to a higher effective tax rate, partially offset by a decrease in income before provision for income taxes. The effective tax rate increased to 21.0% during 2022 as compared to 18.4% in 2021. The higher effective tax rate in 2022 was driven in part by a 2.6 percentage point change in excess tax benefits from equity-based compensation, which are recorded as a reduction to the provision for income taxes. The decrease in excess tax benefits from equity-based compensation was a result of fewer stock option exercises in 2022 as compared to 2021. The increase in the effective tax rate was also a result of lower foreign tax credits in 2022. These increases were partially offset by the release of certain unrecognized tax benefits related to one of our foreign subsidiaries during 2022.

***Segment Income***

We evaluate the performance of our reportable segments and allocate resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income. Segment Income for each of our reportable segments is summarized in the table below. Other Segment Income primarily includes corporate administrative costs that are not allocable to a reportable segment, including labor, computer expenses, professional fees, travel and entertainment, rent, insurance and other corporate administrative costs.

| | 2022 | 2021 |
|---|---|---|
| U.S. Stores | $ 438.6 | $ 454.9 |
| Supply Chain | 208.8 | 229.9 |
| International Franchise | 236.1 | 241.9 |
| Other | (26.0) | (42.9) |

<ins>U.S. Stores</ins>

U.S. stores Segment Income decreased $16.3 million, or 3.6%, in 2022, primarily as a result of the $37.1 million decrease in U.S. Company-owned store gross margin, and was partially offset by the increase in revenues from U.S. franchise royalties and fees of $16.4 million, each as discussed above. U.S. franchise revenues do not have a cost of sales component, so changes in these revenues have a disproportionate effect on U.S. stores Segment Income. U.S. franchise advertising costs are accrued and expensed when the related U.S. franchise advertising revenues are recognized and had no impact on U.S. stores Segment Income.

<ins>Supply Chain</ins>

Supply chain Segment Income decreased $21.1 million, or 9.2%, in 2022 due primarily to the $21.7 million decrease in supply chain gross margin described above.

<ins>International Franchise</ins>

International franchise Segment Income decreased $5.7 million, or 2.4%, in 2022 due primarily to the $3.0 million decrease in international franchise revenues discussed above, as well as higher provision for losses on accounts receivable. International franchise revenues do not have a cost of sales component, so changes in these revenues have a disproportionate effect on international franchise Segment Income.

<ins>Other</ins>

Other Segment Income increased $16.9 million, or 39.4%, in 2022 due primarily to lower labor costs as well as higher corporate administrative costs allocated to our segments as compared to 2021. The increase in allocated costs in 2022 was due primarily to higher investments in technological initiatives to support technology for our U.S. and international franchise stores.

## New Accounting Pronouncements

The impact of new accounting pronouncements adopted and the estimated impact of new accounting pronouncements that we will adopt in future years is included in Note 1 to the consolidated financial statements.

## COVID-19 Impact

During the COVID-19 pandemic, we have made certain investments related to safety and cleaning equipment, enhanced sick pay and compensation for frontline team members and support for our franchisees and their communities. While we have seen an increase in sales in certain markets during the COVID-19 pandemic, including increased sales related to heightened reliance on delivery and carryout businesses, future sales are not possible to estimate and it is unclear whether and to what extent sales and same store sales will be impacted if and when consumer behavior and general economic and business activity return to pre-pandemic levels. While it is not possible at this time to estimate the full continued impact that COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt our continuing operations and supply chain and, as a result, could adversely impact our business, financial condition or results of operations.

**Liquidity and Capital Resources**

Historically, our receivable collection periods and inventory turn rates are faster than the normal payment terms on our current liabilities resulting in efficient deployment of working capital. We generally collect our receivables within three weeks from the date of the related sale and we generally experience multiple inventory turns per month. In addition, our sales are not typically seasonal, which further limits variations in our working capital requirements. These factors allow us to manage our working capital and our ongoing cash flows from operations to invest in our business and other strategic opportunities, pay dividends and repurchase and retire shares of our common stock. As of January 1, 2023, we had working capital of $58.0 million, excluding restricted cash and cash equivalents of $191.3 million, advertising fund assets, restricted of $162.7 million and advertising fund liabilities of $157.9 million. Working capital includes total unrestricted cash and cash equivalents of $60.4 million.

Our primary sources of liquidity are cash flows from operations and availability of borrowings under our variable funding notes. During 2022, we experienced global retail sales growth, excluding foreign currency impact, in both our U.S. and international businesses. These factors contributed to our continued ability to generate positive operating cash flows. In addition to our cash flows from operations, we have two variable funding note facilities. The facilities include our 2022 Variable Funding Notes (defined in the "2022 Variable Funding Notes" section, below), which allows for advances of up to $120.0 million, as well as our 2021 Variable Funding Notes (defined in the "2021 Recapitalization" section, below), which allows for advances of up to $200.0 million and certain other credit instruments, including letters of credit (collectively, with the 2022 Variable Funding Notes, the "2022 and 2021 Variable Funding Notes"). The letters of credit primarily relate to our casualty insurance programs and certain supply chain center leases. During 2022, we borrowed and repaid $120.0 million under our 2021 Variable Funding Notes. As of January 1, 2023, we had no outstanding borrowings and $120.0 million of available borrowing capacity under our 2022 Variable Funding Notes. As of January 1, 2023, we had no outstanding borrowings and $157.8 million of available borrowing capacity under our 2021 Variable Funding Notes, net of letters of credit issued of $42.2 million.

We expect to continue to use our unrestricted cash and cash equivalents, cash flows from operations, excess cash from our recapitalization transactions and available borrowings under our 2022 and 2021 Variable Funding Notes to, among other things, fund working capital requirements, invest in our core business and other strategic opportunities, pay dividends and repurchase and retire shares of our common stock.

Our ability to continue to fund these items and continue to service our debt could be adversely affected by the occurrence of any of the events described in Item 1A. Risk Factors. There can be no assurance that our business will generate sufficient cash flows from operations or that future borrowings will be available under our 2022 and 2021 Variable Funding Notes or otherwise to enable us to service our indebtedness, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the 2021, 2019, 2018, 2017 and 2015 Notes and to service, extend or refinance the 2022 and 2021 Variable Funding Notes will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

*Restricted Cash*

As of January 1, 2023, we had $141.2 million of restricted cash and cash equivalents held for future principal and interest payments and other working capital requirements of our asset-backed securitization structure, $49.9 million of restricted cash equivalents held in a three-month interest reserve as required by the related debt agreements and $0.2 million of other restricted cash for a total of $191.3 million of restricted cash and cash equivalents. As of January 1, 2023, we also held $143.6 million of advertising fund restricted cash and cash equivalents which can only be used for activities that promote the Domino's brand.

***Long-Term Debt***

*2022 Variable Funding Notes*

On September 16, 2022, certain of our subsidiaries issued a new variable funding note facility which allows for advances of up to $120.0 million of Series 2022-1 Variable Funding Senior Secured Notes, Class A-1 Notes (the "2022 Variable Funding Notes"). Additional information related to our 2022 Variable Funding Notes is included in Note 3 to our consolidated financial statements.

*2021 Recapitalization*

On April 16, 2021, we completed the 2021 Recapitalization in which certain of our subsidiaries issued notes pursuant to an asset-backed securitization. The notes consist of $850.0 million Series 2021-1 2.662% Fixed Rate Senior Secured Notes, Class A-2-I with an anticipated term of 7.5 years (the "2021 7.5-Year Notes") and $1.0 billion Series 2021-1 3.151% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of 10 years (the "2021 Ten-Year Notes", and, collectively with the 2021 7.5-Year Notes, the "2021 Notes"). Gross proceeds from the issuance of the 2021 Notes were $1.85 billion.

Concurrently, certain of our subsidiaries also issued a new variable funding note facility which allows for advances of up to $200.0 million of Series 2021-1 Variable Funding Senior Secured Notes, Class A-1 Notes and certain other credit instruments, including letters of credit (the "2021 Variable Funding Notes"). In connection with the issuance of the 2021 Variable Funding Notes, our 2019 variable funding notes were canceled.

The proceeds from the 2021 Recapitalization were used to repay the remaining $291.0 million in outstanding principal under our 2017 Floating Rate Notes and $582.0 million in outstanding principal under our 2017 Five-Year Notes, prefund a portion of the interest payable on the 2021 Notes, pay transaction fees and expenses and repurchase and retire shares of our common stock. Additional information related to the 2021 Recapitalization is included in Note 3 to our consolidated financial statements.

*2019 Recapitalization*

On November 19, 2019, we completed the 2019 Recapitalization in which certain of our subsidiaries issued $675.0 million Series 2019-1 3.668% Fixed Rate Senior Secured Notes, Class A-2 with an anticipated term of 10 years (the "2019 Notes") pursuant to an asset-backed securitization. Concurrently, we also issued the 2019 variable funding notes. Gross proceeds from the issuance of the 2019 Notes was $675.0 million. Additional information related to the 2019 Recapitalization is included in Note 3 to our consolidated financial statements.

*2018 Recapitalization*

On April 24, 2018, we completed the 2018 Recapitalization in which certain of our subsidiaries issued notes pursuant to an asset-backed securitization. The notes consist of $425.0 million Series 2018-1 4.116% Fixed Rate Senior Secured Notes, Class A-2-I with an anticipated term of 7.5 years (the "2018 7.5-Year Notes"), and $400.0 million Series 2018-1 4.328% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of 9.25 years (the "2018 9.25-Year Notes" and, collectively with the 2018 7.5-Year Notes, the "2018 Notes") in an offering exempt from registration under the Securities Act of 1933, as amended. Gross proceeds from the issuance of the 2018 Notes were $825.0 million. Additional information related to the 2018 Recapitalization is included in Note 3 to our consolidated financial statements.

*2017 Recapitalization*

On July 24, 2017, we completed the 2017 Recapitalization in which certain of our subsidiaries issued notes pursuant to an asset-backed securitization. The notes consisted of $300.0 million Series 2017-1 Floating Rate Senior Secured Notes, Class A-2-I with an anticipated term of five years (the "2017 Floating Rate Notes"), $600.0 million Series 2017-1 3.082% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of five years (the "2017 Five-Year Notes"), and $1.0 billion Series 2017-1 4.118% Fixed Rate Senior Secured Notes, Class A-2-III with an anticipated term of 10 years (the "2017 Ten-Year Notes" and, collectively with the 2017 Floating Rate Notes and the 2017 Five-Year Notes, the "2017 Notes"). The interest rate on the 2017 Floating Rate Notes was payable at a rate equal to LIBOR plus 125 basis points. Gross proceeds from the issuance of the 2017 Notes were $1.9 billion. The 2017 Floating Rate Notes and the 2017 Five-Year Notes were repaid in connection with the 2021 Recapitalization. Additional information related to the 2017 Recapitalization is included in Note 3 to our consolidated financial statements.

On October 21, 2015, we completed the 2015 Recapitalization in which certain of our subsidiaries issued notes pursuant to an asset-backed securitization. The notes consisted of $500.0 million of Series 2015-1 3.484% Fixed Rate Senior Secured Notes, Class A-2-I (the "2015 Five-Year Notes"), $800.0 million Series 2015-1 4.474% Fixed Rate Senior Secured Notes, Class A-2-II (the "2015 Ten-Year Notes" and collectively with the 2015 Five-Year Notes, the "2015 Notes"). Gross proceeds from the issuance of the 2015 Notes were $1.3 billion. The 2015 Five-Year Notes were repaid in connection with the 2018 Recapitalization. Additional information related to the 2015 Recapitalization is included in Note 3 to our consolidated financial statements.

*2021, 2019, 2018, 2017 and 2015 Notes*

The 2021 Notes, 2019 Notes, 2018 Notes, 2017 Notes and the 2015 Notes are collectively referred to as the "Notes."

The Notes have original scheduled principal payments of $51.5 million in each of 2023 and 2024, $1.17 billion in 2025, $39.3 million in 2026, $1.31 billion in 2027, $811.5 million in 2028, $625.9 million in 2029, $10.0 million in 2030 and $905.0 million in 2031. However, in accordance with our debt agreements, the payment of principal on the outstanding senior notes may be suspended if our leverage ratio is less than or equal to 5.0x total debt, as defined, to adjusted EBITDA, as defined, and no catch-up provisions are applicable.

As of the fourth quarter of 2020, we had a leverage ratio of less than 5.0x, and accordingly, did not make the previously scheduled debt amortization payment beginning in the first quarter of 2021. Subsequent to the closing of the 2021 Recapitalization, the Company had a leverage ratio of greater than 5.0x and, accordingly, the Company resumed making the scheduled amortization payments in the second quarter of 2021.

The Notes are subject to certain financial and non-financial covenants, including a debt service coverage ratio calculation. The covenant requires a minimum coverage ratio of 1.75x total debt service to securitized net cash flow, as defined in the related agreements. In the event that certain covenants are not met, the Notes may become due and payable on an accelerated schedule.

**Leases**

We lease certain retail store and supply chain center locations, supply chain vehicles, various equipment and our World Resource Center under leases with expiration dates through 2041. Refer to Note 5 to the consolidated financial statements for additional information regarding our leases, including future minimum rental commitments.

**Capital Expenditures**

In the past three years, we have spent approximately $270.2 million on capital expenditures. In 2022, we spent $87.2 million on capital expenditures which primarily related to investments in our technology initiatives, including our proprietary internally developed point-of-sale system (Domino's PULSE), our supply chain centers, new Company-owned stores and asset upgrades for our existing Company-owned stores and other assets. We did not have any material commitments for capital expenditures as of January 1, 2023.

**Investments**

During the second quarter of 2020, we acquired a non-controlling interest in DPC Dash Ltd ("DPC Dash"), a privately-held company limited by shares incorporated with limited liability under the laws of the British Virgin Islands, for $40.0 million. Through its subsidiaries, DPC Dash serves as the Company's master franchisee in China that owns and operates Domino's Pizza stores in that market. Our investment in DPC Dash's senior ordinary shares, which are not in-substance common stock, represents an equity investment without a readily determinable fair value and is recorded at cost with adjustments for observable changes in prices resulting from orderly transactions for the identical or a similar investment of the same issuer or impairments.

In the first quarter of 2021, we invested an additional $40.0 million in DPC Dash based on DPC Dash's achievement of certain pre-established performance conditions and recorded a positive adjustment of $2.5 million to the original carrying amount of $40.0 million resulting from the observable change in price from the valuation of the additional investment, resulting in a net carrying amount of $82.5 million as of the end of the first quarter of 2021. In the fourth quarter of 2021, we invested an additional $9.1 million in DPC Dash and recorded a positive adjustment of $34.3 million to the carrying amount of $82.5 million resulting from the observable change in price from the valuation of the additional investment, resulting in a net carrying amount of $125.8 million as of January 2, 2022. We did not record any adjustments to the carrying amount of $125.8 million in fiscal 2022.

*Share Repurchase Programs*

Our share repurchase programs have historically been funded by excess operating cash flows, excess proceeds from our recapitalization transactions and borrowings under our variable funding notes. We used cash of $293.7 million in 2022, $1.32 billion in 2021 and $304.6 million in 2020 for share repurchases.

On October 4, 2019, our Board of Directors authorized a share repurchase program to repurchase up to $1.0 billion of the Company's common stock. On February 24, 2021, our Board of Directors authorized a new share repurchase program to repurchase up to $1.0 billion of the Company's common stock, which was fully utilized in connection with the ASR Agreement, described below. On April 30, 2021, we entered into an accelerated share repurchase agreement with a counterparty (the "ASR Agreement"). Pursuant to the terms of the ASR Agreement, on May 3, 2021, we used a portion of the proceeds from the 2021 Recapitalization to pay the counterparty $1.0 billion in cash and received and retired 2,012,596 shares of our common stock. Final settlement of the ASR Agreement occurred on July 21, 2021. In connection with the ASR Agreement, we received and retired a total of 2,250,786 shares of our common stock at an average price of $444.29, including the 2,012,596 shares of our common stock received and retired during the second quarter of 2021.

On July 20, 2021, our Board of Directors authorized a new share repurchase program to repurchase up to $1.0 billion of our common stock. This repurchase program replaced our previously approved $1.0 billion share repurchase program, which was fully utilized in connection with the ASR Agreement. We had $410.4 million remaining under this share repurchase authorization as of January 1, 2023.

*Dividends*

We declared dividends of $157.5 million (or $4.40 per share) in 2022, $139.6 million (or $3.76 per share) in 2021 and $122.2 million (or $3.12 per share) in 2020. We paid dividends of $157.5 million, $139.4 million and $121.9 million in 2022, 2021 and 2020, respectively.

On February 21, 2023, the Company's Board of Directors declared a quarterly dividend of $1.21 per common share payable on March 30, 2023 to shareholders of record at the close of business on March 15, 2023.

*Sources and Uses of Cash*

The following table illustrates the main components of our cash flows:

| | Fiscal Year Ended | |
| --- | --- | --- |
| (In millions) | January 1, 2023 | January 2, 2022 |
| Cash flows provided by (used in) | | |
| Net cash provided by operating activities | $ 475.3 | $ 654.2 |
| Net cash used in investing activities | (53.7) | (142.7) |
| Net cash used in financing activities | (515.9) | (522.8) |
| Effect of exchange rate changes on cash | (1.0) | (0.3) |
| Change in cash and cash equivalents, restricted cash and cash equivalents | $ (95.3) | $ (11.7) |

<u>Operating Activities</u>

Cash provided by operating activities decreased $178.9 million in 2022 primarily due to the negative impact of changes in operating assets and liabilities of $80.8 million. The negative impact of changes in operating assets and liabilities primarily related to the timing of payments on accrued liabilities and higher cash paid for income taxes in 2022 as compared to 2021. The decrease was also a result of a $62.7 million negative impact of changes in advertising fund assets and liabilities, restricted, in 2022 as compared to 2021 due to payments for advertising activities outpacing contributions. Additionally, net income decreased $58.2 million. However, this decrease in net income was partially offset by a $22.8 million increase in non-cash adjustments, resulting in an overall decrease to cash provided by operating activities in 2022 as compared to 2021 of $35.4 million.

We are focused on continually improving our net income and cash flow from operations and management expects to continue to generate positive cash flows from operating activities for the foreseeable future.

*Investing Activities*

Cash used in investing activities was $53.7 million in 2022 which consisted primarily of capital expenditures of $87.2 million (driven primarily by investments in technological initiatives, supply chain centers and Company-owned store operations). In connection with the 2022 Store Sale, we refranchised 114 U.S. Company-owned stores for $41.1 million. Additionally, in connection with the 2022 Store Purchase, we acquired 23 U.S. franchised stores from certain of our U.S. franchisees for $6.8 million.

Cash used in investing activities was $142.7 million in 2021 which consisted primarily of capital expenditures of $94.2 million (driven primarily by investments in technological initiatives, supply chain centers and Company-owned stores) and our investments in DPC Dash of $49.1 million.

*Financing Activities*

Cash used in financing activities was $515.9 million in 2022. We repurchased and retired $293.7 million in shares of our common stock under our Board of Directors-approved share repurchase program and we also made dividend payments to our shareholders of $157.5 million. We borrowed and repaid $120.0 million under our 2021 Variable Funding Notes and also made $55.7 million in repayments on our long-term debt and finance lease obligations. We made $10.7 million of tax payments for restricted stock upon vesting and we also paid $1.6 million in financing costs associated with the issuance of our 2022 Variable Funding Notes. We also received proceeds from the exercise of stock options in 2022 of $3.3 million.

Cash used in financing activities was $522.8 million in 2021. We completed the 2021 Recapitalization and issued $1.9 billion under the 2021 Notes. We made $910.2 million of payments on our long-term debt (of which $291.0 million related to the repayment of outstanding principal under our 2017 Floating Rate Notes and $582.0 million related the repayment of outstanding principal under our 2017 Five-Year Notes in connection with the 2021 Recapitalization). We also repurchased and retired $1.32 billion in shares of our common stock under our Board of Directors-approved share repurchase program (including $1.0 billion under the ASR Agreement). We also made dividend payments to our shareholders of $139.4 million, paid $14.9 million in financing cost associated with our 2021 Recapitalization and made tax payments of $6.8 million for restricted stock upon vesting. These uses of cash were partially offset by proceeds from the exercise of stock options of $19.7 million.

## Impact of Inflation

Given the inflation rates in fiscal 2022, there have been and may continue to be increases in food costs and labor costs which have and could further impact our profitability and that of our franchisees and which could impact the opening of new U.S. and international franchised stores and adversely affect our operating results. Factors such as inflation, increased food costs, increased labor and employee health and benefit costs, increased rent costs and increased energy costs may adversely affect our operating costs and profitability and those of our franchisees and could result in menu price increases. The impact of inflation is described with respect to our market basket pricing to stores and our labor cost, in the discussion of supply chain revenues and gross margin, above. Severe increases in inflation could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations. Further discussion on the impact of commodities and other cost pressures is included above, as well as in Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

**SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995**

This Form 10-K includes various forward-looking statements about the Company within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") that are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

These forward-looking statements generally can be identified by the use of words such as "anticipate," "believe," "could," "should," "estimate," "expect," "intend," "may," "will," "plan," "predict," "project," "seek," "approximately," "potential," "outlook" and similar terms and phrases that concern our strategy, plans or intentions, including references to assumptions. These forward-looking statements address various matters including information concerning future results of operations and business strategy, the expected demand for future pizza delivery, our expectation that we will meet the terms of our agreement with our third-party supplier of pizza cheese, our belief that alternative third-party suppliers are available for our key ingredients in the event we are required to replace any of our supply partners, our intention to continue to enhance and grow online ordering, digital marketing and technological capabilities, our expectation that there will be no material environmental compliance-related capital expenditures, our plans to expand U.S. and international operations in many of the markets where we currently operate and in selected new markets, our expectation that the obligation for advertising fees payable to DNAF will remain in place for the foreseeable future, and the availability of our borrowings under the 2021 Variable Funding Notes and 2022 Variable Funding Notes for, among other things, funding working capital requirements, paying capital expenditures and funding other general corporate purposes, including payment of dividends.

Forward-looking statements relating to our anticipated profitability, estimates in same store sales growth, store growth and the growth of our U.S. and international business in general, ability to service our indebtedness, our future cash flows, our operating performance, trends in our business and other descriptions of future events reflect management's expectations based upon currently available information and data. While we believe these expectations and projections are based on reasonable assumptions, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the risk factors listed under Item 1A. Risk Factors, as well as other cautionary language in this Form 10-K.

Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including but not limited to, the following:

- our substantial increased indebtedness as a result of the 2021 Recapitalization, 2019 Recapitalization, 2018 Recapitalization, 2017 Recapitalization and 2015 Recapitalization and our ability to incur additional indebtedness or refinance or renegotiate key terms of that indebtedness in the future;
- the impact a downgrade in our credit rating may have on our business, financial condition and results of operations;
- our future financial performance and our ability to pay principal and interest on our indebtedness;
- the strength of our brand, including our ability to compete in the U.S. and internationally in our intensely competitive industry, including the food service and food delivery markets;
- our ability to successfully implement our growth strategy;
- labor shortages or changes in operating expenses resulting from increases in prices of food (particularly cheese), fuel and other commodity costs, labor, utilities, insurance, employee benefits and other operating costs or negative economic conditions;
- our ability to manage difficulties associated with or related to the ongoing COVID-19 pandemic and the effects of COVID-19 and related regulations and policies on our business and supply chain, including impacts on the availability of labor;
- the effectiveness of our advertising, operations and promotional initiatives;
- shortages, interruptions or disruptions in the supply or delivery of fresh food products and store equipment;
- the impact of social media and other consumer-oriented technologies on our business, brand and reputation;
- the impact of new or improved technologies and alternative methods of delivery on consumer behavior;

- new product, digital ordering and concept developments by us, and other food-industry competitors;
- our ability to maintain good relationships with and attract new franchisees and franchisees' ability to successfully manage their operations without negatively impacting our royalty payments and fees or our brand's reputation;
- our ability to successfully implement cost-saving strategies;
- our ability and that of our franchisees to successfully operate in the current and future credit environment;
- changes in the level of consumer spending given general economic conditions, including interest rates, energy prices and consumer confidence or negative economic conditions in general;
- our ability and that of our franchisees to open new restaurants and keep existing restaurants in operation and maintain demand for new stores;
- the impact that widespread illness, health epidemics or general health concerns, severe weather conditions and natural disasters may have on our business and the economies of the countries where we operate;
- changes in foreign currency exchange rates;
- changes in income tax rates;
- our ability to retain or replace our executive officers and other key members of management and our ability to adequately staff our stores and supply chain centers with qualified personnel;
- our ability to find and/or retain suitable real estate for our stores and supply chain centers;
- changes in government legislation or regulation, including changes in laws and regulations regarding information privacy, payment methods and consumer protection and social media;
- adverse legal judgments or settlements;
- food-borne illness or contamination of products or food tampering or other events that may impact our reputation;
- data breaches, power loss, technological failures, user error or other cyber risks threatening us or our franchisees;
- the impact that environmental, social and governance matters may have on our business and reputation;
- the effect of war, terrorism, catastrophic events or climate change;
- our ability to pay dividends and repurchase shares;
- changes in consumer taste, spending and traffic patterns and demographic trends;
- changes in accounting policies; and
- adequacy of our insurance coverage.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 10-K might not occur. All forward-looking statements speak only as of the date of this Form 10-K and should be evaluated with an understanding of their inherent uncertainty. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission, we will not undertake, and specifically disclaim any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise.

Readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

*Market risk*

We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. In connection with the recapitalizations of our business, we have issued fixed rate notes and entered into variable funding notes and, at January 1, 2023, we are exposed to interest rate risk on borrowings under our variable funding notes. As of January 1, 2023, we did not have any outstanding borrowings under our 2022 and 2021 Variable Funding Notes.

Our 2021 Variable Funding Notes bear interest at fluctuating interest rates based on LIBOR. Our 2021 Variable Funding Notes loan documents provide that after the date on which the administrator for LIBOR permanently or indefinitely ceases to provide all available settings of U.S. dollar LIBOR, any new advances under the 2021 Variable Funding Notes that would otherwise have borne interest based on LIBOR, as well as any existing LIBOR advances for which the interest period has expired, will instead bear interest at a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus a spread adjustment, that in each case have been selected or recommended by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York. The loan documents also permit the lenders to effect a transition from LIBOR to Term SOFR at an earlier date, subject to certain conditions. Because the composition and characteristics of Term SOFR are not the same as those of LIBOR, there can be no assurance that Term SOFR will perform the same way LIBOR would have at any given time or for any applicable period. As a result, our interest expense could increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected. Our interest expense could also be increased by the rising interest rate environment, which could potentially have an adverse impact on our 2021 Variable Funding Notes, as well as on our 2022 Variable Funding Notes, which bear interest at fluctuating interest rates that are based on Term SOFR.

Our fixed-rate debt exposes the Company to changes in market interest rates reflected in the fair value of the debt and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

We are exposed to market risks from changes in commodity prices. During the normal course of business, we purchase cheese and certain other food products that are affected by changes in commodity prices and, as a result, we are subject to volatility in our food costs. Severe increases in commodity prices or food costs, including as a result of inflation, could affect the global and U.S. economies and could also adversely impact our business, financial condition or results of operations. We may periodically enter into financial instruments to manage this risk, although we have not done so historically. We do not engage in speculative transactions or hold or issue financial instruments for trading purposes. In instances when we use fixed pricing agreements with our suppliers, these agreements cover our physical commodity needs, are not net-settled and are accounted for as normal purchases.

*Foreign currency exchange rate risk*

We have exposure to various foreign currency exchange rate fluctuations for revenues generated by our operations outside the U.S., which can adversely impact our net income and cash flows. Approximately 6.5% of our total revenues in 2022, 6.8% of our total revenues in 2021 and 6.1% of our total revenues in 2020 were derived from our international franchise segment, a majority of which were denominated in foreign currencies. We also operate dough manufacturing and distribution facilities in Canada, which generate revenues denominated in Canadian dollars. We do not enter into financial instruments to manage this foreign currency exchange risk. A hypothetical 10% adverse change in the foreign currency rates for our international markets would have resulted in a negative impact on royalty revenues of approximately $26.1 million in 2022.

**Item 8. Financial Statements and Supplementary Data.**


**Report of Independent Registered Public Accounting Firm**


To the Stockholders and Board of Directors of Domino's Pizza, Inc.

*Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Domino's Pizza, Inc. and its subsidiaries (the "Company") as of January 1, 2023 and January 2, 2022, and the related consolidated statements of income, of comprehensive income, of stockholders' deficit and of cash flows for each of the three years in the period ended January 1, 2023, including the related notes and schedule of condensed financial information of the registrant as of January 1, 2023 and January 2, 2022 and for each of the three years in the period ended January 1, 2023 appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Valuation of Casualty Insurance Reserves*

As described in Note 1 to the consolidated financial statements, the Company has retention programs for workers' compensation, general liability, and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. As of January 1, 2023, the Company had accruals for these casualty insurance matters of $57.6 million. The casualty insurance reserves are based on undiscounted independent actuarial estimates, which are based on historical information along with assumptions about future events. Management utilizes various methods, including analyses of historical trends and actuarial valuation methods, to estimate the cost to settle reported claims and claims incurred but not yet reported. The actuarial valuation methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, several factors are considered, including the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends and projected inflation.

The principal considerations for our determination that performing procedures relating to the valuation of casualty insurance reserves is a critical audit matter are (i) the significant judgment by management when developing the estimated reserves; (ii) a high degree of auditor judgment and effort in performing procedures relating to the actuarial valuation methods used to develop future ultimate claim costs and actuarial assumptions related to the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends and projected inflation; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of casualty insurance reserves. These procedures also included, among others, obtaining and evaluating the Company's casualty insurance program documents and testing the underlying historical claims data. Professionals with specialized skill and knowledge were used to assist in testing management's process for estimating the valuation of casualty insurance reserves, including evaluating the appropriateness of the actuarial valuation methods and the reasonableness of actuarial assumptions related to the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends and projected inflation.


/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 23, 2023

We have served as the Company's auditor since 2002.

# Domino's Pizza, Inc. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS
### (In thousands, except share and per share amounts)

|  | January 1, 2023 | January 2, 2022 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 60,356 | $ 148,160 |
| Restricted cash and cash equivalents | 191,289 | 180,579 |
| Accounts receivable, net of reserves of $4,762 in 2022 and $1,869 in 2021 | 257,492 | 255,327 |
| Inventories | 81,570 | 68,328 |
| Prepaid expenses and other | 37,287 | 27,242 |
| Advertising fund assets, restricted | 162,660 | 180,904 |
| Total current assets | 790,654 | 860,540 |
| Property, plant and equipment: | | |
| Land and buildings | 105,659 | 108,372 |
| Leasehold and other improvements | 172,725 | 193,572 |
| Equipment | 333,787 | 312,772 |
| Construction in progress | 22,536 | 27,815 |
|  | 634,707 | 642,531 |
| Accumulated depreciation and amortization | (332,472) | (318,466) |
| Property, plant and equipment, net | 302,235 | 324,065 |
| Other assets: | | |
| Operating lease right-of-use assets | 219,202 | 210,702 |
| Investments in marketable securities, restricted | 13,395 | 15,433 |
| Goodwill | 11,763 | 15,034 |
| Capitalized software, net of accumulated amortization of $165,457 in 2022 and $142,509 in 2021 | 108,354 | 95,558 |
| Investments | 125,840 | 125,840 |
| Other assets | 28,852 | 22,535 |
| Deferred income tax assets, net | 1,926 | 2,109 |
| Total other assets | 509,332 | 487,211 |
| Total assets | $ 1,602,221 | $ 1,671,816 |
| **Liabilities and stockholders' deficit** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 54,813 | $ 55,588 |
| Accounts payable | 89,715 | 91,547 |
| Accrued compensation | 40,442 | 59,567 |
| Accrued interest | 34,473 | 37,982 |
| Operating lease liabilities | 34,877 | 37,155 |
| Insurance reserves | 31,435 | 32,588 |
| Advertising fund liabilities | 157,909 | 173,737 |
| Other accrued liabilities | 92,957 | 102,577 |
| Total current liabilities | 536,621 | 590,741 |
| Long-term liabilities: | | |
| Long-term debt, less current portion | 4,967,420 | 5,014,638 |
| Operating lease liabilities | 195,244 | 184,471 |
| Insurance reserves | 40,179 | 36,913 |
| Deferred income tax liabilities | 7,761 | 3,922 |
| Other accrued liabilities | 44,061 | 50,667 |
| Total long-term liabilities | 5,254,665 | 5,290,611 |
| Total liabilities | 5,791,286 | 5,881,352 |
| Commitments and contingencies (Note 6) | | |
| Stockholders' deficit | | |
| Common stock, par value $0.01 per share; 170,000,000 shares authorized; 35,419,718 in 2022 and 36,138,273 in 2021 issued and outstanding | 354 | 361 |
| Preferred stock, par value $0.01 per share; 5,000,000 shares authorized, none issued | — | — |
| Additional paid-in capital | 9,693 | 840 |
| Retained deficit | (4,194,418) | (4,207,917) |
| Accumulated other comprehensive loss | (4,694) | (2,820) |
| Total stockholders' deficit | (4,189,065) | (4,209,536) |
| Total liabilities and stockholders' deficit | $ 1,602,221 | $ 1,671,816 |

The accompanying notes are an integral part of these consolidated financial statements.

**Domino's Pizza, Inc. and Subsidiaries**
**CONSOLIDATED STATEMENTS OF INCOME**
**(In thousands, except per share amounts)**

| | For the Years Ended | | |
| | January 1, 2023 | January 2, 2022 | January 3, 2021 |
|---|---|---|---|
| Revenues: | | | |
| U.S. Company-owned stores | $ 445,810 | $ 478,976 | $ 485,569 |
| U.S. franchise royalties and fees | 556,269 | 539,883 | 503,196 |
| Supply chain | 2,754,742 | 2,560,977 | 2,416,651 |
| International franchise royalties and fees | 295,007 | 298,036 | 249,757 |
| U.S. franchise advertising | 485,330 | 479,501 | 462,238 |
| Total revenues | 4,537,158 | 4,357,373 | 4,117,411 |
| Cost of sales: | | | |
| U.S. Company-owned stores | 378,018 | 374,104 | 379,598 |
| Supply chain | 2,510,534 | 2,295,027 | 2,143,320 |
| Total cost of sales | 2,888,552 | 2,669,131 | 2,522,918 |
| Gross margin | 1,648,606 | 1,688,242 | 1,594,493 |
| General and administrative | 416,524 | 428,333 | 406,613 |
| U.S. franchise advertising | 485,330 | 479,501 | 462,238 |
| Refranchising gain | (21,173) | — | — |
| Income from operations | 767,925 | 780,408 | 725,642 |
| Other income | — | 36,758 | — |
| Interest income | 3,162 | 345 | 1,654 |
| Interest expense | (198,254) | (191,806) | (172,166) |
| Income before provision for income taxes | 572,833 | 625,705 | 555,130 |
| Provision for income taxes | 120,570 | 115,238 | 63,834 |
| Net income | $ 452,263 | $ 510,467 | $ 491,296 |
| Earnings per share: | | | |
| Common Stock – basic | $ 12.66 | $ 13.72 | $ 12.61 |
| Common Stock – diluted | $ 12.53 | $ 13.54 | $ 12.39 |

The accompanying notes are an integral part of these consolidated financial statements.

# Domino's Pizza, Inc. and Subsidiaries
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### (In thousands)

| | For the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | January 1, 2023 | | January 2, 2022 | | January 3, 2021 | |
| Net income | $ | 452,263 | $ | 510,467 | $ | 491,296 |
| Currency translation adjustment | | (1,874) | | (396) | | 1,318 |
| Comprehensive income | $ | 450,389 | $ | 510,071 | $ | 492,614 |

The accompanying notes are an integral part of these consolidated financial statements.

# Domino's Pizza, Inc. and Subsidiaries
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
### (In thousands, except share and per share data)

| | Common Stock | | Additional Paid-in Capital | Retained Deficit | Accumulated Other Comprehensive Income (Loss) |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| Balance at December 29, 2019 | 38,934,009 | $ 389 | $ 243 | $ (3,412,649) | $ (3,742) |
| Net income | — | — | — | 491,296 | — |
| Dividends declared on common stock and equivalents ($3.12 per share) | — | — | — | (122,183) | — |
| Issuance and cancellation of stock awards, net | 35,210 | — | — | — | — |
| Tax payments for restricted stock upon vesting | (18,681) | — | (6,803) | — | — |
| Purchases of common stock | (838,871) | (8) | (43,524) | (261,058) | — |
| Exercises of stock options | 756,683 | 8 | 30,962 | — | — |
| Non-cash equity-based compensation expense | — | — | 24,244 | — | — |
| Adoption of ASC 326 (Note 1) | — | — | — | 1,102 | — |
| Currency translation adjustment | — | — | — | — | 1,318 |
| Balance at January 3, 2021 | 38,868,350 | 389 | 5,122 | (3,303,492) | (2,424) |
| Net income | — | — | — | 510,467 | — |
| Dividends declared on common stock and equivalents ($3.76 per share) | — | — | — | (139,588) | — |
| Issuance and cancellation of stock awards, net | (1,994) | — | — | — | — |
| Tax payments for restricted stock upon vesting | (14,826) | — | (6,820) | — | — |
| Purchases of common stock | (2,912,558) | (30) | (45,568) | (1,275,304) | — |
| Exercises of stock options | 199,301 | 2 | 19,680 | — | — |
| Non-cash equity-based compensation expense | — | — | 28,670 | — | — |
| Other | — | — | (244) | — | — |
| Currency translation adjustment | — | — | — | — | (396) |
| Balance at January 2, 2022 | 36,138,273 | 361 | 840 | (4,207,917) | (2,820) |
| Net income | — | — | — | 452,263 | — |
| Dividends declared on common stock and equivalents ($4.40 per share) | — | — | — | (157,479) | — |
| Issuance and cancellation of stock awards, net | 15,012 | — | — | — | — |
| Tax payments for restricted stock upon vesting | (26,699) | — | (10,349) | (371) | — |
| Purchases of common stock | (739,847) | (7) | (12,819) | (280,914) | — |
| Exercises of stock options | 32,979 | — | 3,312 | — | — |
| Non-cash equity-based compensation expense | — | — | 28,709 | — | — |
| Currency translation adjustment | — | — | — | — | (1,874) |
| Balance at January 1, 2023 | 35,419,718 | $ 354 | $ 9,693 | $ (4,194,418) | $ (4,694) |

The accompanying notes are an integral part of these consolidated financial statements.

# Domino's Pizza, Inc. and Subsidiaries
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | For the Years Ended | | |
| --- | --- | --- | --- |
| | January 1, 2023 | January 2, 2022 | January 3, 2021 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 452,263 | $ 510,467 | $ 491,296 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 80,251 | 72,923 | 65,038 |
| Refranchising gain | (21,173) | — | — |
| Loss on sale/disposal of assets | 1,813 | 1,189 | 2,922 |
| Amortization of debt issuance costs | 5,645 | 7,509 | 5,526 |
| Provision for deferred income taxes | 253 | 1,988 | 14,424 |
| Non-cash equity-based compensation expense | 28,709 | 28,670 | 24,244 |
| Excess tax benefits from equity-based compensation | (2,169) | (18,911) | (60,364) |
| Provision for losses on accounts and notes receivable | 3,536 | 659 | 2,134 |
| Unrealized gain on investments | — | (36,758) | — |
| Changes in operating assets and liabilities: | | | |
| Changes in accounts receivable | (6,333) | (8,107) | (33,334) |
| Changes in inventories, prepaid expenses and other | (17,059) | (9,420) | (24,959) |
| Changes in accounts payable and accrued liabilities | (36,605) | 51,346 | 68,954 |
| Changes in insurance reserves | 1,507 | 6,216 | 5,544 |
| Changes in operating lease assets and liabilities | 2,174 | 1,210 | 2,592 |
| Changes in advertising fund assets and liabilities, restricted | (17,495) | 45,225 | 28,777 |
| Net cash provided by operating activities | 475,317 | 654,206 | 592,794 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | (87,234) | (94,172) | (88,768) |
| Proceeds from sale of assets | 41,089 | 16 | 174 |
| Purchases of franchise operations and other assets | (6,814) | — | — |
| Purchase of investments | — | (49,082) | (40,000) |
| Other | (722) | 515 | (333) |
| Net cash used in investing activities | (53,681) | (142,723) | (128,927) |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of long-term debt | 120,000 | 1,850,000 | 158,000 |
| Repayments of long-term debt and finance lease obligations | (175,676) | (910,212) | (202,058) |
| Proceeds from exercise of stock options | 3,312 | 19,682 | 30,970 |
| Purchases of common stock | (293,740) | (1,320,902) | (304,590) |
| Tax payments for restricted stock upon vesting | (10,720) | (6,820) | (6,803) |
| Payments of common stock dividends and equivalents | (157,531) | (139,399) | (121,925) |
| Cash paid for financing costs | (1,594) | (14,938) | — |
| Other | — | (244) | — |
| Net cash used in financing activities | (515,949) | (522,833) | (446,406) |
| Effect of exchange rate changes on cash | (963) | (316) | 761 |
| Change in cash and cash equivalents, restricted cash and cash equivalents | (95,276) | (11,666) | 18,222 |
| | | | |
| Cash and cash equivalents, beginning of period | 148,160 | 168,821 | 190,615 |
| Restricted cash and cash equivalents, beginning of period | 180,579 | 217,453 | 209,269 |
| Cash and cash equivalents included in advertising fund assets, restricted, beginning of period | 161,741 | 115,872 | 84,040 |
| Cash and cash equivalents, restricted cash and cash equivalents and cash and cash equivalents included in advertising fund assets, restricted, beginning of period | 490,480 | 502,146 | 483,924 |
| | | | |
| Cash and cash equivalents, end of period | 60,356 | 148,160 | 168,821 |
| Restricted cash and cash equivalents, end of period | 191,289 | 180,579 | 217,453 |
| Cash and cash equivalents included in advertising fund assets, restricted, end of period | 143,559 | 161,741 | 115,872 |
| Cash and cash equivalents, restricted cash and cash equivalents and cash and cash equivalents included in advertising fund assets, restricted, end of period | $ 395,204 | $ 490,480 | $ 502,146 |

The accompanying notes are an integral part of these consolidated financial statements.

**Domino's Pizza, Inc. and Subsidiaries**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
(Tabular amounts in thousands, except percentages, share and per share amounts)

**(1) Description of Business and Summary of Significant Accounting Policies**

**Description of Business**

Domino's Pizza, Inc. ("DPI"), a Delaware corporation, conducts its operations and derives substantially all of its income from operations and cash provided by operating activities through its wholly-owned subsidiary, Domino's, Inc. ("Domino's") and Domino's wholly-owned subsidiary, Domino's Pizza LLC ("DPLLC"). DPI and its wholly-owned subsidiaries (collectively, the "Company") are primarily engaged in the following business activities: (i) retail sales of food through Company-owned Domino's Pizza stores; (ii) sales of food, equipment and supplies to franchised Domino's Pizza stores through Company-owned supply chain centers in the U.S. and Canada; (iii) receipt of royalties, advertising contributions and fees from U.S. Domino's Pizza franchisees; and (iv) receipt of royalties and fees from international Domino's Pizza franchisees.

**Principles of Consolidation**

The accompanying consolidated financial statements include the accounts of DPI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

**Fiscal Year**

The Company's fiscal year ends on the Sunday closest to December 31. The 2022 fiscal year ended on January 1, 2023, the 2021 fiscal year ended on January 2, 2022 and the 2020 fiscal year ended on January 3, 2021. The 2022 and 2021 fiscal years each consisted of fifty-two weeks and the 2020 fiscal year consisted of fifty-three weeks.

**Cash and Cash Equivalents**

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value.

**Restricted Cash and Cash Equivalents**

Restricted cash and cash equivalents at January 1, 2023 included $141.2 million of restricted cash and cash equivalents held for future principal and interest payments and other working capital requirements of the Company's asset-backed securitization structure, $49.9 million of restricted cash equivalents held in a three-month interest reserve as required by the related debt agreements and $0.2 million of other restricted cash. As of January 1, 2023, the Company also held $143.6 million of advertising fund restricted cash and cash equivalents, which can only be used for activities that promote the Domino's Pizza brand.

Restricted cash and cash equivalents at January 2, 2022 included $133.2 million of restricted cash and cash equivalents held for future principal and interest payments and other working capital requirements of the Company's asset-backed securitization structure, $47.2 million of restricted cash equivalents held in a three-month interest reserve as required by the related debt agreements and $0.2 million of other restricted cash. As of January 2, 2022, the Company also held $161.7 million of advertising fund restricted cash and cash equivalents, which can only be used for activities that promote the Domino's Pizza brand.

**Allowances for Credit Losses**

The Company closely monitors accounts and notes receivable balances and estimates the allowance for credit losses. These estimates are based on historical collection experience and other factors, including those related to current market conditions and events. The Company's allowances for accounts and notes receivable have not historically been material.

The Company also monitors its off-balance sheet exposures under its letters of credit (Note 3), lease guarantees (Note 5) and surety bonds. Total conditional commitments under surety bonds were $14.7 million and $15.3 million as of January 1, 2023 and January 2, 2022, respectively. None of these arrangements has had or is likely to have a material effect on the Company's results of operations, financial condition, revenues, expenses or liquidity.

**Inventories**

Inventories are valued at the lower of cost (on a first-in, first-out basis) or net realizable value. Inventories at January 1, 2023 and January 2, 2022 were comprised of the following:

| | January 1, 2023 | January 2, 2022 |
|---|---|---|
| Food | $ 74,052 | $ 61,994 |
| Equipment and supplies | 7,518 | 6,334 |
| Inventories | $ 81,570 | $ 68,328 |

**Other Assets**

Current and long-term other assets primarily include prepaid expenses such as insurance, taxes, deposits, notes receivable, software licenses, implementation costs for cloud-based computing arrangements, covenants not-to-compete and other intangible assets primarily arising from franchise acquisitions.

Other long-term assets included implementation costs for cloud-based computing arrangements (primarily related to certain enterprise systems) of $11.9 million and $10.6 million, net of accumulated amortization of $3.5 million and $1.7 million as of January 1, 2023 and January 2, 2022, respectively. Amortization expense for implementation costs for cloud-based computing arrangements was $1.9 million, $1.3 million and $0.4 million in 2022, 2021 and 2020, respectively.

**Property, Plant and Equipment**

Additions to property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation and amortization expense are recorded using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are generally as follows (in years):

| | |
|---|---|
| Buildings | 20 |
| Leasehold and other improvements | 5 – 15 |
| Equipment | 3 – 15 |

Depreciation and amortization expense on property, plant and equipment was $51.8 million, $48.6 million and $42.0 million in 2022, 2021 and 2020, respectively.

**Impairments of Long-Lived Assets**

The Company evaluates the potential impairment of long-lived assets at least annually based on various analyses including, on an annual basis, the projection of undiscounted cash flows and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the Company determines that the carrying amount of an asset (or asset group) may not be recoverable, the Company compares the net carrying value of the asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. For Company-owned stores, the Company performs this evaluation on an operating market basis, which the Company has determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows of that asset, the Company estimates the fair value of the assets. If the carrying amount of the asset exceeds the estimated fair value of the asset, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no triggering events in 2022, 2021 and 2020 and accordingly, the Company did not record any impairment losses on long-lived assets in 2022, 2021 and 2020.

**Investments in Marketable Securities**

Investments in marketable securities consist of investments in various mutual funds made by eligible individuals as part of the Company's deferred compensation plan (Note 8). These investments are stated at aggregate fair value, are restricted and have been placed in a rabbi trust whereby the amounts are irrevocably set aside to fund the Company's obligations under the deferred compensation plan. The Company classifies and accounts for these investments in marketable securities as trading securities.

**Goodwill**

The Company's goodwill amounts primarily relate to franchise store acquisitions. The Company performs its required impairment tests in the fourth quarter of each fiscal year and did not recognize any goodwill impairment charges in 2022, 2021 and 2020.

## Capitalized Software

Capitalized software is recorded at cost and includes purchased, internally-developed and externally-developed software used in the Company's operations. Amortization expense is provided using the straight-line method over the estimated useful lives of the software, which range from one to ten years. Capitalized software amortization expense was $28.5 million, $24.3 million and $23.0 million in 2022, 2021 and 2020, respectively.

As of January 1, 2023, scheduled amortization for capitalized software that had been placed in service as of January 1, 2023 is as follows in the table below. As of January 1, 2023, the Company also had $19.4 million of capitalized software that had not yet been placed in service.

| | | |
|---|---|---:|
| 2023 | $ | 22,657 |
| 2024 | | 16,250 |
| 2025 | | 10,336 |
| 2026 | | 7,286 |
| 2027 | | 6,506 |
| Thereafter | | 25,990 |
| | $ | 89,025 |

## Equity Investments Without Readily Determinable Fair Values

Equity investments without readily determinable fair values are recorded at cost with adjustments for observable changes in prices resulting from orderly transactions for the identical or a similar investment of the same issuer or impairments (Note 4). These amounts are recorded in investments in the Company's consolidated balance sheet. Any adjustments to the carrying amount are recognized in other income in the Company's consolidated statements of income.

The Company evaluates the potential impairment of its investments based on various analyses including financial results and operating trends, implied values from recent similar transactions and other relevant available information, including the contractual terms of the Company's investment thereof. If the carrying amount of the investment exceeds the estimated fair value of the investment, an impairment loss is recognized, and the investment is written down to its estimated fair value.

## Debt Issuance Costs

Debt issuance costs are recorded as a reduction to the Company's debt balance and primarily include the expenses incurred by the Company as part of the 2021, 2019, 2018, 2017 and 2015 Recapitalizations. Refer to Note 3 for a description of the 2021, 2019, 2018, 2017 and 2015 Recapitalizations. Amortization is recorded on a straight-line basis (which is materially consistent with the effective interest method) over the expected terms of the respective debt instrument to which the costs relate and is included in interest expense. Debt issuance cost amortization expense was $5.6 million, $7.5 million and $5.5 million in 2022, 2021 and 2020, respectively.

## Insurance Reserves

The Company has retention programs for workers' compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. The Company is generally responsible for up to $2.0 million per occurrence under these retention programs for workers' compensation and general liability exposures. The Company is also generally responsible for between $500,000 and $5.5 million per occurrence under these retention programs for owned and non-owned automobile liabilities depending on the year. Total insurance limits under these retention programs vary depending on the year covered and range up to $110.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation.

Casualty insurance reserves relating to the Company's retention programs are based on undiscounted actuarial estimates. These estimates are based on historical information and on certain assumptions about future events. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company generally receives estimates of outstanding casualty insurance exposures from its independent actuary twice per year and differences between these estimated actuarial exposures and the Company's recorded amounts are adjusted as appropriate. The Company had reserves for these programs of $57.6 million and $56.5 million as of January 1, 2023 and January 2, 2022, respectively.

In addition, the Company maintains reserves for its share of employee health costs as part of the health care benefits offered to its employees. Reserves are based on estimated claims incurred that have not yet been paid, based on historical claims and payment lag times.

**Contract Liabilities**

Contract liabilities consist primarily of deferred franchise fees and deferred development fees. Deferred franchise fees and deferred development fees of $5.5 million and $5.4 million were included in current other accrued liabilities as of January 1, 2023 and January 2, 2022, respectively. Deferred franchise fees and deferred development fees of $22.7 million and $24.3 million were included in long-term other accrued liabilities as of January 1, 2023 and January 2, 2022, respectively.

Changes in deferred franchise fees and deferred development fees in 2022 and 2021 were as follows:

| | Fiscal Year Ended | |
| --- | --- | --- |
| | January 1, 2023 | January 2, 2022 |
| Deferred franchise fees and deferred development fees, beginning of period | $ 29,694 | $ 19,090 |
| Revenue recognized during the period | (6,654) | (5,845) |
| New deferrals due to cash received and other | 5,185 | 16,449 |
| Deferred franchise fees and deferred development fees, end of period | $ 28,225 | $ 29,694 |

The Company expects to recognize revenue associated with deferred franchise fees and deferred development fees as follows in the table below. The Company has applied the sales-based royalty exemption which permits exclusion of variable consideration in the form of sales-based royalties from the disclosure of remaining performance obligations.

| | |
| --- | --- |
| 2023 | $ 5,510 |
| 2024 | 5,200 |
| 2025 | 4,847 |
| 2026 | 4,458 |
| 2027 | 2,942 |
| Thereafter | 5,268 |
| | $ 28,225 |

**Other Accrued Liabilities**

Current and long-term other accrued liabilities primarily include accruals for income, sales, property and other taxes, legal reserves, operating expenses, dividends payable, deferred compensation, unredeemed gift cards and contract liabilities. The Company had $29.2 million and $23.8 million included in other current accrued liabilities related to unredeemed gift cards as of January 1, 2023 and January 2, 2022, respectively.

**Foreign Currency Translation**

The Company's foreign entities use their local currency as the functional currency. For these entities, the Company translates net assets into U.S. dollars at year end exchange rates, while income and expense accounts are translated at average annual exchange rates. Currency translation adjustments are included in accumulated other comprehensive income (loss) and foreign currency transaction gains and losses are included in determining net income.

**Revenue Recognition**

U.S. Company-owned stores revenues are comprised of retail sales of food through Company-owned Domino's Pizza stores located in the U.S. and are recognized when the items are delivered to or carried out by customers. Customer payments are generally due at the time of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company's consolidated statements of income as revenue.

U.S. franchise royalties and fees are primarily comprised of royalties and fees from Domino's Pizza franchisees with operations in the U.S. Each franchisee is generally required to pay a 5.5% royalty fee on sales. In certain instances, the Company will collect lower rates based on area development agreements, sales initiatives, store relocation incentives and new store incentives. Royalty revenues are based on a percentage of franchise retail sales and are recognized when the items are delivered to or carried out by franchisees' customers. U.S. franchise fee revenue primarily relates to per-transaction technology fees that are recognized as the related sales occur. Payments for U.S. royalties and fees are generally due within seven days of the prior week end date.

Supply chain revenues are primarily comprised of sales of food, equipment and supplies to franchised Domino's Pizza stores located in the U.S. and Canada. Revenues from the sale of food are recognized upon delivery of the food to franchisees and payments for food purchases are generally due within 30 days of the shipping date. Revenues from the sale of equipment and supplies are recognized upon delivery or shipment of the related products to franchisees, based on shipping terms, and payments for equipment and supplies are generally due within 90 days of the shipping date. The Company also offers profit sharing rebates and volume discounts to its franchisees. Obligations for profit sharing rebates are calculated based on actual results of its supply chain centers and are recognized as a reduction to revenue. Volume discounts are based on annual sales. The Company estimates the amount that will be earned and records a reduction to revenue throughout the year.

International franchise royalties and fees are primarily comprised of royalties and fees from Domino's Pizza franchisees outside of the U.S. Royalty revenues are recognized when the items are delivered to or carried out by franchisees' customers. Franchise fees received from international franchisees are recognized as revenue on a straight-line basis over the term of each respective franchise store agreement, which is typically ten years. Development fees received from international master franchisees are also deferred when amounts are received and are recognized as revenue on a straight-line basis over the term of the respective master franchise agreement, which is typically ten years. International franchise fee revenues primarily relate to per-transaction technology fees that are recognized as the related sales occur. International franchise royalties and fees are invoiced at least quarterly and payments are generally due within 60 days.

U.S. franchise advertising revenues are comprised of contributions from Domino's Pizza franchisees with operations in the U.S. to the Domino's National Advertising Fund Inc. ("DNAF"), the Company's consolidated not-for-profit subsidiary that administers the Domino's Pizza system's national and market level advertising activities in the U.S. Each franchisee is generally required to contribute 6% of their retail sales to fund national marketing and advertising campaigns (subject, in certain instances, to lower rates based on certain incentives and waivers). These revenues are recognized when items are delivered to or carried out by franchisees' customers. Payments for U.S. franchise advertising revenues are generally due within seven days of the prior week end date. Although these revenues are restricted to be used only for advertising and promotional activities to benefit franchised stores, the Company has determined there are not performance obligations associated with the franchise advertising contributions received by DNAF that are separate from its U.S. royalty payment stream and as a result, these franchise contributions and the related expenses are presented gross in the Company's consolidated statements of income.

**Disaggregation of Revenue**

Current accounting standards require that companies disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company has included its revenues disaggregated in its consolidated statements of income to satisfy this requirement.

**Supply Chain Profit-Sharing Arrangements**

The Company enters into profit-sharing arrangements with U.S. and Canadian franchisees that purchase all of their food from the Company's supply chain centers. These profit-sharing arrangements generally offer Company-owned stores and participating franchisees 50% (or a higher percentage in the case of Company-owned stores and certain franchisees who operate a larger number of stores) of the pre-tax profit from the Company's supply chain center operations. Profit-sharing obligations are recorded as a reduction to supply chain revenues in the same period as the related revenues and costs are recorded, and were $110.0 million, $148.3 million and $169.0 million in 2022, 2021 and 2020, respectively.

**Cost of Sales**

Cost of sales consists primarily of U.S. Company-owned store and supply chain costs incurred to generate related revenues. Components of consolidated cost of sales primarily include food, labor, delivery, occupancy costs (including rent, telephone, utilities and depreciation) and insurance expense.

**General and Administrative**

General and administrative expense consists primarily of labor cost (including variable performance-based compensation expense and non-cash equity-based compensation expense), depreciation and amortization, computer expenses, professional fees, travel and entertainment, rent, insurance and other corporate administrative costs.

**Advertising**

U.S. stores are generally required to contribute 6% of sales to DNAF. U.S. franchise advertising costs are accrued and expensed when the related U.S. franchise advertising revenues are recognized, as DNAF is obligated to expend such revenues on advertising and other activities that promote the Domino's brand. U.S. franchise advertising costs expended by DNAF are included in U.S. franchise advertising expenses in the Company's consolidated statements of income. Advertising costs funded by Company-owned stores are generally expensed as incurred and are included in general and administrative expense. Contributions from Company-owned stores that have not yet been expended are included in advertising fund assets, restricted on the Company's consolidated balance sheets.

Advertising expense included $485.3 million, $479.5 million and $462.2 million of U.S. franchise advertising expense in 2022, 2021 and 2020, respectively. Advertising expense also included $33.8 million, $42.1 million and $35.7 million in 2022, 2021 and 2020, respectively, primarily related to advertising costs funded by U.S. Company-owned stores and other general marketing expenses which are included in general and administrative expense in the consolidated statements of income.

As of January 1, 2023, advertising fund assets, restricted of $162.7 million consisted of $143.6 million of cash and cash equivalents, $13.1 million of accounts receivable and $6.0 million of prepaid expenses. As of January 1, 2023, advertising fund cash and cash equivalents included $4.8 million of cash contributed from U.S. Company-owned stores that had not yet been expended.

As of January 2, 2022, advertising fund assets, restricted of $180.9 million consisted of $161.7 million of cash and cash equivalents, $14.5 million of accounts receivable and $4.7 million of prepaid expenses. As of January 2, 2022, advertising fund cash and cash equivalents included $7.2 million of cash contributed from U.S. Company-owned stores that had not yet been expended.

**Leases**

The Company leases certain retail store and supply chain center locations, vehicles, equipment and its corporate headquarters. The Company determines whether an arrangement is or contains a lease at contract inception. The majority of the Company's leases are classified as operating leases, which are included in operating lease right-of-use assets and operating lease liabilities in the Company's consolidated balance sheets. Finance leases are included in property, plant and equipment, current portion of long-term debt and long-term debt on the Company's consolidated balance sheets.

Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date for leases exceeding 12 months. Minimum lease payments include only the fixed lease component of the agreement, as well as any variable rate payments that depend on an index, initially measured using the index at the lease commencement date. Lease terms may include options to renew when it is reasonably certain that the Company will exercise that option.

The Company estimates its incremental borrowing rate for each lease using a portfolio approach based on the respective weighted average term of the agreements. This estimation considers the market rates of the Company's outstanding collateralized borrowings and interpolations of rates outside of the terms of the outstanding borrowings, including comparisons to comparable borrowings of similarly rated companies with longer term borrowings.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales or general and administrative expense. Amortization expense for finance leases is recognized on a straight-line basis over the lease term and is included in cost of sales or general and administrative expense. Interest expense for finance leases is recognized using the effective interest method. Variable lease payments that do not depend on a rate or index, payments associated with non-lease components and short-term rentals (leases with terms less than 12 months) are expensed as incurred.

**Common Stock Dividends**

The Company declared dividends of $157.5 million (or $4.40 per share) in 2022, $139.6 million (or $3.76 per share) in 2021 and $122.2 million (or $3.12 per share) in 2020. The Company paid dividends of $157.5 million, $139.4 million, and $121.9 million in 2022, 2021 and 2020, respectively.

On February 21, 2023, the Company's Board of Directors declared a quarterly dividend of $1.21 per common share payable on March 30, 2023 to shareholders of record at the close of business on March 15, 2023.

**Stock Options and Other Equity-Based Compensation Arrangements**

The cost of all of the Company's stock options, as well as other equity-based compensation arrangements, is reflected in the financial statements based on the estimated fair value of the awards (Note 9).

**Earnings Per Share**

The Company discloses two calculations of earnings per share ("EPS"): basic EPS and diluted EPS (Note 2). The numerator in calculating common stock basic and diluted EPS is consolidated net income. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of outstanding stock options, unvested restricted stock awards and units and unvested performance-based restricted stock awards and units.

**Supplemental Disclosures of Cash Flow Information**

The Company paid interest of $188.5 million, $174.6 million and $160.6 million during 2022, 2021 and 2020, respectively, on its Notes (Note 3). Cash paid for income taxes was $134.4 million, $106.3 million and $60.4 million in 2022, 2021 and 2020, respectively.

The Company had $6.9 million, $5.4 million and $4.3 million of non-cash investing activities related to accruals for capital expenditures at January 1, 2023, January 2, 2022 and January 3, 2021, respectively. The Company also had $0.1 million, $0.4 million and $0.7 million of non-cash investing activities related to lease incentives in 2022, 2021 and 2020 respectively.

**New Accounting Pronouncements**

Recently Adopted Accounting Standards

*Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326)*

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"). ASC 326 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this standard as of December 30, 2019, the first day of its 2020 fiscal year, using the modified retrospective approach and it did not have a material impact on its consolidated financial statements.

The Company recognized the cumulative effect of initially applying ASC 326 as an adjustment to the opening balance of retained deficit. An adjustment to beginning retained deficit and a corresponding adjustment to the allowance for doubtful accounts and notes receivable of $1.5 million was recorded on the date of adoption, representing the remeasurement of these accounts to the Company's estimate for current expected credit losses. The adjustment to beginning retained deficit was also net of a $0.4 million adjustment to deferred income taxes.

Accounting Standards Not Yet Adopted

The Company has considered all new accounting pronouncements issued by the FASB. The Company has not yet adopted the following standard:

*ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, updated by ASU 2022-06, Deferral of the Sunset Date of Topic 848 ("ASU 2022-06")*

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04")*, which provides temporary optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. The Company's 2021 Variable Funding Notes (Note 3) bear interest at fluctuating interest rates based on LIBOR. However, the associated loan documents provide that after the date on which the administrator for LIBOR permanently or indefinitely ceases to provide all available settings of U.S. dollar LIBOR, any new advances under the 2021 Variable Funding Notes that would otherwise have borne interest based on LIBOR, as well as any existing LIBOR advances for which the interest period has expired, will instead bear interest at a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus a spread adjustment. The loan documents also permit the lenders to effect a transition from LIBOR to Term SOFR at an earlier date, subject to certain conditions. The Company's 2022 Variable Funding Notes (Note 3) bear interest at fluctuating interest rates based on Term SOFR. ASU 2020-04, as updated by ASU 2022-06, may currently be adopted and may be applied prospectively to contract modifications made on or before December 31, 2024. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2)   Earnings per Share

The computation of basic and diluted earnings per common share for 2022, 2021 and 2020 is as follows:

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| Net income available to common stockholders – basic and diluted | $ 452,263 | $ 510,467 | $ 491,296 |
| Weighted average number of common shares | 35,724,325 | 37,198,292 | 38,974,037 |
| Earnings per common share – basic | $ 12.66 | $ 13.72 | $ 12.61 |
| Diluted weighted average number of common shares | 36,093,754 | 37,691,351 | 39,640,791 |
| Earnings per common share – diluted | $ 12.53 | $ 13.54 | $ 12.39 |

The denominators used in calculating diluted earnings per share for common stock for 2022, 2021 and 2020 do not include the following because the effect of including these shares would be anti-dilutive or because the performance targets for these awards had not yet been met:

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| Anti-dilutive shares underlying stock-based awards |  |  |  |
| Stock options | 115,187 | 41,215 | 52,330 |
| Restricted stock awards and units | 1,470 | 1,010 | — |
| Performance condition not met |  |  |  |
| Restricted stock awards and units | 22,353 | 29,704 | 68,159 |

## (3)   Recapitalizations and Financing Arrangements

The 2021 Notes, 2019 Notes, 2018 Notes, 2017 Notes and 2015 Notes (each, as defined below) are collectively referred to as the "Notes." The Company made payments of $51.5 million, $907.0 million and $42.0 million in 2022, 2021 and 2020, respectively on the Notes. The Company borrowed and repaid $120.0 million under its 2021 Variable Funding Notes (as defined below) in 2022 and borrowed and repaid $158.0 million under its 2019 Variable Funding Notes (as defined below) in 2020.

**2021 Recapitalization**

On April 16, 2021, the Company completed a recapitalization transaction (the "2021 Recapitalization") in which certain of the Company's subsidiaries issued notes pursuant to an asset-backed securitization. The notes consist of $850.0 million Series 2021-1 2.662% Fixed Rate Senior Secured Notes, Class A-2-I with an anticipated term of 7.5 years (the "2021 7.5-Year Notes") and $1.0 billion Series 2021-1 3.151% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of 10 years (the "2021 Ten-Year Notes", and, collectively with the 2021 7.5-Year Notes, the "2021 Notes"). Gross proceeds from the issuance of the 2021 Notes were $1.85 billion.

Concurrently, certain of the Company's subsidiaries also issued a new variable funding note facility which allows for advances of up to $200.0 million of Series 2021-1 Variable Funding Senior Secured Notes, Class A-1 Notes and certain other credit instruments, including letters of credit (the "2021 Variable Funding Notes"). In connection with the issuance of the 2021 Variable Funding Notes, the Company's 2019 Variable Funding Notes (as defined below) were canceled.

The proceeds from the 2021 Recapitalization were used to repay the remaining $291.0 million in outstanding principal under the Company's 2017 Floating Rate Notes (as defined below) and $582.0 million in outstanding principal under the Company's 2017 Five-Year Notes (as defined below), prefund a portion of the interest payable on the 2021 Notes, pay transaction fees and expenses and repurchase and retire shares of the Company's common stock (Note 10).

**2019 Recapitalization**

On November 19, 2019, the Company completed a recapitalization transaction (the "2019 Recapitalization") in which certain of the Company's subsidiaries issued notes pursuant to an asset-backed securitization. The notes consist of $675.0 million Series 2019-1 3.668% Fixed Rate Senior Secured Notes, Class A-2 with an anticipated term of 10 years (the "2019 Notes"). The Company also entered into a variable funding note facility, which allowed for the issuance of up to $200.0 million Series 2019-1 Variable Funding Senior Secured Notes, Class A-1 (the "2019 Variable Funding Notes") and certain other credit instruments, including letters of credit. Gross proceeds from the issuance of the 2019 Notes were $675.0 million.

**2018 Recapitalization**

On April 24, 2018, the Company completed a recapitalization transaction (the "2018 Recapitalization") in which certain of the Company's subsidiaries issued notes pursuant to an asset-backed securitization. The notes consist of $425.0 million Series 2018-1 4.116% Fixed Rate Senior Secured Notes, Class A-2-I with an anticipated term of 7.5 years (the "2018 7.5-Year Notes"), and $400.0 million Series 2018-1 4.328% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of 9.25 years (the "2018 9.25-Year Notes" and, collectively with the 2018 7.5-Year Notes, the "2018 Notes"). Gross proceeds from the issuance of the 2018 Notes were $825.0 million.

**2017 Recapitalization**

On July 24, 2017, the Company completed a recapitalization transaction (the "2017 Recapitalization") in which certain of the Company's subsidiaries issued notes pursuant to an asset-backed securitization. The notes consisted of $300.0 million Series 2017-1 Floating Rate Senior Secured Notes, Class A-2-I with an anticipated term of five years (the "2017 Floating Rate Notes"), $600.0 million Series 2017-1 3.082% Fixed Rate Senior Secured Notes, Class A-2-II with an anticipated term of five years (the "2017 Five-Year Notes") and $1.0 billion Series 2017-1 4.118% Fixed Rate Senior Secured Notes, Class A-2-III with an anticipated term of ten years (the "2017 Ten-Year Notes" and, collectively with the 2017 Floating Rate Notes and the 2017 Five-Year Notes, the "2017 Notes"). The interest rate on the 2017 Floating Rate Notes was payable at a rate equal to LIBOR plus 125 basis points. Gross proceeds from the issuance of the 2017 Notes were $1.9 billion.

**2015 Recapitalization**

On October 21, 2015, the Company completed a recapitalization transaction (the "2015 Recapitalization") in which certain of the Company's subsidiaries issued notes pursuant to an asset-backed securitization. The notes consisted of $500.0 million Series 2015-1 3.484% Fixed Rate Senior Secured Notes, Class A-2-I (the "2015 Five-Year Notes") and $800.0 million Series 2015-1 4.474% Fixed Rate Senior Secured Notes, Class A-2-II (the "2015 Ten-Year Notes" and, together with the 2015 Five-Year Notes, the "2015 Notes"). Gross proceeds from the issuance of the 2015 Notes were $1.3 billion.

**2022 Variable Funding Notes**

On September 16, 2022, certain of the Company's subsidiaries issued a new variable funding note facility which allows for advances of up to $120.0 million of Series 2022-1 Variable Funding Senior Secured Notes, Class A-1 Notes (the "2022 Variable Funding Notes"). The facility was undrawn at closing. Interest on the 2022 Variable Funding Notes is payable at a per year rate equal to adjusted Term SOFR plus 150 basis points. The unused portion of the 2022 Variable Funding Notes is subject to a commitment fee of 50 basis points. It is anticipated that any amounts outstanding on the 2022 Variable Funding Notes will be repaid in full on or prior to April 2026, subject to two additional one-year extensions at the option of the Company, subject to certain conditions. Following the anticipated repayment date (and any extensions thereof), additional interest will accrue on the 2022 Variable Funding Notes equal to 5% per annum.

As of January 1, 2023, the Company had no outstanding borrowings and $120.0 million of available borrowing capacity under its 2022 Variable Funding Notes.

**2021 Notes**

The 2021 Notes have remaining scheduled principal payments of $18.5 million in each of 2023 through 2027, $804.8 million in 2028, $10.0 million in each of 2029 and 2030 and $905.0 million in 2031.

The legal final maturity date of the 2021 Notes is April 2051, but it is anticipated that, unless earlier prepaid to the extent permitted under the related debt agreements, the 2021 7.5-Year Notes will be repaid on or prior to the anticipated repayment date occurring in October 2028, and the 2021 Ten-Year Notes will be repaid on or prior to the anticipated repayment date occurring in April 2031. If the Company has not repaid or refinanced the 2021 Notes prior to the applicable anticipated repayment dates, additional interest of at least 5% per annum will accrue, as defined in the related agreements.

The 2021 Variable Funding Notes allow for advances of up to $200.0 million and issuance of certain other credit instruments, including letters of credit. The letters of credit are primarily related to our casualty insurance programs and certain supply chain center leases. Interest on the 2021 Variable Funding Notes is payable at a per year rate equal to LIBOR plus 150 basis points. The 2021 Variable Funding Notes were undrawn at closing of the 2021 Recapitalization. The unused portion of the 2021 Variable Funding Notes is subject to a commitment fee ranging from 50 to 100 basis points depending on utilization. It is anticipated that any amounts outstanding on the 2021 Variable Funding Notes will be repaid in full on or prior to April 2026, subject to two additional one-year extensions at the option of the Company, subject to certain conditions. Following the anticipated repayment date (and any extensions thereof), additional interest will accrue on the 2021 Variable Funding Notes equal to 5% per annum.

As of January 1, 2023, the Company had no outstanding borrowings and $157.8 million of available borrowing capacity under its 2021 Variable Funding Notes, net of letters of credit issued of $42.2 million. As of January 2, 2022, the Company had no outstanding borrowings and $155.8 million of available borrowing capacity under its 2021 Variable Funding Notes, net of letters of credit issued of $44.2 million.

**2019 Notes**

The 2019 Notes have remaining scheduled principal payments of $6.8 million in each of 2023 through 2028 and $615.9 million in 2029.

The legal final maturity date of the 2019 Notes is October 2049, but it is anticipated that, unless earlier prepaid to the extent permitted under the related debt agreements, the 2019 Notes will be repaid on or prior to the anticipated repayment date occurring in October 2029. If the Company has not repaid or refinanced the 2019 Notes prior to the applicable anticipated repayment dates, additional interest of at least 5% per annum will accrue, as defined in the related agreements.

The 2019 Variable Funding Notes allowed for advances of up to $200.0 million and issuance of certain other credit instruments, including letters of credit. The letters of credit are primarily related to our casualty insurance programs and certain supply chain center leases. Interest on the 2019 Variable Funding Notes was payable at a per year rate equal to LIBOR plus 150 basis points. The 2019 Variable Funding Notes were cancelled in connection with the 2021 Recapitalization.

**2018 Notes**

The 2018 Notes have remaining scheduled principal payments of $8.3 million in each of 2023 and 2024, $403.5 million in 2025, $4.0 million in 2026 and $368.0 million in 2027.

The legal final maturity date of the 2018 Notes is July 2048, but it is anticipated that, unless earlier prepaid to the extent permitted under the related debt agreements, the 2018 7.5-Year Notes will be repaid on or prior to the anticipated repayment date occurring in October 2025, and the 2018 9.25-Year Notes will be repaid on or prior to the anticipated repayment date occurring in July 2027. If the Company has not repaid or refinanced the 2018 Notes prior to the applicable anticipated repayment dates, additional interest of at least 5% per annum will accrue, as defined in the related agreements.

**2017 Notes**

The 2017 Five-Year Notes and the 2017 Floating Rate Notes were repaid in connection with the 2021 Recapitalization. The 2017 Ten-Year Notes have remaining scheduled principal payments of $10.0 million in each of 2023 through 2026 and $912.5 million in 2027.

The legal final maturity date of the 2017 Ten-Year Notes is October 2047, but it is anticipated that, unless earlier prepaid to the extent permitted under the related debt agreements, the 2017 Ten-Year Notes will be repaid on or prior to the anticipated repayment date occurring in July 2027. If the Company has not repaid or refinanced the 2017 Ten-Year Notes prior to the applicable anticipated repayment dates, additional interest of at least 5% per annum will accrue, as defined in the related agreements.

**2015 Notes**

The 2015 Five-Year Notes were repaid in connection with the 2018 Recapitalization. The 2015 Ten-Year Notes have original remaining scheduled principal payments of $8.0 million in 2023 and 2024 and $736.0 million in 2025.

The legal final maturity date of the 2015 Ten-Year Notes is in October 2045, but it is anticipated that, unless earlier prepaid to the extent permitted under the related debt agreements, the 2015 Ten-Year Notes will be repaid on or prior to the anticipated repayment date occurring in October 2025. If the Company has not repaid or refinanced the 2015 Ten-Year Notes prior to the applicable anticipated repayment date, additional interest of at least 5% per annum will accrue, as defined in the related agreements.

**Debt Issuance Costs and Transaction-Related Expenses**

During 2022 and in connection with the issuance of the 2022 Variable Funding Notes, the Company capitalized $1.6 million of financing costs, which are recorded in long-term other assets in the Company's consolidated balance sheets and are being amortized into interest expense over the remaining term of the 2022 Variable Funding Notes.

During 2021 and in connection with the 2021 Recapitalization, the Company incurred approximately $2.8 million of net pre-tax expenses, primarily related to $2.0 million in expense related to the write-off of debt issuance costs associated with the repayment of the 2017 Five-Year Notes and 2017 Floating Rate Notes. The Company also incurred approximately $0.3 million of interest expense on the 2017 Five-Year Notes and the 2017 Floating Rate Notes subsequent to the closing of the Company's 2021 Recapitalization, but prior to the repayment of the 2017 Five-Year Notes and the 2017 Floating Rate Notes, resulting in the payment of interest on both the 2017 Five-Year Notes and the 2017 Floating Rate Notes as well as the 2021 Notes for a short period of time. Further, the Company incurred $0.5 million of 2021 Recapitalization-related general and administrative expenses, including legal and professional fees. In connection with the 2021 Recapitalization, the Company recorded $14.9 million of debt issuance costs, which are being amortized into interest expense over the respective terms of the 2021 Notes.

**Guarantees and Covenants of the Notes**

The Notes are guaranteed by certain subsidiaries of DPLLC and secured by a security interest in substantially all of the assets of the Company, including royalty and certain other income from all U.S. and international stores, U.S. supply chain income and intellectual property. The restrictions placed on the Company's subsidiaries require that the Company's principal and interest obligations have first priority and amounts are segregated weekly to ensure appropriate funds are reserved to pay the quarterly principal and interest amounts due. The amount of weekly cash flow that exceeds the required weekly principal and interest reserve is generally remitted to the Company in the form of a dividend. However, once the required obligations are satisfied, there are no further restrictions, including payment of dividends, on the cash flows of the subsidiaries.

The Notes are subject to certain financial and non-financial covenants, including a debt service coverage ratio calculation. The covenant requires a minimum coverage ratio of 1.75x total debt service to securitized net cash flow, as defined in the related agreements. The covenants, among other things, may limit the ability of certain of the Company's subsidiaries to declare dividends, make loans or advances or enter into transactions with affiliates. In the event that certain covenants are not met, the Notes may become partially or fully due and payable on an accelerated schedule. In addition, the Company may voluntarily prepay, in part or in full, the Notes at any time, subject to certain make-whole interest obligations.

While the Notes are outstanding, scheduled payments of principal and interest are required to be made on a quarterly basis. The payment of principal of the Notes may be suspended if the leverage ratio for the Company is less than or equal to 5.0x total debt, as defined, to adjusted EBITDA, as defined in the related agreements. Scheduled principal payments will resume upon failure to satisfy the aforementioned leverage ratio on an ongoing basis and no catch-up provisions are applicable.

As of the fourth quarter of 2020, the Company had a leverage ratio of less than 5.0x, and accordingly, did not make the previously scheduled debt amortization payment in the first quarter of 2021. Subsequent to the closing of the 2021 Recapitalization, the Company had a leverage ratio of greater than 5.0x and, accordingly, the Company resumed making the scheduled amortization payments on its then outstanding notes in the second quarter of 2021.

**Consolidated Long-Term Debt**

At January 1, 2023 and January 2, 2022, consolidated long-term debt consisted of the following:

| | January 1, 2023 | January 2, 2022 |
|---|---:|---:|
| 2015 Ten-Year Notes | $ 752,000 | $ 760,000 |
| 2017 Ten-Year Notes | 952,500 | 962,500 |
| 2018 7.5-Year Notes | 408,000 | 412,250 |
| 2018 9.25-Year Notes | 384,000 | 388,000 |
| 2019 Ten-Year Notes | 656,438 | 663,188 |
| 2021 7.5-Year Notes | 837,250 | 845,750 |
| 2021 Ten-Year Notes | 985,000 | 995,000 |
| Finance lease obligations | 74,199 | 76,338 |
| Debt issuance costs, net of accumulated amortization of $23.6 million in 2022 and $18.0 million in 2021 | (27,154) | (32,800) |
| Total debt | 5,022,233 | 5,070,226 |
| Current portion of long-term debt | (54,813) | (55,588) |
| Long-term debt, less current portion | $ 4,967,420 | $ 5,014,638 |

At January 1, 2023, maturities of long-term debt and finance lease obligations were as follows:

| | |
|---|---:|
| 2023 | $ 54,813 |
| 2024 | 55,527 |
| 2025 | 1,178,812 |
| 2026 | 44,225 |
| 2027 | 1,310,446 |
| Thereafter | 2,405,564 |
| | $ 5,049,387 |

**(4) Fair Value Measurements**

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Fair Value of Cash Equivalents and Investments

The fair values of the Company's cash equivalents and investments in marketable securities are based on quoted prices in active markets for identical assets. The fair value of the Company's Level 3 investment is not readily determinable. The fair value represents its cost with adjustments for observable changes in prices resulting from orderly transactions for the identical or a similar investment of the same issuer or impairments.

The following table summarizes the carrying amounts and fair values of certain assets at January 1, 2023:

| | At January 1, 2023 | | | |
| | | Fair Value Estimated Using | | |
| | Carrying Amount | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Cash equivalents | $ 23,779 | $ 23,779 | $ — | $ — |
| Restricted cash equivalents | 117,212 | 117,212 | — | — |
| Investments in marketable securities | 13,395 | 13,395 | — | — |
| Advertising fund cash equivalents, restricted | 124,496 | 124,496 | — | — |
| Investments | 125,840 | — | — | 125,840 |

The following table summarizes the carrying amounts and fair values of certain assets at January 2, 2022:

| | At January 2, 2022 | | | |
| | | Fair Value Estimated Using | | |
| | Carrying Amount | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Cash equivalents | $ 87,384 | $ 87,384 | $ — | $ — |
| Restricted cash equivalents | 115,185 | 115,185 | — | — |
| Investments in marketable securities | 15,433 | 15,433 | — | — |
| Advertising fund cash equivalents, restricted | 140,115 | 140,115 | — | — |
| Investments | 125,840 | — | — | 125,840 |

During the second quarter of 2020, a subsidiary of the Company acquired a non-controlling interest in DPC Dash Ltd, a privately-held company limited by shares incorporated with limited liability under the laws of the British Virgin Islands ("DPC Dash"), for $40.0 million. Through its subsidiaries, DPC Dash serves as the Company's master franchisee in China that owns and operates Domino's Pizza stores in that market. The Company's investment in DPC Dash's senior ordinary shares, which are not in-substance common stock, represents an equity investment without a readily determinable fair value and is recorded at cost with adjustments for observable changes in prices resulting from orderly transactions for the identical or a similar investment of the same issuer or impairments.

During the first quarter of 2021, the Company invested an additional $40.0 million in DPC Dash based on DPC Dash's achievement of certain pre-established performance conditions and recorded a positive adjustment of $2.5 million to the original carrying amount of $40.0 million resulting from the observable change in price from the valuation of the additional investment, resulting in a net carrying amount of $82.5 million as of the end of the first quarter of 2021. During the fourth quarter of 2021, the Company invested an additional $9.1 million in DPC Dash and recorded a positive adjustment of $34.3 million to the carrying amount of $82.5 million resulting from the observable change in price from the valuation of the additional investment. These amounts were recorded in other income in the Company's consolidated statements of income. The Company did not record any adjustments to the carrying amount of $125.8 million in fiscal 2022.

The following table summarizes the reconciliation of the carrying amount of the Company's investment in DPC Dash from the opening balance at January 3, 2021 to the closing balance at January 2, 2022.

| | Fiscal 2021 | | | |
| | Carrying Amount January 3, 2021 | Purchases | Unrealized Gain | Carrying Amount January 2, 2022 |
|---|---|---|---|---|
| Investments | $ 40,000 | $ 49,082 | $ 36,758 | $ 125,840 |

The following table summarizes the reconciliation of the carrying amount of the Company's investment in DPC Dash from the opening balance at December 29, 2019 to the closing balance at January 3, 2021.

| | Fiscal 2020 | | | |
| | Carrying Amount December 29, 2019 | Purchases | Unrealized Gain | Carrying Amount January 3, 2021 |
|---|---|---|---|---|
| Investments | $ — | $ 40,000 | $ — | $ 40,000 |

Fair Value of Debt

The estimated fair values of the Company's Notes (Note 3) are classified as Level 2 measurements, as the Company estimates the fair value amount by using available market information. The Company obtained quotes from two separate brokerage firms that are knowledgeable about the Company's fixed and floating rate notes and, at times, trade these notes. The Company also performed its own internal analysis based on the information gathered from public markets, including information on notes that are similar to those of the Company. However, considerable judgment is required to interpret market data to estimate fair value. Accordingly, the fair value estimates presented are not necessarily indicative of the amount that the Company or the debtholders could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values stated below.

Management estimated the approximate fair values of the Notes as follows:

| | January 1, 2023 | | January 2, 2022 | |
| | Principal Amount | Fair Value | Principal Amount | Fair Value |
|---|---|---|---|---|
| 2015 Ten-Year Notes | $ 752,000 | $ 717,408 | $ 760,000 | $ 777,480 |
| 2017 Ten-Year Notes | 952,500 | 875,348 | 962,500 | 1,000,038 |
| 2018 7.5-Year Notes | 408,000 | 385,968 | 412,250 | 420,907 |
| 2018 9.25-Year Notes | 384,000 | 355,584 | 388,000 | 407,788 |
| 2019 Ten-Year Notes | 656,438 | 564,536 | 663,188 | 693,031 |
| 2021 7.5-Year Notes | 837,250 | 695,755 | 845,750 | 849,133 |
| 2021 Ten-Year Notes | 985,000 | 792,925 | 995,000 | 1,017,885 |

The Company did not have any outstanding borrowings under its variable funding notes at January 1, 2023 or January 2, 2022.

**(5)  Leases**

The Company leases certain retail store and supply chain center locations, vehicles, equipment and its corporate headquarters with expiration dates through 2041.

The components of operating and finance lease cost for 2022, 2021 and 2020 were as follows:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Operating lease cost | $ 47,039 | $ 44,913 | $ 44,679 |
| | | | |
| Finance lease cost: | | | |
| Amortization of right-of-use assets | 5,235 | 4,373 | 2,186 |
| Interest on lease liabilities | 4,369 | 4,233 | 3,340 |
| Total finance lease cost | $ 9,604 | $ 8,606 | $ 5,526 |

Rent expense totaled $79.6 million, $78.6 million and $73.7 million in 2022, 2021 and 2020, respectively. Rent expense includes operating lease cost, as well as expense for non-lease components including common area maintenance, real estate taxes and insurance for the Company's real estate leases. Rent expense also includes the variable rate per mile driven and fixed maintenance charges for the Company's supply chain center tractors and trailers and expense for short-term rentals. Rent expense for certain short-term supply chain center tractor and trailer rentals was $7.0 million, $8.0 million and $4.2 million in 2022, 2021 and 2020, respectively. Variable rent expense and rent expense for other short-term leases were immaterial for 2022, 2021 and 2020.

Supplemental balance sheet information related to the Company's finance leases as of January 1, 2023 and January 2, 2022 was as follows:

| | | January 1, 2023 | | January 2, 2022 |
|---|---|---|---|---|
| Land and buildings | $ | 83,902 | $ | 86,965 |
| Equipment | | 1,606 | | — |
| Finance lease assets | | 85,508 | | 86,965 |
| Accumulated depreciation and amortization | | (19,405) | | (14,423) |
| Finance lease assets, net | $ | 66,103 | $ | 72,542 |
| | | | | |
| Current portion of long-term debt | $ | 3,313 | $ | 4,088 |
| Long-term debt, less current portion | | 70,886 | | 72,250 |
| Total principal payable on finance leases | $ | 74,199 | $ | 76,338 |

As of January 1, 2023 and January 2, 2022, the weighted average remaining lease term and weighted average discount rate for the Company's operating and finance leases were as follows:

| | 2022 | | 2021 | |
|---|---|---|---|---|
| | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
| Weighted average remaining lease term | 7 years | 14 years | 7 years | 15 years |
| Weighted average discount rate | 3.9% | 6.0% | 3.5% | 5.8% |

Supplemental cash flow information related to leases for 2022, 2021 and 2020 was as follows:

| | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | | | | | |
| Operating cash flows from operating leases | $ | 45,082 | $ | 44,176 | $ | 43,679 |
| Operating cash flows from finance leases | | 4,369 | | 4,233 | | 3,340 |
| Financing cash flows from finance leases | | 4,176 | | 3,212 | | 2,058 |
| Right-of-use assets obtained in exchange for new lease obligations: | | | | | | |
| Operating leases | | 64,660 | | 29,549 | | 37,375 |
| Finance leases | | 478 | | 18,991 | | 42,894 |

Maturities of lease liabilities as of January 1, 2023 were as follows:

| | | Operating Leases | | Finance Leases |
|---|---|---|---|---|
| 2023 | $ | 44,066 | $ | 7,471 |
| 2024 | | 42,298 | | 8,007 |
| 2025 | | 37,360 | | 7,823 |
| 2026 | | 35,556 | | 8,489 |
| 2027 | | 29,074 | | 7,930 |
| Thereafter | | 81,025 | | 68,701 |
| Total future minimum rental commitments | | 269,379 | | 108,421 |
| Less, amounts representing interest | | (39,258) | | (34,222) |
| Total lease liabilities | $ | 230,121 | $ | 74,199 |

As of January 1, 2023, the Company had additional leases for one storage warehouse facility and certain supply chain and U.S. Company-owned store vehicles that had not yet commenced with estimated future minimum rental commitments of $48.6 million. These leases are expected to commence in 2023 with lease terms of up to 11 years. These undiscounted amounts are not included in the table above.

The Company has guaranteed lease payments related to certain franchisees' lease arrangements. The maximum amount of potential future payments under these guarantees was $24.5 million and $9.1 million as of January 1, 2023 and January 2, 2022, respectively. The Company does not believe these arrangements have or are likely to have a material effect on its results of operations, financial condition, revenues or expenses, capital expenditures or liquidity.

**(6) Commitments and Contingencies**

The Company is a party to lawsuits, revenue agent reviews by taxing authorities and legal proceedings, of which the majority involve workers' compensation, employment practices liability, general liability and automobile and franchisee claims arising in the ordinary course of business. The Company records legal fees associated with loss contingencies when they are probable and reasonably estimable. Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. These matters could be decided unfavorably and could require the Company to pay damages or make other expenditures in amounts or a range of amounts that cannot be estimated with accuracy. In management's opinion, these matters, individually and in the aggregate, should not have a significant adverse effect on the financial condition of the Company, and the established accruals adequately provide for the estimated resolution of such claims.

**(7) Income Taxes**

Income before provision for income taxes in 2022, 2021 and 2020 consisted of the following:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| U.S. | $ 560,115 | $ 611,267 | $ 541,646 |
| Foreign | 12,718 | 14,438 | 13,484 |
| Income before provision for income taxes | $ 572,833 | $ 625,705 | $ 555,130 |

The differences between the U.S. Federal statutory income tax provision (using the statutory rate of 21%) and the Company's consolidated provision for income taxes for 2022, 2021 and 2020 are summarized as follows:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Federal income tax provision based on the statutory rate | $ 120,295 | $ 131,398 | $ 116,577 |
| State and local income taxes, net of related Federal income taxes | 15,978 | 15,108 | 16,660 |
| Non-resident withholding and foreign income taxes | 23,276 | 21,833 | 18,741 |
| Foreign tax and other tax credits | (19,849) | (23,509) | (19,506) |
| Foreign derived intangible income | (15,068) | (16,800) | (12,390) |
| Excess tax benefits from equity-based compensation | (2,169) | (18,911) | (60,364) |
| Non-deductible expenses, net | 3,322 | 4,501 | 4,359 |
| Unrecognized tax (benefit) provision, net of related Federal income taxes | (3,788) | 4,372 | 516 |
| Other | (1,427) | (2,754) | (759) |
| Provision for income taxes | $ 120,570 | $ 115,238 | $ 63,834 |

Excess tax benefits from equity-based compensation activity resulted in a decrease in the Company's provision for income taxes of $2.2 million in 2022, $18.9 million in 2021 and $60.4 million in 2020, primarily due to the recognition of excess tax benefits for options exercised and the vesting of equity awards.

The components of the 2022, 2021 and 2020 consolidated provision for income taxes were as follows:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Provision for Federal income taxes** | | | |
| Current provision | $ 76,552 | $ 74,910 | $ 19,894 |
| Deferred provision (benefit) | 4,125 | (2,051) | 14,301 |
| Total provision for Federal income taxes | 80,677 | 72,859 | 34,195 |
| **Provision for state and local income taxes** | | | |
| Current provision | 20,489 | 16,507 | 10,775 |
| Deferred provision (benefit) | 577 | (461) | 123 |
| Total provision for state and local income taxes | 21,066 | 16,046 | 10,898 |
| **Provision for non-resident withholding and foreign income taxes** | | | |
| Current provision | 23,276 | 21,833 | 18,741 |
| Deferred (benefit) provision | (4,449) | 4,500 | — |
| Total provision for non-resident withholding and foreign income taxes | 18,827 | 26,333 | 18,741 |
| Provision for income taxes | $ 120,570 | $ 115,238 | $ 63,834 |

As of January 1, 2023 and January 2, 2022, the significant components of net deferred income taxes were as follows:

| | January 1, 2023 | January 2, 2022 |
|---|---|---|
| Deferred income tax assets | | |
| Operating lease liabilities | $ 56,750 | $ 54,478 |
| Accruals and reserves | 11,330 | 15,207 |
| Insurance reserves | 13,039 | 12,867 |
| Non-cash equity-based compensation expense | 8,849 | 7,861 |
| Foreign tax credit | 13,464 | 10,206 |
| Other | 12,150 | 8,158 |
| Deferred income tax assets before valuation allowance | 115,582 | 108,777 |
| Less, valuation allowance | (15,001) | (11,364) |
| Deferred income tax assets, net | 100,581 | 97,413 |
| Deferred income tax liabilities | | |
| Operating lease right-of-use assets | 54,057 | 51,793 |
| Capitalized software | 27,443 | 19,828 |
| Depreciation, amortization and asset basis differences | 15,851 | 18,570 |
| Unrealized gain on investments | 9,065 | 9,035 |
| Deferred income tax liabilities | 106,416 | 99,226 |
| Net deferred income taxes | $ (5,835) | $ (1,813) |

Realization of the Company's deferred tax assets is dependent upon many factors, including, but not limited to, the Company's ability to generate sufficient taxable income. Although realization of the Company's deferred tax assets is not assured, on an ongoing basis, management assesses whether it remains more likely than not the deferred tax assets will be realized.

As of January 1, 2023 and January 2, 2022, the Company had total foreign tax credits of $13.5 million and $10.2 million, respectively, which were fully offset with a corresponding valuation allowance. As of January 1, 2023 and January 2, 2022, the Company also had valuation allowances related to interest deductibility in separately filed states of $1.5 million and $1.2 million, respectively. Management believes the remaining deferred tax assets will be realized.

For financial reporting purposes, the Company's investment in foreign subsidiaries does not exceed its tax basis. Therefore, no deferred income taxes have been provided. In 2021, the Company recorded an unrealized gain on its non-controlling interest in DPC Dash (Note 4) and accordingly, has also recorded a deferred tax liability representing the book basis over tax basis related to this unrealized gain.

The Company recognizes the financial statement benefit of a tax position if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and recognizes penalties in income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of January 1, 2023, January 2, 2022 and January 3, 2021 is as follows:

| | January 1, 2023 | January 2, 2022 | January 3, 2021 |
|---|---|---|---|
| Unrecognized tax benefits at beginning of period | $ 7,690 | $ 3,318 | $ 2,802 |
| Additions for tax positions of current year | 887 | 2,611 | 494 |
| Additions for tax positions of prior years | 958 | 2624 | 506 |
| Reductions for changes in prior year tax positions | (4,521) | (379) | (178) |
| Reductions for lapses of applicable statute of limitations | (1,112) | (484) | (306) |
| Unrecognized tax benefits at end of period | $ 3,902 | $ 7,690 | $ 3,318 |

As of January 1, 2023, the amount of unrecognized tax benefits was $3.9 million of which, if ultimately recognized, $3.6 million would be recognized as an income tax benefit and reduce the Company's effective tax rate. As of January 1, 2023, the Company had $0.3 million of accrued interest and no accrued penalties.

As of January 2, 2022, the amount of unrecognized tax benefits was $7.7 million of which, if ultimately recognized, $6.7 million would be recognized as an income tax benefit and reduce the Company's effective tax rate. As of January 2, 2022, the Company had $0.3 million of accrued interest and no accrued penalties.

There are currently no Internal Revenue Service audits in progress for the Company. The Company continues to be under examination by certain states. The Company's Federal statute of limitation has expired for years prior to 2019, but it varies for state and foreign locations. The Company believes appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

## (8)  Employee Benefits

The Company has a retirement savings plan which qualifies under Internal Revenue Code Section 401(k). All employees of the Company who have completed 1,000 hours of service and are at least 18 years of age are eligible to participate in the plan. The plan requires the Company to match 100% of the first 5% of each employee's elective deferrals. The Company's matching contributions are made in the form of cash and vested immediately. The expenses incurred for Company contributions to the plan were $12.4 million, $12.9 million and $12.0 million in 2022, 2021 and 2020, respectively.

The Company has established a non-qualified deferred compensation plan available for certain key employees. Under this self-funding plan, the participants may defer up to 40% of their base salary and up to 80% of their bonus compensation. The participants direct the investment of their deferred compensation within several investment funds. The Company is not required to contribute and did not contribute to this plan during 2022, 2021 and 2020.

The Company has an employee stock payroll deduction plan (the "ESPDP"). Under the ESPDP, eligible employees may deduct up to 15% of their eligible wages to purchase common stock at 85% of the market price of the stock at the purchase date. The ESPDP requires employees to hold their purchased common stock for at least one year. The Company purchases common stock on the open market for the ESPDP at the current market price. There were 17,378 shares, 16,382 shares and 16,017 shares of common stock in 2022, 2021 and 2020, respectively, purchased on the open market for participating employees at a weighted-average price of $391.23 in 2022, $424.90 in 2021 and $357.54 in 2020. The expenses incurred under the ESPDP were $1.0 million in each of 2022, 2021 and 2020, respectively.

## (9)  Equity Incentive Plans

The Company's current equity incentive plan, named the Domino's Pizza, Inc. 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan"), benefits certain of the Company's employees and members of the Company's Board of Directors. As of January 1, 2023, the maximum number of shares that may be granted under the 2004 Equity Incentive Plan is 15,600,000 shares of voting common stock of which 2,406,835 shares were authorized for grant but have not been granted.

The cost of all employee stock options, as well as other equity-based compensation arrangements, is reflected in the consolidated statements of income based on the estimated fair value of the awards and is amortized over the requisite service period of each award. All non-cash compensation expense amounts are recorded in general and administrative expense. The Company accounts for forfeitures as they occur.

The Company recorded total non-cash compensation expense of $28.7 million, $28.7 million and $24.2 million in 2022, 2021 and 2020, respectively. The Company recorded a deferred tax benefit related to non-cash compensation expense of $4.9 million, $4.3 million and $3.6 million in 2022, 2021 and 2020, respectively.

**Stock Options**

As of January 1, 2023, the number of stock options granted and outstanding under the 2004 Equity Incentive Plan was 672,142 options. Stock options granted in fiscal 2013 through fiscal 2020 were granted with an exercise price equal to the market price at the date of the grant, expire ten years from the date of grant and generally vest over four years from the date of grant, generally subject to the holder's continued employment. Stock options granted in fiscal 2021 and 2022 were granted with an exercise price equal to the market price at the date of the grant, expire ten years from the date of grant and generally vest over three years from the date of grant, generally subject to the holder's continued employment. Additionally, all stock options granted become fully exercisable upon vesting. These awards also contain provisions for accelerated vesting upon the retirement of holders that have achieved specific service and age requirements.

Stock option activity related to the 2004 Equity Incentive Plan is summarized as follows:

| | Common Stock Options | | | | |
| | Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Life (Years) | Aggregate Intrinsic Value (In thousands) | |
|---|---|---|---|---|---|
| Stock options at December 29, 2019 | 1,546,411 | $ 94.21 | | | |
| Stock options granted | 52,730 | 413.80 | | | |
| Stock options forfeited | (9,792) | 268.94 | | | |
| Stock options exercised | (756,683) | 40.93 | | | |
| Stock options at January 3, 2021 | 832,666 | $ 160.82 | | | |
| Stock options granted | 42,742 | 367.79 | | | |
| Stock options forfeited | (11,990) | 333.61 | | | |
| Stock options exercised | (199,301) | 98.76 | | | |
| Stock options at January 2, 2022 | 664,117 | $ 189.64 | | | |
| Stock options granted | 49,716 | 393.44 | | | |
| Stock options forfeited or expired | (8,712) | 375.23 | | | |
| Stock options exercised | (32,979) | 100.44 | | | |
| Stock options at January 1, 2023 | 672,142 | $ 206.69 | 4.6 | $ 99,869 | |
| Exercisable at January 1, 2023 | 584,860 | $ 181.20 | 4.0 | $ 99,098 | |

The total intrinsic value of stock options exercised was $8.8 million, $77.4 million and $249.7 million in 2022, 2021 and 2020, respectively. Cash received from the exercise of stock options was $3.3 million, $19.7 million and $31.0 million in 2022, 2021 and 2020, respectively. The tax benefit realized from stock options exercised was $1.9 million, $17.6 million and $59.1 million in 2022, 2021 and 2020, respectively.

The Company recorded total non-cash equity-based compensation expense of $4.2 million, $5.7 million and $6.3 million in 2022, 2021 and 2020, respectively, related to stock option awards. As of January 1, 2023, there was $5.8 million of total unrecognized compensation cost related to unvested stock options granted under the 2004 Equity Incentive Plan which generally will be recognized on a straight-line basis over the related vesting period. This unrecognized compensation cost is expected to be recognized over a weighted average period of 1.9 years.

Management estimated the fair value of each option grant made during 2022, 2021 and 2020 as of the date of the grant using the Black-Scholes option pricing method. The risk-free interest rate is based on the estimated expected life and is estimated based on U.S. Treasury Bond rates as of the grant date. The expected life is based on several factors, including, among other things, the vesting term and contractual term as well as historical experience. The expected volatility is based principally on the historical volatility of the Company's share price. Option valuation models require the input of highly subjective assumptions and changes in assumptions can significantly affect the estimated fair value of the Company's stock options.

The weighted average assumptions used in estimating the fair value of each stock option granted in 2022, 2021 and 2020 using the Black-Scholes option pricing method are presented in the following table:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Risk-free interest rate | 2.0% | 1.0% | 0.3% |
| Expected life | 5.25 years | 5.25 years | 5.5 years |
| Expected volatility | 31.0% | 30.0% | 30.0% |
| Expected dividend yield | 1.1% | 1.0% | 0.8% |
| Weighted average fair value per stock option | $ 109.05 | $ 93.46 | $ 105.76 |

**Other Equity-Based Compensation Arrangements**

The Company granted 3,792 shares, 3,292 shares and 3,630 shares of restricted stock in 2022, 2021 and 2020, respectively, to members of its Board of Directors. Restricted stock awards granted to members of the Company's Board of Directors were granted with a fair value equal to the market price of the Company's common stock on the grant date and generally vest one year from the date of grant, generally subject to the director's continued service. These awards also contain provisions for accelerated vesting upon the retirement eligibility of holders that have achieved specified service and age requirements. The Company recorded total non-cash equity-based compensation expense of $1.4 million, $1.4 million and $1.2 million in 2022, 2021 and 2020, respectively, related to these restricted stock awards. As of January 1, 2023, there was $0.2 million of total unrecognized compensation cost related to these restricted stock grants.

The Company granted 81,739 and 49,963 restricted stock units in 2022 and 2021, respectively, to certain employees of the Company. These restricted stock units were granted with a fair value equal to the market price of the Company's common stock on the grant date. These restricted stock units are generally separated into three tranches and have time-based vesting conditions with the last tranche of the award vesting three years from the grant date, generally subject to the holder's continued employment. These awards generally also contain provisions for accelerated vesting upon the retirement eligibility of holders that have achieved specified service and age requirements. The Company recorded total non-cash equity-based compensation expense of $11.1 million and $5.4 million in 2022 and 2021, respectively, related to these restricted stock units. As of January 1, 2023, there was $22.5 million of total unrecognized compensation cost related to these restricted stock units.

The Company granted 8,921 and 6,546 performance-based restricted stock units in 2022 and 2021, respectively, to certain employees of the Company. These restricted stock units were granted with a fair value equal to the market price of the Company's common stock on the grant date, adjusted for the estimated fair value of the market condition included in the award. These performance-based restricted stock units may vest three years from the date of grant, generally subject to the holder's continued employment, and have time and performance-based vesting conditions which provide for potential payouts of the target award amount between zero percent and two hundred percent, based on the Company's three-year cumulative achievement as compared to the specified target performance conditions. The performance-based restricted stock units also include provisions for a potential modifier (upward or downward) based on the Company's cumulative three-year common stock total shareholder return performance relative to that of a pre-established peer group. These awards also contain provisions for accelerated vesting of the time-based vesting condition upon the retirement eligibility of holders that have achieved specified service and age requirements. Management estimated the fair value of each performance-based restricted stock unit using a Monte-Carlo simulation pricing method. The risk-free interest rate is based on the estimated expected life and is estimated based on U.S. Treasury Bond rates as of the grant date. The Monte-Carlo simulation also includes assumptions for expected volatility based principally on the historical volatility of the Company's share price, as well as the correlation of the Company's share price as compared to that of the pre-established peer group. The Company recorded total non-cash equity-based compensation expense of $3.4 million and $1.4 million in 2022 and 2021, respectively, related to these performance-based restricted stock units. As of January 1, 2023, there was $5.5 million of total estimated unrecognized compensation cost based on current attainment projections related to these performance-based restricted stock units.

The weighted average assumptions used in estimating the fair value of each performance-based restricted stock unit granted in 2022 and 2021 using the Monte-Carlo simulation pricing method are presented in the following table:

|  | 2022 | 2021 |
|---|---|---|
| Risk-free interest rate | 1.9% | 0.3% |
| Expected life | 2.81 years | 2.75 years |
| Expected volatility | 33.2% | 33.9% |
| Weighted average fair value per performance-based restricted stock unit | $ 396.87 | $ 375.85 |

The Company granted 39,150 shares of performance-based restricted stock in 2020 to certain employees of the Company. These performance-based restricted stock awards are separated into four tranches and have time-based and performance-based vesting conditions with the last tranche vesting four years from the issuance date, generally subject to the holder's continued employment. These awards also contain provisions for accelerated vesting upon the retirement of holders that have achieved specific service and age requirements. These awards are considered granted for accounting purposes when the performance target is established, which is generally in the fourth quarter of each year. The Company recorded total non-cash equity-based compensation expense of $8.0 million, $12.7 million and $14.6 million in 2022, 2021 and 2020, respectively, related to these awards. As of January 1, 2023, there was an estimated $4.2 million of total unrecognized compensation cost related to performance-based restricted stock.

In 2018, the Company granted 28,570 shares of restricted stock to two executives of the Company. These awards had a fair value equal to the market price of the Company's common stock on the grant date and vested in 2022, four years from the date of the grant. The Company recorded total non-cash equity-based compensation expense of $0.6 million in 2022, and $2.1 million in each of 2021 and 2020 related to these restricted stock awards.

Activity related to restricted stock awards and units and performance-based restricted stock awards and units awarded under the 2004 Equity Incentive Plan is summarized as follows in the table below. The unrecognized compensation cost related to restricted stock awards and units and performance-based restricted stock awards and units is expected to be recognized over a weighted average period of 2.1 years.

| | Shares | | Weighted Average Grant Date Fair Value (1) |
|---|---|---|---|
| Nonvested at December 29, 2019 | 171,070 | $ | 251.29 |
| Shares granted | 42,780 | | 398.08 |
| Shares forfeited | (8,345) | | 273.70 |
| Shares vested | (58,743) | | 221.58 |
| Nonvested at January 3, 2021 | 146,762 | $ | 304.69 |
| Shares granted | 59,801 | | 382.79 |
| Shares forfeited | (12,924) | | 340.94 |
| Shares vested | (48,378) | | 287.41 |
| Nonvested at January 2, 2022 | 145,261 | $ | 339.37 |
| Shares granted | 94,452 | | 389.49 |
| Shares forfeited | (18,563) | | 375.36 |
| Shares vested | (75,506) | | 312.90 |
| Nonvested at January 1, 2023 | 145,644 | $ | 381.00 |

(1) The weighted average grant date fair value for performance-based restricted stock awards granted in 2020 was calculated based on the market price on the grant dates.

## (10) Capital Structure

On October 4, 2019, the Company's Board of Directors authorized a share repurchase program to repurchase up to $1.0 billion of the Company's common stock. On February 24, 2021, the Company's Board of Directors authorized a new share repurchase program to repurchase up to $1.0 billion of the Company's common stock, which was fully utilized in connection with the ASR Agreement, described below. On July 20, 2021, the Company's Board of Directors authorized a new share repurchase program to repurchase up to $1.0 billion of the Company's common stock, which replaced the previously approved and fully utilized $1.0 billion share repurchase program. As of January 1, 2023, the Company had $410.4 million remaining under its $1.0 billion authorization for repurchases of shares of the Company's common stock. The Company's share repurchase programs have historically been funded by excess operating cash flows, excess proceeds from the Company's recapitalization transactions and borrowings under the Company's variable funding notes. The Company's policy is to recognize the difference between the purchase price and par value of the common stock in additional paid-in capital. In instances where there is no additional paid-in capital, the difference is recognized in retained deficit.

During 2022, 2021 and 2020, the Company repurchased 739,847 shares, 2,912,558 shares and 838,871 shares of the Company's common stock for $293.7 million, $1.32 billion and $304.6 million, respectively.

On April 30, 2021, the Company entered into a $1.0 billion accelerated share repurchase agreement (the "ASR Agreement") with a counterparty. Pursuant to the terms of the ASR Agreement, on May 3, 2021, the Company used a portion of the proceeds from the 2021 Recapitalization to pay the counterparty $1.0 billion in cash and received and retired 2,012,596 shares of its common stock. Final settlement of the ASR Agreement occurred on July 21, 2021. In connection with the ASR Agreement, the Company received and retired a total of 2,250,786 shares of its common stock at an average price of $444.29.

As of January 1, 2023, authorized common stock consists of 160,000,000 voting shares and 10,000,000 non-voting shares. The share components of outstanding common stock at January 1, 2023 and January 2, 2022 were as follows:

|  | January 1, 2023 | January 2, 2022 |
|---|---|---|
| Voting | 35,416,526 | 36,135,081 |
| Non-Voting | 3,192 | 3,192 |
| Total Common Stock | 35,419,718 | 36,138,273 |

## (11) Segment Information

The Company has three reportable segments: (i) U.S. stores; (ii) supply chain; and (iii) international franchise.

The Company's operations are organized by management on the combined basis of line of business and geography. The U.S. stores segment includes operations with respect to all franchised and Company-owned stores throughout the U.S. The supply chain segment primarily includes the distribution of food, equipment and supplies to stores from the Company's supply chain center operations in the U.S. and Canada. Over 90% of the Company's supply chain revenues are attributable to the U.S. The international franchise segment primarily includes operations related to the Company's franchising business in foreign markets. The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income.

The tables below summarize the financial information concerning the Company's reportable segments for fiscal 2022, 2021 and 2020. Intersegment revenues are comprised of sales of food, equipment and supplies from the supply chain segment to the Company-owned stores in the U.S. stores segment. Intersegment sales prices are market based. The "Other" column as it relates to Segment Income below primarily includes corporate administrative costs that are not allocable to a reportable segment, including labor, computer expenses, professional fees, travel and entertainment, rent, insurance and other corporate administrative costs. The "Other" column as it relates to capital expenditures primarily includes capitalized software, certain equipment and leasehold improvements for the Company's corporate offices.

|  | U.S. Stores | Supply Chain | International Franchise | Intersegment Revenues | Other | Total |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| 2022 | $ 1,487,409 | $ 2,898,069 | $ 295,007 | $ (143,327) | $ — | $ 4,537,158 |
| 2021 | 1,498,360 | 2,699,863 | 298,036 | (138,886) | — | 4,357,373 |
| 2020 | 1,451,003 | 2,552,795 | 249,757 | (136,144) | — | 4,117,411 |
| **Segment Income** | | | | | | |
| 2022 | $ 438,604 | $ 208,799 | $ 236,144 | N/A | $ (26,022) | $ 857,525 |
| 2021 | 454,875 | 229,877 | 241,873 | N/A | (42,926) | 883,699 |
| 2020 | 435,089 | 238,420 | 197,602 | N/A | (53,265) | 817,846 |
| **Capital Expenditures** | | | | | | |
| 2022 | $ 9,830 | $ 34,625 | $ — | N/A | $ 44,384 | $ 88,839 |
| 2021 | 13,680 | 37,063 | — | N/A | 44,894 | 95,637 |
| 2020 | 15,319 | 36,229 | — | N/A | 35,371 | 86,919 |

The following table reconciles total Segment Income to income before provision for income taxes:

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
| Total Segment Income | $ 857,525 | $ 883,699 | $ 817,846 |
| Depreciation and amortization | (80,251) | (72,923) | (65,038) |
| Refranchising gain | 21,173 | — | — |
| Loss on sale/disposal of assets | (1,813) | (1,189) | (2,922) |
| Non-cash equity-based compensation expense | (28,709) | (28,670) | (24,244) |
| Recapitalization-related expenses | — | (509) | — |
| Income from operations | 767,925 | 780,408 | 725,642 |
| Other income | — | 36,758 | — |
| Interest income | 3,162 | 345 | 1,654 |
| Interest expense | (198,254) | (191,806) | (172,166) |
| Income before provision for income taxes | $ 572,833 | $ 625,705 | $ 555,130 |

The following table summarizes the Company's identifiable asset information by reportable segment as of January 1, 2023 and January 2, 2022:

|  | January 1, 2023 | January 2, 2022 |
|---|---|---|
| U.S. stores | $ 288,149 | $ 340,984 |
| Supply chain | 614,168 | 558,251 |
| International franchise | 36,874 | 41,279 |
| Unallocated | 663,030 | 731,302 |
| Total assets | $ 1,602,221 | $ 1,671,816 |

Unallocated assets primarily include cash and cash equivalents, restricted cash and cash equivalents, certain accounts receivable and prepaid expenses, investments in equity securities without readily determinable fair values and marketable securities, certain long-lived assets including certain property, plant and equipment, capitalized software and the operating lease right-of-use asset for the Company's corporate headquarters and deferred income taxes. Over 95% of the Company's long-lived assets including property, plant and equipment, capitalized software and operating lease right-of-use assets are located in the U.S.

The following table summarizes the Company's goodwill balance by reportable segment as of January 1, 2023 and January 2, 2022:

|  | January 1, 2023 | January 2, 2022 |
|---|---|---|
| U.S. stores | $ 10,696 | $ 13,967 |
| Supply chain | 1,067 | 1,067 |
| Consolidated goodwill | $ 11,763 | $ 15,034 |

## (12) Company-owned Store Transactions

During 2022, the Company purchased 23 U.S. franchised stores in Michigan from certain of the Company's existing U.S. franchisees for $6.8 million, which included $4.0 million of intangibles, $1.7 million of equipment and leasehold improvements and $1.1 million of goodwill.

Also during 2022, the Company refranchised 114 U.S. Company-owned stores in Arizona and Utah for proceeds of $41.1 million. In connection with the refranchising of the stores, the Company recorded a $21.2 million pre-tax gain on the sale of the related assets and liabilities, including a $4.3 million reduction in goodwill. The net gain on the sale of these stores was recorded in refranchising gain in the Company's consolidated statements of income.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

(a)  Evaluation of Disclosure Controls and Procedures.

The Company carried out an evaluation as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all information required in the reports it files or submits under the Exchange Act was accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission.

(b)  Changes in Internal Control over Financial Reporting.

There have been no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c)  Management's Annual Report on Internal Control over Financial Reporting.

The management of Domino's Pizza, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as of January 1, 2023 based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that its internal control over financial reporting was effective as of January 1, 2023. The effectiveness of the Company's internal control over financial reporting as of January 1, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

**Item 9B. Other Information.**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**Part III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

The following table sets forth information about our executive officers.

| Name | Age | Position |
|------|-----|----------|
| Russell J. Weiner | 54 | Chief Executive Officer and Director |
| Joseph H. Jordan | 49 | President, U.S. and Global Services |
| Sandeep Reddy | 52 | Executive Vice President, Chief Financial Officer |
| Arthur P. D'Elia | 45 | Executive Vice President, International |
| Kelly E. Garcia | 47 | Executive Vice President, Chief Technology Officer |
| Frank R. Garrido | 52 | Executive Vice President, U.S. Operations and Support |
| Cynthia A. Headen | 54 | Executive Vice President, Supply Chain Services |
| Kevin S. Morris | 62 | Executive Vice President, General Counsel and Corporate Secretary |
| Lisa V. Price | 50 | Executive Vice President, Chief Human Resources Officer |

***Russell J. Weiner*** has served as Domino's Chief Executive Officer since May 2022. Prior to becoming CEO, Mr. Weiner served as Chief Operating Officer and President, Domino's U.S. from July 2020 to April 2022, Chief Operating Officer and President of the Americas from July 2018 to July 2020, President, Domino's USA from October 2014 to July 2018 and joined Domino's as Executive Vice President and Chief Marketing Officer in September 2008. Prior to joining Domino's, Mr. Weiner held various marketing positions at PepsiCo, Inc. from 1998 to 2008, most recently serving as Vice President of Marketing, Colas for Pepsi-Cola North America. Mr. Weiner has served on Domino's Board of Directors since May 2022 when he was elected in conjunction with his appointment as Chief Executive Officer. Mr. Weiner also serves on the Board of Directors of The Clorox Company.

***Joseph H. Jordan*** has served as Domino's President, U.S. and Global Services since May 2022. Mr. Jordan previously served as Executive Vice President of International from April 2018 to April 2022, Senior Vice President and Chief Marketing Officer from May 2015 to April 2018, and joined Domino's as Vice President of Innovation in September 2011. Prior to joining Domino's, Mr. Jordan served most recently as Senior Director of Marketing at Pepsi-Cola North America where he worked for six years, held marketing roles at Philips Electronics and Unilever and was a consultant for Accenture. Mr. Jordan also serves on the Board of Directors of DPC Dash Ltd.

***Sandeep Reddy*** has served as Domino's Executive Vice President, Chief Financial Officer since April 2022. Prior to joining Domino's, Mr. Reddy served as Executive Vice President and Chief Financial Officer of Six Flags Entertainment from July 2020 to March 2022, and as Chief Financial Officer of Guess?, Inc. from July 2013 to December 2019, after joining Guess?, Inc. in 2010 as the Vice President and European CFO. From 1997 to 2010, Mr. Reddy held a variety of positions with increasing responsibility for Mattel Inc.

***Arthur P. D'Elia*** has served as Domino's Executive Vice President, International since May 2022. Mr. D'Elia served as Executive Vice President, Chief Marketing Officer from July 2020 to April 2022 and as Senior Vice President, Chief Marketing Officer from February 2020 to July 2020. Mr. D'Elia joined Domino's in January 2018 as Senior Vice President, Chief Brand and Innovation Officer. Prior to Domino's, Mr. D'Elia served as Chief Marketing Officer for Danone Dairy's UBN business unit from July 2017 to January 2018 after joining Danone U.S. in April 2010, and worked at PepsiCo in corporate strategy, development and marketing for the North American beverage business from June 2003 to March 2010.

***Kelly E. Garcia*** has served as Domino's Executive Vice President, Chief Technology Officer since October 2020. Prior to his current role, Mr. Garcia served as Senior Vice President, Chief Technology Officer from April 2019 to October 2020. Mr. Garcia joined Domino's in July 2012 as Vice President, eCommerce Development. Prior to Domino's, Mr. Garcia was with R.L. Polk & Co. from 2004 to 2012, most recently as Vice President of Business Intelligence and North American Operations. Mr. Garcia also serves on the Board of Directors of Ulta Beauty, Inc.

***Frank R. Garrido*** has served as Domino's Executive Vice President, U.S. Operations and Support since March 2021. Prior to this role, Mr. Garrido served as Senior Vice President, Team USA from June 2020 to March 2021 after joining Domino's in March 2017 as Vice President, Franchise Operations for the East region. Prior to joining Domino's, Mr. Garrido was Vice President of Operations of Focus Brands from March 2015 to March 2017. From July 2013 to March 2015, he served as Executive Vice President of Operations, Training and Concept Development for Edible Arrangements International.

*Cynthia A. Headen* has served as Domino's Executive Vice President, Supply Chain Services since August 2020. Ms. Headen previously served as Senior Vice President, Global Procurement and Supply Chain Operations from December 2018 to August 2020, after joining Domino's as Vice President of Procurement and Replenishment in November 2015. Prior to Domino's, Ms. Headen spent nearly 16 years with PepsiCo, where she was responsible for global procurement.

*Kevin S. Morris* has served as Domino's Executive Vice President, General Counsel since January 2017 and also as Corporate Secretary since October 2018. Prior to joining Domino's, Mr. Morris served at Equinox Holdings, Inc. and its various operating subsidiaries and affiliates from December 2012 to January 2017, most recently as Senior Vice President, General Counsel and Corporate Secretary. Mr. Morris operated his own private legal practice from July 2009 to November 2012. Prior to 2009, Mr. Morris served as Vice President and Associate General Counsel at Global Hyatt Corporation (the predecessor in interest to Hyatt Hotels Corporation) from 1999 to 2008. Prior to 1999, Mr. Morris served as a Senior International Attorney and Staff Director at McDonald's Corporation after beginning his career as an attorney at Rudnick & Wolfe LLP.

*Lisa V. Price* has served as Domino's Executive Vice President, Chief Human Resources Officer since August 2019. Prior to joining Domino's, Ms. Price served as Senior Vice President of Human Resources at Nordstrom from December 2015 to August 2019. Prior to her time at Nordstrom, she spent over 15 years at Starbucks Corporation in a variety of human resources roles, most recently as Vice President of Partner Resources.

The remaining information required by this item is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of January 1, 2023.

### Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of January 1, 2023. However, no information set forth in the proxy statement regarding the Audit Committee Report shall be deemed incorporated by reference into this Form 10-K.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of January 1, 2023.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of January 1, 2023.

### Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of January 1, 2023.

**Part IV**

**Item 15. Exhibits, Financial Statement Schedules.**

(a)1. Financial Statements: The following financial statements for Domino's Pizza, Inc. and subsidiaries are included in Item 8, "Financial Statements and Supplementary Data":

Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)
Consolidated Balance Sheets as of January 1, 2023 and January 2, 2022
Consolidated Statements of Income for the Years Ended January 1, 2023, January 2, 2022 and January 3, 2021
Consolidated Statements of Comprehensive Income for the Years Ended January 1, 2023, January 2, 2022 and January 3, 2021
Consolidated Statements of Stockholders' Deficit for the Years Ended January 1, 2023, January 2, 2022 and January 3, 2021
Consolidated Statements of Cash Flows for the Years Ended January 1, 2023, January 2, 2022 and January 3, 2021
Notes to Consolidated Financial Statements

2. Financial Statement Schedules: The following financial statement schedule is attached to this report.

Schedule I – Condensed Financial Information of the Registrant

All other schedules are omitted because they are not applicable, not required, or the information is included in the financial statements or the notes thereto.

3. Exhibits: Certain of the following Exhibits have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference.

| Exhibit Number | Description |
| --- | --- |
| 3.1 | Form of Second Restated Certificate of Incorporation of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 3.1 to the Domino's Pizza, Inc. registration statement on Form S-1 filed on April 13, 2004 (Reg. No. 333-114442) (the "S-1")). |
| 3.2 | Certificate of Amendment to the Second Restated Certificate of Incorporation of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 3.2 to the Form 10-Q for the quarter ended June 14, 2015). |
| 3.3 | Third Amended and Restated By-Laws of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed on October 14, 2022). |
| 4.1 | Description of Securities of the Registrant. |
| 10.1 | Lease Agreement dated as of December 21, 1998 by and between Domino's Farms Office Park Limited Partnership and Domino's, Inc. (Incorporated by reference to Exhibit 10.3 to the Domino's, Inc. registration statement on Form S-4 filed on March 22, 1999 (Reg. No. 333-74797)). |
| 10.2 | Fourth Amendment to the Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of August 28, 2012 (Incorporated by reference to Exhibit 10.2 to the registrant's annual report on Form 10-K for the year ended December 30, 2012 (the "2012 10-K")). |
| 10.3 | Fifth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of February 1, 2015 (Incorporated by reference to Exhibit 10.3 to the registrant's annual report on Form 10-K for the year ended January 1, 2017 (the "2016 10-K")). |
| 10.4 | Sixth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of February 1, 2015 (Incorporated by reference to Exhibit 10.4 to the 2016 10-K). |
| 10.5 | Seventh Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of April 19, 2016 (Incorporated by reference to Exhibit 10.5 to the 2016 10-K). |
| 10.6 | Eighth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of November 4, 2016 (Incorporated by reference to Exhibit 10.6 to the 2016 10-K). |
| 10.7 | Ninth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of February 16, 2017 (Incorporated by reference to Exhibit 10.7 to the 2016 10-K). |
| 10.8 | Tenth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of November 7, 2017 (Incorporated by reference to Exhibit 10.8 to the registrant's annual report on Form 10-K for the year ended December 31, 2017 (the "2017 10-K")). |

| 10.9 | Eleventh Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of July 13, 2018 (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended September 9, 2018 (the "September 2018 10-Q")). |
|---|---|
| 10.10 | Twelfth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of July 13, 2018 (Incorporated by reference to Exhibit 10.2 to the September 2018 10-Q). |
| 10.11 | Thirteenth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of May 14, 2019 (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended June 16, 2019 (the "June 2019 10-Q")). |
| 10.12 | Fourteenth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of May 31, 2019 (Incorporated by reference to Exhibit 10.1 to the June 2019 10-Q). |
| 10.13 | Fifteenth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of July 21, 2021 (Incorporated by reference to Exhibit 10.13 to the registrant's annual report on Form 10-K for the year ended January 2, 2022 (the "2021 10-K")). |
| 10.14 | Sixteenth Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of July 21, 2021 (Incorporated by reference to Exhibit 10.14 to the 2021 10-K). |
| 10.15* | Domino's Pizza, Inc. Deferred Compensation Plan adopted effective January 1, 2005 (Incorporated by reference to Exhibit 10.9 to the registrant's annual report on Form 10-K for the year ended January 1, 2006). |
| 10.16* | First Amendment to the Domino's Pizza Deferred Compensation Plan effective January 1, 2007 (Incorporated by reference to Exhibit 10.9 to the registrant's annual report on Form 10-K for the year ended December 31, 2006). |
| 10.17* | Second Amendment to the Domino's Pizza Deferred Compensation Plan effective February 8, 2013 (Incorporated by reference to Exhibit 10.5 to the 2012 10-K). |
| 10.18* | Third Amendment to the Domino's Pizza Deferred Compensation Plan effective as of October 11, 2022. |
| 10.19* | Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended March 22, 2009 (the "March 2009 10-Q")). |
| 10.20* | Form of Employee Stock Option Agreement under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.8 to the 2012 10-K). |
| 10.21* | Form of 2013 Special Employee Stock Option Agreement under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.9 to the 2012 10-K). |
| 10.22* | Form of Director Stock Option Agreement under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the March 2009 10-Q). |
| 10.23* | Form of Amendment to Existing Director Stock Option Grants (Incorporated by reference to Exhibit 10.5 to the March 2009 10-Q). |
| 10.24* | Form of Performance-Based Restricted Stock Agreement (Incorporated by reference to Exhibit 10.12 to the 2012 10-K). |
| 10.25* | Form of 2013 Special Performance-Based Restricted Stock Agreement (Incorporated by reference to Exhibit 10.13 to the 2012 10-K). |
| 10.26* | Form of Performance-Based Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.14 to the 2012 10-K). |
| 10.27* | Form of 2013 Special Performance-Based Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.15 to the 2012 10-K). |
| 10.28* | Form of Domino's Pizza, Inc. 2004 Equity Incentive Plan Restricted Stock Agreement for Directors (Incorporated by reference to Exhibit 10.19 to the registrant's annual report on Form 10-K for the year ended January 3, 2010). |
| 10.29* | Amended and Restated Domino's Pizza Senior Executive Annual Incentive Plan (Incorporated by reference to Exhibit 10.20 to the registrant's annual report on Form 10-K for the year ended January 2, 2011). |
| 10.30* | Amended and Restated Domino's Pizza, Inc. Employee Stock Payroll Deduction Plan (Incorporated by reference to Exhibit 10.18 to the registrant's annual report on Form 10-K for the year ended December 29, 2013). |
| 10.31* | First Amendment to the Amended and Restated Domino's Pizza, Inc. Employee Stock Payroll Deduction Plan dated as of January 1, 2019 (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended March 24, 2019). |

| 10.32* | Form of Domino's Pizza, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan (Incorporated by reference to Exhibit 10.32 to the S-1). |
| 10.33* | Form of 2018 Restricted Stock Agreement (Incorporated by reference to Exhibit 10.4 to the registrant's current report on Form 8-K filed on January 11, 2018 (the "January 2018 8-K")). |
| 10.34* | Form of 2021 Employee Stock Option Agreement under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended June 20, 2021 (the "June 2021 10-Q")). |
| 10.35* | Form of Performance-Based Restricted Stock Unit Award Agreement under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the June 2021 10-Q). |
| 10.36* | Form of Restricted Stock Unit Award Agreement (three-year vesting) under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the June 2021 10-Q). |
| 10.37* | Form of Restricted Stock Unit Award Agreement (two vesting dates) under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended September 12, 2021). |
| 10.38* | Form of Restricted Stock Unit Award Agreement (three vesting dates) under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the registrant's quarterly report on Form 10-Q for the quarter ended March 27, 2022 (the "March 2022 10-Q")). |
| 10.39* | Form of Restricted Stock Unit Award Agreement (two-year vesting with acceleration events) under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended June 19, 2022 (the "June 2022 8-K")). |
| 10.40* | Form of Restricted Stock Unit Award Agreement (three-year vesting with acceleration events) under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to the June 2022 8-K). |
| 10.41* | Amended and Restated Employment Agreement dated as of February 24, 2022 between Domino's Pizza, Inc., Domino's Pizza LLC and Russell J. Weiner (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on March 1, 2022 (the "March 2022 8-K")). |
| 10.42* | Time Sharing Agreement dated as of February 24, 2022 by and between Domino's Pizza LLC and Russell J. Weiner (Incorporated by reference to Exhibit 10.2 to the March 2022 8-K). |
| 10.43* | Employment Agreement dated as of February 25, 2022 by and between Domino's Pizza LLC and Sandeep Reddy (Incorporated by reference to Exhibit 10.3 to the March 2022 8-K). |
| 10.44* | Employment Agreement dated as of March 14, 2011 between Domino's Pizza LLC and Richard E. Allison, Jr. (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended March 27, 2011). |
| 10.45* | Employment Agreement dated as of January 8, 2018 between Domino's Pizza, Inc., Domino's Pizza LLC and Richard E. Allison, Jr. (Incorporated by reference to Exhibit 10.1 to the January 2018 8-K). |
| 10.46* | Time Sharing Agreement dated as of January 8, 2018 between Domino's Pizza LLC and Richard E. Allison, Jr. (Incorporated by reference to Exhibit 10.3 to the January 2018 8-K). |
| 10.47* | Addendum to Employment Agreement effective as of February 24, 2022 by and among Domino's Pizza, Inc., Domino's Pizza LLC and Richard E. Allison, Jr. (Incorporated by reference to Exhibit 10.5 to the March 2022 10-Q). |
| 10.48* | Addendum to Amended and Restated Employment Agreement dated as of June 22, 2018 between Domino's Pizza LLC and David A. Brandon (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended June 17, 2018 (the "June 2018 10-Q")). |
| 10.49* | Second Addendum to Amended and Restated Employment Agreement dated as of December 29, 2018 between Domino's Pizza LLC and David A. Brandon (Incorporated by reference to Exhibit 10.39 to the registrant's annual report on Form 10-K for the year ended December 30, 2018 (the "December 2018 10-K")). |
| 10.50* | Third Addendum to Amended and Restated Employment Agreement dated as of January 30, 2020 between Domino's Pizza LLC and David A. Brandon (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended March 22, 2020). |
| 10.51* | Amended and Restated Employment Agreement dated as of March 2, 2022 by and between Domino's Pizza LLC and Joseph H. Jordan (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on March 4, 2022). |
| 10.52* | Employment Agreement dated as of August 20, 2020 between Domino's Pizza LLC and Stuart A. Levy (Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarter ended September 6, 2020). |
| 10.53* | Separation Agreement dated as of May 19, 2021 between Domino's Pizza LLC and Stuart A. Levy (Incorporated by reference to Exhibit 10.9 to the June 2021 10-Q). |

10.54* Employment Agreement dated as of December 7, 2016 between Domino's Pizza LLC and Kevin S. Morris (Incorporated by reference to Exhibit 10.36 to the 2017 10-K).

10.55 Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.3 to the June 2022 10-Q).

10.56 Amended and Restated Base Indenture dated March 15, 2012 among Domino's Pizza Master Issuer LLC, Domino's Pizza Distribution LLC, Domino's IP Holder LLC and Domino's SPV Canadian Holding Company Inc., each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on March 19, 2012 (the "March 2012 8-K")).

10.57 First Supplement dated as of September 16, 2013 to the Amended and Restated Base Indenture dated as of March 15, 2012 (Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on October 22, 2015 (the "October 2015 8-K")).

10.58 Second Supplement dated as of October 21, 2015 to the Amended and Restated Base Indenture dated as of March 15, 2012 (Incorporated by reference to Exhibit 4.2 to the October 2015 8-K).

10.59 Third Supplement dated as of October 21, 2015 to the Amended and Restated Base Indenture dated as of March 15, 2012 (Incorporated by reference to Exhibit 4.3 to the October 2015 8-K).

10.60 Fourth Supplement dated as of July 24, 2017 to the Amended and Restated Base Indenture dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the Domino's Pizza, Inc. Current Report on Form 8-K, filed on July 25, 2017 (the "July 2017 8-K")).

10.61 Fifth Supplement dated as of November 21, 2018 to the Amended and Restated Base Indenture dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary. (Incorporated by reference to Exhibit 10.49 to the registrant's annual report on Form 10-K for the year ended December 29, 2019).

10.62 Sixth Supplement dated as of April 16, 2021 to the Amended and Restated Base Indenture dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 20, 2021 (the "April 2021 8-K")).

10.63 Seventh Supplement dated as of December 30, 2021 to the Amended and Restated Base Indenture dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 10.62 to the 2021 10-K).

10.64 Series 2015-1 Supplement dated as of October 21, 2015 to the Amended and Restated Base Indenture dated March 15, 2012 among Domino's Pizza Master Issuer LLC, Domino's Pizza Distribution LLC, Domino's IP Holder LLC and Domino's SPV Canadian Holding Company Inc., each as a Co-Issuer of the Series 2015-1 3.484% Fixed Rate Senior Secured Notes, Class A-2-I, the Series 2015-1 4.474% Fixed Rate Senior Secured Notes, Class A-2-II and the Series 2015-1 Variable Funding Senior Notes, Class A-1, and Citibank, N.A., as Trustee and Series 2015-1 Securities Intermediary (Incorporated by reference to Exhibit 4.4 to the October 2015 8-K).

10.65 Series 2017-1 Supplement dated as of July 24, 2017 by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee, Series 2017-1 Securities Intermediary and Calculation Agent (Incorporated by reference to Exhibit 4.2 to the July 2017 8-K).

10.66 Supplemental Indenture, dated as of April 24, 2018, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer of Series 2018-1 4.116% Fixed Rate Senior Secured Notes, Class A-2-I and Series 2018-1 4.328% Fixed Rate Senior Secured Notes, Class A-2-II, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on April 25, 2018 (the "April 2018 8-K")).

10.67 Supplemental Indenture, dated November 19, 2019, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer of Series 2019-1 3.668% Fixed Rate Senior Secured Notes, Class A-2, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on November 19, 2019 (the "November 2019 8-K")).

10.68 Supplemental Indenture, dated April 16, 2021, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC,

each as Co-Issuer of Series 2021-1 2.662% Fixed Rate Senior Secured Notes, Class A-2-I and Series 2021-1 3.151% Fixed Rate Senior Secured Notes, Class A-2-II, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.2 to the April 2021 8-K).

10.69 Series 2022-1 Supplement to the Amended and Restated Base Indenture, dated as of September 16, 2022, by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on September 16, 2022 (the "September 2022 8-K")).

10.70 Purchase Agreement dated as of October 14, 2015 among Domino's Pizza Master Issuer LLC, Domino's IP Holder LLC, Domino's Pizza Distribution LLC and Domino's SPV Canadian Holding Company Inc. for the Series 2015-1 3.484% Fixed Rate Senior Secured Notes, Class A-2-I and the Series 2015-1 4.474% Fixed Rate Senior Secured Notes, Class A-2-II (Incorporated by reference to Exhibit 10.1 to the October 2015 8-K).

10.71 Purchase Agreement dated as of June 12, 2017 among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, Domino's Pizza, Inc. and Domino's Inc., as parent companies, and Guggenheim Securities, LLC and Barclays Capital Inc., as initial purchasers (Incorporated by reference to Exhibit 10.1 to the Domino's Pizza, Inc. Current Report on Form 8-K, filed on June 14, 2017 (the "June 2017 8-K")).

10.72 Purchase Agreement, dated April 18, 2018, by and among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC, Domino's IP Holder LLC, Domino's Pizza, Inc., Domino's Pizza LLC, Domino's, Inc., the guarantors party thereto and Guggenheim Securities, LLC, as representative of the initial purchasers named in Schedule I thereto (Incorporated by reference to Exhibit 1.1 to the April 2018 8-K).

10.73 Purchase Agreement, dated November 6, 2019, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, the Company and Domino's Inc., as parent companies, and Guggenheim Securities, LLC and Barclays Capital Inc., as initial purchasers (Incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed on November 7, 2019).

10.74 Purchase Agreement, dated April 8, 2021, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, the Company and Domino's Inc., as parent companies, and Guggenheim Securities, LLC and Barclays Capital Inc., as initial purchasers (Incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed on April 9, 2021).

10.75 Class A-1 Note Purchase Agreement, dated April 16, 2021, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, certain conduit investors, financial institutions and funding agents, and Coöperatieve Rabobank U.A., New York Branch, as provider of letters of credit, as swingline lender and as administrative agent (Incorporated by reference to Exhibit 10.1 to the April 2021 8-K).

10.76 Class A-1 Note Purchase Agreement, dated September 16, 2022, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, certain conduit investors, financial institutions and funding agents, and Barclays Bank PLC, as provider of letters of credit, as swingline lender and as administrative agent (Incorporated by reference to Exhibit 10.1 to the September 2022 8-K).

10.77 Amended and Restated Guarantee and Collateral Agreement dated as of March 15, 2012 among Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International

| | |
|---|---|
| | Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as a Guarantor, in favor of Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.2 to the March 2012 8-K). |
| 10.78 | Amended and Restated Management Agreement dated as of March 15, 2012 among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's Pizza LLC, as Manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A. as Trustee (Incorporated by reference to Exhibit 10.3 to the March 2012 8-K). |
| 10.79 | Amendment No. 1 dated as of October 21, 2015 to the Amended and Restated Management Agreement dated as of March 15, 2012 among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's Pizza LLC, as Manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A. as Trustee (Incorporated by reference to Exhibit 10.3 to the October 2015 8-K). |
| 10.80 | Amendment No. 2 dated as of July 24, 2017 to the Amended and Restated Management Agreement dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's SPV Guarantor LLC, Domino's Pizza LLC, as manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.1 to the July 2017 8-K)). |
| 10.81 | Amendment No. 3 dated as of April 16, 2021 to the Amended and Restated Management Agreement by and among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's SPV Guarantor LLC, Domino's Pizza LLC, as manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.2 to the April 2021 8-K). |
| 10.82 | Amendment No. 4 dated as of December 30, 2021 to the Amended and Restated Management Agreement dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's SPV Guarantor LLC, Domino's Pizza LLC, as manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.79 to the 2021 10-K). |
| 10.83 | Amendment No. 5 dated as of September 16, 2022 to the Amended and Restated Management Agreement dated as of March 15, 2012 by and among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's SPV Guarantor LLC, Domino's Pizza LLC, as manager and in its individual capacity, Domino's Pizza NS Co., and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.2 to the September 2022 8-K). |
| 10.84 | Parent Company Support Agreement dated as of March 15, 2012 made by Domino's Pizza, Inc. in favor of Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.4 to the October 2015 8-K). |
| 10.85 | Amendment No. 1 dated as of October 21, 2015 to the Parent Company Support Agreement dated as of March 15, 2012 made by Domino's Pizza, Inc. in favor of Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.5 to the October 2015 8-K). |
| 10.86 | Amendment No. 2 dated April 16, 2021 to the Parent Company Support Agreement dated as of March 15, 2012 made by Domino's Pizza, Inc. in favor of Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.3 to the April 2021 8-K). |
| 10.87 | Fixed Dollar Accelerated Share Repurchase Transaction Confirmation, dated April 30, 2021 (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 3, 2021). |
| 10.88 | Omnibus Amendment No. 1, dated December 15, 2017, among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer, Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc., Domino's Pizza Canadian Distribution ULC, Domino's RE LLC and Domino's EQ LLC, each as Guarantor, Domino's Pizza LLC, as manager, certain conduit investors, financial institutions and funding agents, and Coöperatieve Rabobank U.A., New York Branch, as provider of letters of credit, as swingline lender and as administrative agent (Incorporated by reference to Exhibit 10.1 to the Domino's Pizza, Inc. Current Report on Form 8-K, filed on December 19, 2017). |
| 10.89 | Agreement dated as of January 6, 2009 between Domino's Pizza, Inc., Blue Harbour Strategic Value Partners Master Fund, LP and Blue Harbour Institutional Partners Master Fund, L.P. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on January 9, 2009). |
| 10.90 | Board of Directors' Compensation. |
| 21.1 | Subsidiaries of Domino's Pizza, Inc. |
| 23.1 | Consent of PricewaterhouseCoopers LLP. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc. |

| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc. |
| 32.1 | Certification of Chief Executive Officer pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc. |
| 32.2 | Certification of Chief Financial Officer pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc. |
| 101.INS | XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 104 | Cover page Interactive Data File (formatted as Inline XBRL and contained in exhibit 101). |

\* A management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(b) of Form 10-K.

**SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT**

**Domino's Pizza, Inc.**
**PARENT COMPANY CONDENSED BALANCE SHEETS**
**(In thousands, except share and per share amounts)**

| | January 1, 2023 | January 2, 2022 |
|---|---|---|
| **ASSETS** | | |
| ASSETS: | | |
| Cash | $ 6 | $ 6 |
| Total assets | $ 6 | $ 6 |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| LIABILITIES: | | |
| Equity in net deficit of subsidiaries | $ 4,189,065 | $ 4,209,536 |
| Due to subsidiary | 6 | 6 |
| Total liabilities | 4,189,071 | 4,209,542 |
| STOCKHOLDERS' DEFICIT: | | |
| Common stock, par value $0.01 per share; 170,000,000 shares authorized; 35,419,718 in 2022 and 36,138,273 in 2021 issued and outstanding | 354 | 361 |
| Preferred stock, par value $0.01 per share; 5,000,000 shares authorized, none issued | — | — |
| Additional paid-in capital | 9,693 | 840 |
| Retained deficit | (4,194,418) | (4,207,917) |
| Accumulated other comprehensive loss | (4,694) | (2,820) |
| Total stockholders' deficit | (4,189,065) | (4,209,536) |
| Total liabilities and stockholders' deficit | $ 6 | $ 6 |

See accompanying notes to the Schedule I.

**Domino's Pizza, Inc.**
**PARENT COMPANY CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**
**(In thousands, except share and per share amounts)**

|  | For the Years Ended | | |
|  | January 1, 2023 | January 2, 2022 | January 3, 2021 |
|---|---|---|---|
| REVENUES | $ — | $ — | $ — |
| Total revenues | — | — | — |
| OPERATING EXPENSES | — | — | — |
| Total operating expenses | — | — | — |
| INCOME FROM OPERATIONS | — | — | — |
| Equity earnings in subsidiaries | 452,263 | 510,467 | 491,296 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 452,263 | 510,467 | 491,296 |
| PROVISION FOR INCOME TAXES | — | — | — |
| NET INCOME | $ 452,263 | $ 510,467 | $ 491,296 |
| COMPREHENSIVE INCOME | $ 450,389 | $ 510,071 | $ 492,614 |
| EARNINGS PER SHARE: | | | |
| Common Stock – basic | $ 12.66 | $ 13.72 | $ 12.61 |
| Common Stock – diluted | $ 12.53 | $ 13.54 | $ 12.39 |

See accompanying notes to the Schedule I.

**Domino's Pizza, Inc.**
**PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS**
**(In thousands)**

| | For the Years Ended | | |
| --- | --- | --- | --- |
| | January 1, 2023 | January 2, 2022 | January 3, 2021 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net cash provided by operating activities | $ 458,679 | $ 538,741 | $ 402,348 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Dividends from subsidiaries | — | 908,698 | — |
| Net cash provided by investing activities | — | 908,698 | — |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Payments of common stock dividends and equivalents | (157,531) | (139,399) | (121,925) |
| Purchases of common stock | (293,740) | (1,320,902) | (304,590) |
| Other | (7,408) | 12,862 | 24,167 |
| Net cash used in financing activities | (458,679) | (1,447,439) | (402,348) |
| CHANGE IN CASH | — | — | — |
| CASH, AT BEGINNING OF PERIOD | 6 | 6 | 6 |
| CASH, AT END OF PERIOD | $ 6 | $ 6 | $ 6 |

See accompanying notes to the Schedule I.

## Domino's Pizza, Inc.
## NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

**(1)      Introduction and Basis of Presentation**

Domino's Pizza, Inc., on a stand-alone basis, (the "Parent Company") has accounted for majority-owned subsidiaries using the equity method of accounting. The accompanying condensed financial statements of the Parent Company should be read in conjunction with the consolidated financial statements of Domino's Pizza, Inc. and its subsidiaries (the "Company") and the notes thereto included in Item 8 of this Form 10-K. These financial statements have been provided to comply with Rule 4-08(e) of Regulation S-X.

**Use of Estimates**

The use of estimates is inherent in the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

**New Accounting Pronouncements**

The Company has adopted the below new accounting pronouncements that impacted the Parent Company financial statements.

*Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326)*

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). ASC 326 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. On December 30, 2019, the Company adopted ASC 326 using the modified retrospective method. The Parent Company recorded a $1.1 million adjustment to equity in net deficit of subsidiaries and recorded a $1.1 million adjustment to retained deficit related to this new accounting standard in 2020. See Note 1 to the Company's consolidated financial statements as filed in this Form 10-K for additional information related to the adoption of this new accounting standard.

**(2)     Supplemental Disclosures of Cash Flow Information**

During 2022, 2021 and 2020, the Parent Company received dividends from its subsidiaries primarily consisting of amounts received to pay dividends and repurchase common stock, and in 2021, such amounts were received in connection with the Company's recapitalization transaction. See Note 3 to the Company's consolidated financial statements as filed in this Form 10-K for a description of the Company's recapitalization transactions. In 2021 and in connection with the Company's recapitalization, the amount of dividends received was in excess of current year equity in earnings from its subsidiaries, and thus a portion of these dividends was considered to be a return of investment and is classified as a cash inflow from investing activities.

**Item 16. Form 10-K Summary.**

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


DOMINO'S PIZZA, INC.

/s/ Sandeep Reddy
Sandeep Reddy
Executive Vice President, Chief Financial Officer
February 23, 2023


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Russell J. Weiner | |
| Russell J. Weiner | Chief Executive Officer and Director |
| February 23, 2023 | (Principal Executive Officer) |
| | |
| /s/ Sandeep Reddy | |
| Sandeep Reddy | Executive Vice President, Chief Financial Officer |
| February 23, 2023 | (Principal Financial Officer) |
| | |
| /s/ Jessica L. Parrish | |
| Jessica L. Parrish | Vice President, Corporate Controller and Treasurer |
| February 23, 2023 | |
| | |
| /s/ David A. Brandon | |
| David A. Brandon | Executive Chairman of the Board of Directors |
| February 23, 2023 | |
| | |
| /s/ C. Andrew Ballard | |
| C. Andrew Ballard | Director |
| February 23, 2023 | |
| | |
| /s/ Andrew B. Balson | |
| Andrew B. Balson | Director |
| February 23, 2023 | |
| | |
| /s/ Corie S. Barry | |
| Corie S. Barry | Director |
| February 23, 2023 | |
| | |
| /s/ Diana F. Cantor | |
| Diana F. Cantor | Director |
| February 23, 2023 | |
| | |
| /s/ Richard L. Federico | |
| Richard L. Federico | Director |
| February 23, 2023 | |
| | |
| /s/ James A. Goldman | |
| James A. Goldman | Director |
| February 23, 2023 | |
| | |
| /s/ Patricia E. Lopez | |
| Patricia E. Lopez | Director |
| February 23, 2023 | |

**CEO AND CFO CERTIFICATION**

Russell J. Weiner, Chief Executive Officer, and Sandeep Reddy, Executive Vice President and Chief Financial Officer, in their respective capacities as the Company's principal executive officer and principal financial officer, have issued certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and applicable Securities and Exchange Commission regulations with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the "2022 10-K").  The full text of the certifications is set forth in Exhibits 31.1, 31.2, 32.1 and 32.2 to the 2022 10-K.

In addition, Mr. Weiner submitted his annual certification to the New York Stock Exchange (the "NYSE") on May 26, 2022, stating that he was not aware of any violations by the Company of the NYSE's corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

## SHAREHOLDER INFORMATION

**Investor Information**
Current and prospective investors can have an annual report sent to them by going to our website, **ir.dominos.com.** From the home page, click on "Investors," then "DPZ Inquiries," then "Request Information" and fill out the form. You can also request a report via email to **investorrelations@dominos.com.**

**Stock Trading Information**
Domino's Pizza, Inc. common stock trades on the New York Stock Exchange under the ticker symbol **DPZ.**

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP
500 Woodward Ave., Suite 3300
Detroit, MI 48226-3416
(313) 394-6000

**Transfer Agent and Registrar**
Computershare maintains our shareholder records. For assistance on matters such as lost stock certificates, name changes or transfer of ownership, please contact:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Toll Free: (877) 272-9616
Outside U.S.: (201) 680-6578

Shareholder website:
www.computershare.com/investor

## ANNUAL MEETING

**2023 Annual Meeting of Shareholders (VIRTUAL ONLY)**
Attend our virtual shareholder meeting online and have the option to view materials, vote and submit questions during the meeting.

**When:** Tuesday, April 25, 2023 at 10 a.m. Eastern Time

**Where:** www.virtualshareholdermeeting.com/DPZ2023

**How:** Use the personal control number provided on your proxy card, voter instruction form or Notice of Internet Availability to enter the meeting.

## BOARD OF DIRECTORS

**David A. Brandon**
*Executive Chairman*

**Russell Weiner**
*Director and Chief Executive Officer*

**C. Andrew Ballard**
*Presiding Director*
*Chair of the Inclusion & Diversity Committee*
*Member of the Compensation Committee*

**Andrew B. Balson**
*Chair of the Compensation Committee*

**Corie S. Barry**
*Member of the Audit Committee*
*Member of the Inclusion & Diversity Committee*

**Diana F. Cantor**
*Chair of the Audit Committee*

**Richard L. Federico**
*Member of the Compensation Committee*
*Member of the Nominating and Corporate Governance Committee*

**James A. Goldman**
*Chair of the Nominating and Corporate Governance Committee*
*Member of the Audit Committee*

**Patricia E. Lopez**
*Member of the Inclusion & Diversity Committee*
*Member of the Nominating and Corporate Governance Committee*

## LEADERSHIP

**Russell Weiner**
*Chief Executive Officer*

**Joe Jordan**
*President,*
*U.S. & Global Services*

**Art D'Elia**
*Executive Vice President,*
*International*

**Kelly Garcia**
*Executive Vice President,*
*Chief Technology Officer*

**Frank Garrido**
*Executive Vice President,*
*U.S. Operations & Support*

**Cindy Headen**
*Executive Vice President,*
*Supply Chain Services*

**Kevin Morris**
*Executive Vice President,*
*General Counsel & Corporate Secretary*

**Lisa Price**
*Executive Vice President,*
*Chief Human Resources Officer*

**Sandeep Reddy**
*Executive Vice President,*
*Chief Financial Officer*

**Kirk Armstrong**
*Senior Vice President,*
*Supply Chain Services*

**Ross Behrman**
*Senior Vice President,*
*Team USA*

**Mike Davis**
*Senior Vice President,*
*U.S. Technology Enablement*
*& Delivery*

**Stefania Gvillo**
*Senior Vice President,*
*Chief Analytics & Insights Officer*

**Fred Lund**
*Senior Vice President,*
*Global Development & Sustainability*

**Debbie Sweeney**
*Senior Vice President,*
*Franchise Relations &*
*System Engagement*

**Maui Thai-Tang**
*Senior Vice President,*
*Global Product Engineering*

**Christopher Thomas-Moore**
*Senior Vice President,*
*Customer & Store Experience*

**Kate Trumbull**
*Senior Vice President,*
*Brand & Product Innovation*

### INSIDE FRONT COVER
- Domino's delivery expert at Connorsville, Indiana store.
- Domino's awarded the 2022 World's Fastest Pizza Maker title to UK regional manager Zagros Jaff among nearly 8,000 cheering spectators at The Venetian Resort in Las Vegas.
- Over 8,000 Dominoids from across the globe united in Las Vegas for the 2022 Worldwide Rally.
- Domino's launched its Carryout Tips promotion, which rewarded carryout customers who order online with a $3 tip to use on their next order.
- Domino's teamed up with Netflix's "Stranger Things" to introduce its new mind ordering app — an immersive experience which allows customers to place an Easy Order with their mind.

### BACK COVER
- Domino's supply chain division is the primary source of pizza store products for the U.S. franchise system.
- Domino's Mix & Match Deal offers a wide variety of menu items to choose from.
- Domino's rolls out a nationwide fleet of 800 Chevy Bolt electric vehicles, making it the largest electric pizza delivery fleet in the country.
- Domino's team member at Connorsville, Indiana store.
- New Supply Chain Center opens in Merrillville, Indiana.
- Domino's loves its team members!










30 Frank Lloyd Wright Drive, P.O. Box 997, Ann Arbor, MI 48106-0997
dominos.com

ANNUAL-22 (3/23)